

New Horizons.

FIRST BANCORP

ANNUAL REPORT 2012

SELECTED FINANCIAL DATA

Years Ended December 31, ($ IN THOUSANDS EXCEPT SHARE DATA)	2012	2011	Change 2011 to 2012
SELECTED INCOME STATEMENT DATA			
Net interest income	$ 135,200	132,203	2.3%
Provision for loan losses	79,672	41,301	92.9%
Noninterest income	1,389	26,216	-94.7%
Noninterest expenses	97,275	96,106	1.2%
Income tax expense (benefit)	(16,952)	7,370	N/M
Net income (loss)	(23,406)	13,642	N/M
Preferred stock dividends	2,809	6,166	-54.4%
Net income (loss) - common shareholders	(26,215)	7,476	N/M
PER SHARE DATA			
Earnings (loss) per common share - basic	$ (1.54)	0.44	N/M
Earnings (loss) per common share - diluted	(1.54)	0.44	N/M
Cash dividends declared - common	0.32	0.32	0.0%
Market Price:			
High	13.40	16.89	-20.7%
Low	7.68	8.05	-4.6%
Close	12.82	11.15	15.0%
Book value - common	14.51	16.66	-12.9%
Tangible book value - common	11.00	12.53	-12.2%
SELECTED BALANCE SHEET DATA			
(at year end)			
Assets	$ 3,244,910	3,290,474	-1.4%
Loans	2,376,457	2,430,386	-2.2%
Deposits	2,821,360	2,755,037	2.4%
Shareholders' Equity	356,117	345,150	3.2%
PERFORMANCE RATIOS			
Return on average assets	(0.79%)	0.23%	-102 bps
Return on average common equity	(9.29%)	2.59%	-1,188 bps
NONFINANCIAL DATA			
Common shares outstanding	19,669,302	16,909,820	
Number of branches	97	97	
Number of employees - full/part time	810/42	812/36	

N/M = NOT MEANINGFUL



Dear Shareholders, Customers and Friends,

Thank you for the privilege to report on the events of the past year. Having served as a director of the company since 2010, it was an honor to join the management team last June. Since then, I have spent a lot of time getting to know the bank better. My visits to our branches and with employees confirmed the belief that I had formed as a director - First Bank is a wonderful community bank with talented employees who are dedicated to serving our friends and neighbors in all the communities we call home.

I also found a company continuing to deal with a lingering recession - an organization spending lots of time and energy trying to resolve delinquent loans that had been negatively impacted by tough economic times. That level of delinquency was also extremely difficult to forecast, resulting in substantial increases in our loan loss provisions. This situation was a serious drag on the value of our bank.

Faced with the prospect of several more years of sub-par financial results, we began to consider other alternatives. One was to sell a large portion of our most problematic loans. We determined that while there were buyers for the loans, the price level they would pay was going to result in a sizeable loss for the bank. While our capital levels were high enough that we could withstand a large loss and still significantly exceed regulatory minimums, we believed the most prudent thing to do was to replace any loss from a loan sale with a capital raise of a similar amount.

The culmination of these plans was announced in late December when we reported that - 1) we had completed a $33.8 million capital raise, 2) we were nearing the completion of a loan sale of approximately $68 million of high-risk loans, and 3) we planned to write-down certain of our foreclosed properties in an effort to speed their disposition. The net effect of these initiatives was positive - our capital levels remained almost the same, while the level of risk on our balance sheet was greatly reduced.

We completed the loan sale in January 2013 and are optimistic that the gains in productivity of our employees and the reduction of collection expenses and provisions for loan losses will result in greater value for our shareholders.

Primarily as a result of this loan sale and foreclosed property write-down, our company reported its first annual loss since becoming a public company in 1987. For the year ended December 31, 2012, we reported a loss for our common shareholders of $26.2 million, or $1.54 per share, compared to net income of $7.5 million, or $0.44 per share, in 2011.

Although we reported a loss for 2012, our shareholders experienced a gain. The price of our common stock rose from $11.15 at the beginning of the year to $12.82 on December 31, 2012, an increase of 15%. When you factor in the cash dividends that the company paid, the total return for our shareholders was 18%. And in 2013, our stock price has been trading above $13 for much of the year thus far. The performance of our stock following the December announcement of the capital raise and loan sale helps validate the tough decisions made by the board of directors.

While the events discussed above were the most significant, we had numerous other accomplishments as well.

First, we had good balance sheet growth during the year. Excluding loans we assumed in failed bank acquisitions in prior years, our level of loans increased by $25 million, or 1.2%, during the year to $2.1 billion. If you add back the $68 million in loans that we removed from the loan portfolio in anticipation of the loan sale, our real growth was $93 million, or 4.5%. We did an especially good job making loans to small businesses, which has resulted in the lowest possible rate of 1% that we pay to the US Treasury related to the Small Business Lending Fund that we accessed in 2011. We look forward to continuing to meet the lending needs of the communities we serve.

On the liability side, we experienced a 2.4% growth in deposits. Within that growth, we experienced a nice shift in the mix of our deposits. Most significantly, we experienced a 16% increase in transaction accounts, including a 23% increase in Checking Accounts. Transaction accounts, especially Checking Accounts, are generally our lowest cost source of funds and also provide us the opportunity to earn fees. Due to the growth in these accounts, we were able to lessen our reliance on Certificates of Deposits, which decreased by 12% and are often our most expensive source of funds.

While almost all of the growth we experienced in 2012 was internal growth, we also continued to evaluate acquisition opportunities. In April 2012, we announced an agreement to purchase a bank branch located in Wilmington, NC. We did not buy the real estate associated with the branch, but rather we consolidated the $9 million in deposits housed at the branch into an existing, nearby branch of First Bank with minimal incremental overhead. In September 2012, we announced that we had agreed to purchase two branches from another bank, with one branch being in Southern Pines, NC and the other in Rockingham, NC. The total deposits associated with the branches is approximately $64 million and the loans are approximately $22 million. We expect to also be able to leverage our existing branch network in those towns and achieve good efficiencies. This transaction is expected to be complete by the time you receive this report.

Looking into the future, we believe that Mobile and Online Banking, as well as social media will continue to increase in popularity. We continue to work towards providing the best Online Banking products possible (available at www.FirstBancorp.com). In addition, we have complimentary smartphone apps for both the iPhone® and the Android™ that our customers love. On the social media front, we have both a Facebook page where we interact with our customers and a Twitter feed that provides interesting tidbits to our followers. Please visit our Facebook page at "First Bancorp" and follow us on Twitter at "@FirstBancorp".

We continue to focus on serving all of the financial needs of our customers. While this is not a new idea, we have rededicated ourselves to offering the best possible products for our customers for all financial occasions. We have recently focused on the areas of Wealth Management, Mortgage Loans and Credit Cards. In 2012, we made significant investments in our Wealth Management division, which operates under the name "FB Wealth Management". We now have expert financial advisors in, or within a short distance of, all of our market areas. People need financial advice and our bank, which is a trusted, local community bank, is ideally positioned to help.

In 2013, in order to address increasingly complex regulations, as well as to provide the best possible customer experience, we have reorganized our Mortgage department and increased its staffing. Now when you need a Mortgage Loan, you will be partnered with a highly trained Mortgage Loan expert who only originates Mortgage Loans. We will guide our customers through the increasingly regulated process and be able to provide the best possible product at the best rate, and with the shortest turnaround time possible.

Later in 2013, we will be rolling out a new and improved First Bank Credit Card. Getting a First Bank Credit Card will be more convenient than ever and the rewards you get for using it will be comparable to the best ones in the marketplace. If you do not already have one, we look forward to getting a First Bank Credit Card in your wallet in the near future.

In conclusion, we are hopeful that we are beginning to see early signs of economic recovery in the markets we serve. With our expansion over the last few years and the bank's recent initiatives, I believe we are ideally positioned to aid in the recovery and profit from it. I look forward to a bright future for our communities and our bank.

Accompanying the mailing of this letter is our proxy statement and the notice of our Annual Shareholders Meeting, which is being held at the James H. Garner Conference Center at 3:00 PM on May 9, 2013. There is important information regarding your company contained within the proxy statement, and I encourage you to read it closely. On the back of the proxy statement is a location map for your convenience. I invite you to attend this meeting, which will give you an opportunity to meet the management and board of directors of your company.

Your support is appreciated, and I welcome your comments and suggestions.

Sincerely,

Richard H. Moore
President and Chief Executive Officer

March 20, 2013

BOARD OF DIRECTORS


Daniel T. Blue, Jr.


Jack D. Briggs


R. Walton Brown


David L. Burns


John F. Burns


Mary Clara Capel
CHAIRMAN
FIRST BANCORP


James Crawford III


R. Winston Dozier, Jr.


James G. Hudson, Jr.


Richard H. Moore
CEO AND PRESIDENT
FIRST BANCORP


Jerry L. Ocheltree
PRESIDENT
FIRST BANK


George R. Perkins, Jr.


Thomas F. Phillips


Frederick L. Taylor, II


Virginia C. Thomasson


Dennis A. Wicker


John C. Willis



IN MEMORIAM **Goldie H. Wallace**

We dedicate this year's First Bancorp Annual Report to the beloved memory of Goldie Wallace. Wallace, a private investor and business entrepreneur, served as a dedicated board member for 15 years.

FIRST BANCORP

FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

Commission File Number 0-15572

FIRST BANCORP

(Exact Name of Registrant as Specified in its Charter)

North Carolina	56-1421916
(State of Incorporation)	(I.R.S. Employer Identification Number)
341 North Main Street, Troy, North Carolina	27371-0508
(Address of Principal Executive Offices)	(Zip Code)
Registrant's telephone number, including area code:	(910) 576-6171

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, No Par Value	The Nasdaq Global Select Market

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. [ ] YES [X] NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. [ ] YES [X] NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] YES [ ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [X] YES [ ] NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to the Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

[ ] Large Accelerated Filer [X] Accelerated Filer [ ] Non-Accelerated Filer [ ] Smaller Reporting Company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] YES [X] NO

The aggregate market value of the Common Stock, no par value, held by non-affiliates of the registrant, based on the closing price of the Common Stock as of June 30, 2012 as reported by The NASDAQ Global Select Market, was approximately $134,981,359.

The number of shares of the registrant's Common Stock outstanding on February 28, 2013 was 19,671,775.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement to be filed pursuant to Regulation 14A are incorporated herein by reference into Part III.

TABLE OF CONTENTS

* Information called for by Part III (Items 10 through 14) is incorporated herein by reference to the Registrant's definitive Proxy Statement for the 2013 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission on or before April 30, 2013.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, which statements are inherently subject to risks and uncertainties. Forward-looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Further, forward-looking statements are intended to speak only as of the date made. Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expect," "believe," "estimate," "plan," "project," or other statements concerning our opinions or judgment about future events. Our actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. Factors that could influence the accuracy of such forward-looking statements include, but are not limited to, the financial success or changing strategies of our customers, our level of success in integrating acquisitions, actions of government regulators, the level of market interest rates, and general economic conditions. For additional information about factors that could affect the matters discussed in this paragraph, see the "Risk Factors" section in Item 1A of this report.

PART I

Item 1. Business

General Description

First Bancorp (the "Company") is a bank holding company. Our principal activity is the ownership and operation of First Bank (the "Bank"), a state-chartered bank with its main office in Troy, North Carolina. The Company is also the parent to a series of statutory business trusts organized under the laws of the State of Delaware that were created for the purpose of issuing trust preferred debt securities. Our outstanding debt associated with these trusts was $46.4 million at December 31, 2012 and 2011.

The Company was incorporated in North Carolina on December 8, 1983, as Montgomery Bancorp, for the purpose of acquiring 100% of the outstanding common stock of the Bank through a stock-for-stock exchange. On December 31, 1986, the Company changed its name to First Bancorp to conform its name to the name of the Bank, which had changed its name from Bank of Montgomery to First Bank in 1985.

The Bank was organized in 1934 and began banking operations in 1935 as the Bank of Montgomery, named for the county in which it operated. The Bank's main office is in Troy, population 3,500, located in the center of Montgomery County, approximately 60 miles east of Charlotte, 50 miles south of Greensboro, and 80 miles southwest of Raleigh. As of December 31, 2012, we conducted business from 97 branches covering a geographical area from Little River, South Carolina to the southeast, to Wilmington, North Carolina to the east, to Kill Devil Hills, North Carolina to the northeast, to Salem, Virginia to the north, to Abingdon, Virginia to the northwest, and to Asheville, North Carolina to the west. We also have loan production offices in Greenville, North Carolina and Blacksburg, Virginia. Of the Bank's 97 branches, 81 branches are in North Carolina, nine branches are in South Carolina and seven branches are in Virginia (where we operate under the name "First Bank of Virginia"). Ranked by assets, the Bank was the fourth largest bank headquartered in North Carolina as of December 31, 2012.

On June 19, 2009, we acquired substantially all of the assets and liabilities of Cooperative Bank, which had been closed earlier that day by regulatory authorities. Cooperative Bank operated through twenty-four branches located primarily in the coastal region of North Carolina. In connection with the acquisition, we assumed assets with a book value of $959 million, including $829 million in loans and $706 million in deposits. The loans and foreclosed real estate purchased in the acquisition are covered by loss share agreements between the Federal Deposit Insurance Corporation (FDIC) and First Bank which affords the Bank significant loss protection. We recorded a gain of $67.9 million as a result of this acquisition. Additional information regarding this transaction is contained in the Company's 2009 Annual Report on Form 10-K.

On January 21, 2011, we acquired substantially all of the assets and liabilities of The Bank of Asheville, which had been closed earlier that day by regulatory authorities. The Bank of Asheville operated through five branches located in or near Asheville, North Carolina. In connection with the acquisition, we assumed assets with a book value of $190 million, including $154 million in loans and $192 million in deposits. Substantially all of the acquired loans and foreclosed real-estate are covered by loss share agreements with the FDIC, which affords the Bank significant loss protection. We recorded a gain of $10.2 million as a result of this acquisition. Additional information regarding this transaction is also contained in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 2 to the consolidated financial statements.

As of December 31, 2012, the Bank had two wholly owned subsidiaries, First Bank Insurance Services, Inc. ("First Bank Insurance") and First Troy SPE, LLC. First Bank Insurance's primary business activity is the placement of property and casualty insurance coverage. First Troy SPE, LLC, which was organized in December 2009, is a holding entity for certain foreclosed properties.

Our principal executive offices are located at 341 North Main Street, Troy, North Carolina 27371-0508, and our telephone number is (910) 576-6171. Unless the context requires otherwise, references to the "Company," "we," "our," or "us" in this annual report on Form 10-K shall mean collectively First Bancorp and its consolidated subsidiaries.

General Business

We engage in a full range of banking activities, with the acceptance of deposits and the making of loans being our most basic activities. We offer deposit products such as checking, savings, and money market accounts, as well as time deposits, including various types of certificates of deposits (CDs) and individual retirement accounts (IRAs). We provide loans for a wide range of consumer and commercial purposes, including loans for business, agriculture, real estate, personal uses, home improvement and automobiles. We also offer credit cards, debit cards, letters of credit, safe deposit box rentals and electronic funds transfer services, including wire transfers. In addition, we offer internet banking, mobile banking, cash management and bank-by-phone capabilities to our customers, and are affiliated with ATM networks that give our customers access to 67,000 ATMs, with no surcharge fee. In 2007, we introduced remote deposit capture, which provides business customers with a method to electronically transmit checks received from customers into their bank account without having to visit a branch. In 2008, we joined the Certificate of Deposit Account Registry Service (CDARS), which gives our customers the ability to obtain FDIC insurance on deposits of up to $50 million, while continuing to work directly with their local First Bank branch.

Because the majority of our customers are individuals and small to medium-sized businesses located in the counties we serve, management does not believe that the loss of a single customer or group of customers would have a material adverse impact on the Bank. There are no seasonal factors that tend to have any material effect on the Bank's business, and we do not rely on foreign sources of funds or income. Because we operate primarily within North Carolina, southwestern Virginia and northeastern South Carolina, the economic conditions of these areas could have a material impact on the Company. See additional discussion below in the section entitled "Territory Served and Competition."

Beginning in 1999, First Bank Insurance began offering non-FDIC insured investment and insurance products, including mutual funds, annuities, long-term care insurance, life insurance, and company retirement plans, as well as financial planning services (the "investments division"). In May 2001, First Bank Insurance added to its product line when it acquired two insurance agencies that specialized in the placement of property and casualty insurance. In October 2003, the "investments division" of First Bank Insurance became a part of the Bank. The primary activity of First Bank Insurance is now the placement of property and casualty insurance products. In February 2010, First Bank Insurance acquired The Insurance Center, Inc., a Troy-based property and casualty insurance agency with approximately 500 customers.

First Bancorp Capital Trust II and First Bancorp Capital Trust III were organized in December 2003 for the purpose of issuing $20.6 million in debt securities ($10.3 million was issued from each trust). These borrowings are due on January 23, 2034 and are also structured as trust preferred capital securities in order to qualify as regulatory capital. These debt securities are callable by the Company at par on any quarterly interest payment date beginning on January 23, 2009. The interest rate on these debt securities adjusts on a quarterly basis at a weighted average rate of three-month LIBOR plus 2.70%.

First Bancorp Capital Trust IV was organized in April 2006 for the purpose of issuing $25.8 million in debt securities. These borrowings are due on June 15, 2036 and are also structured as trust preferred capital securities that qualify as regulatory capital. These debt securities are callable by the Company at par on any quarterly interest payment date beginning on June 15, 2011. The interest rate on these debt securities adjusts on a quarterly basis at a rate of three-month LIBOR plus 1.39%.

Territory Served and Competition

Our headquarters are located in Troy, Montgomery County, North Carolina. At the end of 2012, we served primarily the south central region (sometimes called the Piedmont region), the central mountain region and the eastern coastal region of North Carolina, with additional operations in northeastern South Carolina and southwestern Virginia. The following table presents, for each county where we operated as of December 31, 2012, the number of bank branches operated by the Company within the county, the approximate amount of deposits with the Company in the county as of December 31, 2012, our approximate deposit market share at June 30, 2012, and the number of bank competitors located in the county at June 30, 2012.

County	Number of Branches	Deposits (in millions)	Market Share	Number of Competitors
Anson, NC	1	$ 12	4.5%	5
Beaufort, NC	3	36	2.9%	7
Bladen, NC	1	24	10.2%	5
Brunswick, NC	4	96	5.8%	11
Buncombe, NC	4	96	2.3%	19
Cabarrus, NC	2	38	2.1%	11
Carteret, NC	2	21	2.3%	8
Chatham, NC	2	73	9.8%	10
Chesterfield, SC	3	55	15.1%	7
Columbus, NC	2	29	4.6%	5
Dare, NC	1	17	1.8%	10
Davidson, NC	3	97	4.0%	10
Dillon, SC	3	69	24.4%	3
Duplin, NC	3	117	26.2%	7
Florence, SC	2	32	1.7%	13
Guilford, NC	1	58	0.7%	20
Harnett, NC	3	114	13.4%	9
Horry, SC	1	4	0.1%	23
Iredell, NC	2	31	1.4%	22
Lee, NC	4	188	24.2%	10
Montgomery, NC	5	106	39.1%	4
Montgomery, VA	2	59	3.3%	13
Moore, NC	11	421	25.7%	11
New Hanover, NC	5	158	3.8%	20
Onslow, NC	2	41	3.9%	9
Pulaski, VA	1	26	6.5%	8
Randolph, NC	4	71	4.4%	15
Richmond, NC	1	19	3.3%	6
Roanoke, VA	1	4	0.0%	13
Robeson, NC	5	195	18.5%	9
Rockingham, NC	1	29	2.7%	11
Rowan, NC	2	53	3.3%	13
Scotland, NC	2	61	18.0%	6
Stanly, NC	4	94	9.9%	6
Wake, NC	1	25	0.1%	31
Washington, VA	1	32	3.1%	16
Wythe, VA	2	79	13.8%	11
Brokered & Internet Deposits	-	141		
Total	97	$ 2,821		

Our branches and facilities are primarily located in small communities whose economies are based primarily on services, manufacturing and light industry. Although our market is predominantly small communities and rural areas, the market area is not dependent on agriculture. Textiles, furniture, mobile homes, electronics, plastic and metal fabrication, forest products, food products, and chicken hatcheries are among the leading manufacturing industries in the trade area. Leading producers of lumber and rugs are located in Montgomery

County, North Carolina. The Pinehurst area within Moore County, North Carolina, is a widely known golf resort and retirement area. The High Point, North Carolina, area is widely known for its furniture market. New Hanover and Brunswick Counties, located in the southeastern coastal region of North Carolina, are popular with tourists and have significant retirement populations. Buncombe County, located in the western region of North Carolina, is a highly diverse area with industries in manufacturing, service, and tourism. Additionally, several of the communities served by the Company are "bedroom" communities of large cities like Charlotte, Raleigh and Greensboro, while several branches are located in medium-sized cities such as Albemarle, Asheboro, High Point, Southern Pines and Sanford. We also have branches in small communities such as Bennett, Polkton, Vass, and Harmony.

Approximately 15% of our deposit base is in Moore County. Accordingly, material changes in competition, the economy or population of Moore County could materially impact the Company. No other county comprises more than 10% of our deposit base.

We compete in our various market areas with, among others, several large interstate bank holding companies. These large competitors have substantially greater resources than us, including broader geographic markets, higher lending limits and the ability to make greater use of large-scale advertising and promotions. A significant number of interstate banking acquisitions have taken place in the past decade, thus further increasing the size and financial resources of some of our competitors, some of which are among the largest bank holding companies in the nation. In many of our markets, we also compete against banks that have been organized within the past ten to fifteen years. Until recently, these new banks often focused on loan and deposit balance sheet growth, and not necessarily on earnings profitability, which often resulted in them offering more attractive terms on loans and deposits than we were willing to offer in light of our profitability goals. Due to capital considerations, most of these banks are no longer seeking balance sheet growth. This has increased our ability to compete for loans, but the same banks continue to offer premium rates on deposits, presumably in an effort to maintain maximum liquidity during these challenging economic times. Moore County, which as noted above comprises a disproportionate share of our deposits, is a particularly competitive market, with at least eleven other financial institutions having a physical presence.

We compete not only against banking organizations, but also against a wide range of financial service providers, including federally and state-chartered savings and loan institutions, credit unions, investment and brokerage firms and small-loan or consumer finance companies. One of the credit unions in our market area is among the largest in the nation. Competition among financial institutions of all types is virtually unlimited with respect to legal ability and authority to provide most financial services. We also experience competition from internet banks, particularly in the area of time deposits.

Despite the competitive market, we believe we have certain advantages over our competition in the areas we serve. We seek to maintain a distinct local identity in each of the communities we serve and we actively sponsor and participate in local civic affairs. Most lending and other customer-related business decisions can be made without the delays often associated with larger institutions. Additionally, employment of local managers and personnel in various offices and low turnover of personnel enable us to establish and maintain long-term relationships with individual and corporate customers.

Lending Policy and Procedures

Conservative lending policies and procedures and appropriate underwriting standards are high priorities of the Bank. Loans are approved under our written loan policy, which provides that lending officers, principally branch managers, have authority to approve loans of various amounts up to $350,000, with lending limits varying depending upon the experience of the lending officer and whether the loan is secured or unsecured. Each of our regional senior lending officers has discretion to approve secured loans of various principal amounts up to

$500,000 and together can approve loans up to $4,000,000. Loans above $4,000,000 must be approved by the Executive Committee of the Company's board of directors.

A committee of our board of directors reviews and approves loans that exceed management's lending authority, loans to executive officers, directors, and their affiliates and, in certain instances, other types of loans. New credit extensions are reviewed daily by our senior management and at least monthly by our board committee.

We continually monitor our loan portfolio to identify areas of concern and to enable us to take corrective action. Lending officers and the board of directors meet periodically to review past due loans and portfolio quality, while assuring that the Bank is appropriately meeting the credit needs of the communities it serves. Individual lending officers are responsible for pursuing collection of past-due amounts and monitoring any changes in the financial status of borrowers.

We also contract with an independent consulting firm to review new loan originations meeting certain criteria, as well as to assign risk grades to existing credits meeting certain thresholds. The consulting firm's observations, comments, and risk grades, including variances with the Bank's risk grades, are shared with the audit committee of the Company's board of directors and are considered by management in setting Bank policy, as well as in evaluating the adequacy of our allowance for loan losses. The consulting firm also provides training on a periodic basis to our lending officers to keep them updated on current developments in the marketplace. For additional information, see "Allowance for Loan Losses and Loan Loss Experience" under Item 7 below.

Investment Policy and Procedures

We have adopted an investment policy designed to maximize our income from funds not needed to meet loan demand, in a manner consistent with appropriate liquidity and risk objectives. Pursuant to this policy, we may invest in federal, state and municipal obligations, federal agency obligations, public housing authority bonds, industrial development revenue bonds, Federal Home Loan Bank bonds, Fannie Mae bonds, Government National Mortgage Association bonds, Freddie Mac bonds, Small Business Administration bonds, and, to a limited extent, corporate bonds. Except for corporate bonds, our investments must be rated at least Baa by Moody's or BBB by Standard and Poor's. Securities rated below A are periodically reviewed for creditworthiness. We may purchase non-rated municipal bonds only if such bonds are in our general market area and we determine these bonds have a credit risk no greater than the minimum ratings referred to above. Industrial development authority bonds, which normally are not rated, are purchased only if they are judged to possess a high degree of credit soundness to assure reasonably prompt sale at a fair value. We are also authorized by our board of directors to invest a portion of our securities portfolio in high quality corporate bonds, with the amount of such bonds not to exceed 15% of the entire securities portfolio. Prior to purchasing a corporate bond, the Company's management performs due diligence on the issuer of the bond, and the purchase is not made unless we believe that the purchase of the bond bears no more risk to the Company than would an unsecured loan to the same company.

Our Chief Investment Officer implements the investment policy, monitors the investment portfolio, recommends portfolio strategies and reports to the Company's Investment Committee. The Investment Committee generally meets on a quarterly basis to review investment activity and to assess the overall position of the securities portfolio. The Investment Committee compares our securities portfolio with portfolios of other companies of comparable size. In addition, reports of all purchases, sales, issuer calls, net profits or losses and market appreciation or depreciation of the securities portfolio are reviewed by our board of directors. Once a quarter, our interest rate risk exposure is evaluated by our board of directors. Each year, the written investment policy is approved by the board of directors.

Mergers and Acquisitions

As part of our operations, we have pursued an acquisition strategy over the years to augment our internal growth. We regularly evaluate the potential acquisition of, or merger with, various financial institutions. Our acquisitions have generally fallen into one of three categories - 1) an acquisition of a financial institution or branch thereof within a market in which we operate, 2) an acquisition of a financial institution or branch thereof in a market contiguous or nearly contiguous to a market in which we operate, or 3) an acquisition of a company that has products or services that we do not currently offer. Historically, we have paid for our acquisitions with cash and/or common stock and any operating income or loss has been fully borne by the Company beginning on the closing date of the acquisition.

In 2009, FDIC-assisted acquisitions began to occur frequently as banking regulators closed problem banks. In FDIC-assisted transactions, the acquiring bank often does not pay any consideration for the failed bank, and in some cases receives cash from the FDIC as part of the transaction. In addition, the acquiring bank usually enters into one or more loss share agreements with the FDIC, which affords the acquiring bank significant loss protection. As discussed below, we completed FDIC-assisted transactions in 2009 and 2011.

We believe that we can enhance our earnings by pursuing these types of acquisition opportunities through any combination or all of the following: 1) achieving cost efficiencies, 2) enhancing the acquiree's earnings or gaining new customers by introducing a more successful banking model with more products and services to the acquiree's market base, 3) increasing customer satisfaction or gaining new customers by providing more locations for the convenience of customers, and 4) leveraging the customer base by offering new products and services. There is also the possibility, especially in a FDIC-assisted transaction, to record a gain on the acquisition date arising from the difference between the purchase price and the acquisition date fair value of the acquired assets and liabilities.

Since 2000, we have completed acquisitions in each of the three categories described above. We have completed several whole-bank traditional acquisitions in our existing and contiguous markets; we have purchased numerous bank branches from other banks (both in existing market area and in contiguous/nearly contiguous markets) and we have acquired several insurance agencies, which provided us with the ability to offer property and casualty insurance coverage.

In addition to the traditional acquisitions discussed above, in both 2009 and 2011 we acquired the operations of failed banks in FDIC-assisted transactions. On June 19, 2009, we acquired substantially all of the assets and liabilities of Cooperative Bank in a FDIC-assisted transaction. Cooperative Bank operated through twenty-one branches in North Carolina and three branches in South Carolina in the same markets in which the Bank was already operating, as well as in several new, mostly contiguous markets. In connection with the acquisition, the Bank assumed assets with a book value of $959 million, including $829 million in loans and $706 million in deposits. See the Company's 2009 Annual Report on Form 10-K for more information on this acquisition.

On January 21, 2011, we acquired substantially all of the assets and liabilities of The Bank of Asheville in a FDIC-assisted transaction. The Bank of Asheville operated through five branches in or near Asheville, North Carolina. This market was a new market for the Bank. In connection with the acquisition, the Bank assumed assets with a book value of $190 million, including $154 million in loans and $192 million in deposits. See Note 2 to the consolidated financial statements for more information on this acquisition.

On August 24, 2012, we completed the purchase of a branch of Gateway Bank & Trust Co. located in Wilmington, North Carolina. We assumed the branch's $9 million in deposits. No loans were acquired in this transaction. We also did not purchase the branch building, but instead transferred the acquired accounts to one of our nearby existing branches.

At December 31, 2012, we had one pending acquisition. On September 26, 2012, we entered into an agreement to assume all of the deposits, totaling approximately $64 million, and acquire selected performing loans, totaling approximately $22 million, of the Four Oaks Bank & Trust Company branches located in Southern Pines, North Carolina and Rockingham, North Carolina. We have agreed to acquire the Rockingham branch building, while the Southern Pines branch facility will not be acquired. The deposits and loans of the Southern Pines branch will be initially assigned to a First Bank branch located nearby. The transaction is expected to close in the first quarter of 2013, subject to regulatory approval.

There are many factors that we consider when evaluating how much to offer for potential acquisition candidates (including FDIC-assisted transactions) with a few of the more significant factors being projected impact on earnings per share, projected impact on capital, and projected impact on book value and tangible book value. Significant assumptions that affect this analysis include the estimated future earnings stream of the acquisition candidate, estimated credit and other losses to be incurred, the amount of cost efficiencies that can be realized, and the interest rate earned/lost on the cash received/paid. In addition to these primary factors, we also consider other factors including (but not limited to) marketplace acquisition statistics, location of the candidate in relation to our expansion strategy, market growth potential, management of the candidate, potential integration issues (including corporate culture), and the size of the acquisition candidate.

We plan to continue to evaluate acquisition opportunities that could potentially benefit the Company and its shareholders. These opportunities may include acquisitions that do not fit the categories discussed above.

For a further discussion of recent acquisition activity, see "Merger and Acquisition Activity" under Item 7 below.

Employees

As of December 31, 2012, we had 810 full-time and 42 part-time employees. We are not a party to any collective bargaining agreements, and we consider our employee relations to be good.

Supervision and Regulation

As a bank holding company, we are subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the North Carolina Office of the Commissioner of Banks (the "Commissioner"). The Bank is subject to supervision and examination by the FDIC and the Commissioner. For additional information, see Note 16 to the consolidated financial statements.

Supervision and Regulation of the Company

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended. The Company is also regulated by the Commissioner under the North Carolina Bank Holding Company Act of 1984.

A bank holding company is required to file quarterly reports and other information regarding its business operations and those of its subsidiaries with the Federal Reserve Board. It is also subject to examination by the Federal Reserve Board and is required to obtain Federal Reserve Board approval prior to making certain acquisitions of other institutions or voting securities. The Federal Reserve Board requires the Company to maintain certain levels of capital - see "Capital Resources and Shareholders' Equity" under Item 7 below. The Federal Reserve Board also has the authority to take enforcement action against any bank holding company that commits any unsafe or unsound practice, or violates certain laws, regulations or conditions imposed in writing by the Federal Reserve Board. The Federal Reserve Board generally prohibits a bank holding company from declaring or paying a cash dividend that would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements which might adversely affect a bank holding company's financial position. Under the Federal Reserve Board policy, a bank holding company is not permitted to continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

The Commissioner is empowered to regulate certain acquisitions of North Carolina banks and bank holding companies, issue cease and desist orders for violations of North Carolina banking laws, and promulgate rules necessary to effectuate the purposes of the North Carolina Bank Holding Company Act of 1984.

Regulatory authorities have cease and desist powers over bank holding companies and their nonbank subsidiaries where their actions would constitute a serious threat to the safety, soundness or stability of a subsidiary bank. Those authorities may compel holding companies to invest additional capital into banking subsidiaries upon acquisitions or in the event of significant loan losses or rapid growth of loans or deposits.

The United States Congress and the North Carolina General Assembly have periodically considered and adopted legislation that has impacted the Company.

Supervision and Regulation of the Bank

Federal banking regulations applicable to all depository financial institutions, among other things: (i) provide federal bank regulatory agencies with powers to prevent unsafe and unsound banking practices; (ii) restrict preferential loans by banks to "insiders" of banks; (iii) require banks to keep information on loans to major shareholders and executive officers and (iv) bar certain director and officer interlocks between financial institutions.

As a state-chartered bank, the Bank is subject to the provisions of the North Carolina banking statutes and to regulation by the Commissioner. The Commissioner has a wide range of regulatory authority over the activities and operations of the Bank, and the Commissioner's staff conducts periodic examinations of the Bank and its affiliates to ensure compliance with state banking regulations and to assess the safety and soundness of the Bank. Among other things, the Commissioner regulates the merger and consolidation of state-chartered banks, the payment of dividends, loans to officers and directors, recordkeeping, types and amounts of loans and investments, and the establishment of branches. The Commissioner also has cease and desist powers over state-chartered banks for violations of state banking laws or regulations and for unsafe or unsound conduct that is likely to jeopardize the interest of depositors.

The dividends that may be paid by the Bank to the Company are subject to legal limitations under North Carolina law. In addition, regulatory authorities may restrict dividends that may be paid by the Bank or the Company's other subsidiaries. The ability of the Company to pay dividends to its shareholders is largely dependent on the dividends paid to the Company by the Bank.

The FDIC is authorized to approve conversions, mergers, consolidations and assumptions of deposit liability transactions between insured banks and uninsured banks or institutions, and to prevent capital or surplus diminution in such transactions if the resulting, continuing, or assumed bank is an insured nonmember bank. In addition, the FDIC monitors the Bank's compliance with several banking statutes, such as the Depository Institution Management Interlocks Act and the Community Reinvestment Act of 1977. The FDIC also conducts periodic examinations of the Bank to assess its safety and soundness and its compliance with banking laws and regulations, and it has the power to implement changes to, or restrictions on, the Bank's operations if it finds that a violation is occurring or is threatened.

U.S. Treasury Capital Purchase Program (TARP)

On October 3, 2008, in response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, the Emergency Economic Stabilization Act of 2008 (the "EESA") was signed into law. Pursuant to the EESA, the U.S. Treasury was given the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets.

On October 14, 2008, the Secretary of the U.S. Department of the Treasury announced that the Treasury would purchase equity stakes in a wide variety of banks and thrifts. Under the program, known as the Capital Purchase Program (also known as "TARP"), the Treasury made $250 billion of capital available from EESA to U.S. financial institutions in the form of purchases of preferred stock. In addition to the preferred stock, the Treasury received, from participating financial institutions, warrants to purchase common stock with an aggregate market price equal to 15% of the preferred investment. Participating financial institutions were required to adopt the Treasury's standards for executive compensation and corporate governance for the period during which the Treasury holds equity issued under the Capital Purchase Program.

Although we believed that our capital position was sound, we concluded that the Capital Purchase Program would allow us to raise additional capital on favorable terms in comparison with other available alternatives. Accordingly, we applied to participate in the Capital Purchase Program. The Treasury approved our application in December 2008, and we received $65 million in proceeds from the sale of 65,000 shares of Series A cumulative perpetual preferred stock with a liquidation value of $1,000 per share to the Treasury on January 9, 2009. The terms of the preferred stock issued to the Treasury require a dividend of 5% for the first five years and 9% thereafter. As part of the transaction, we also granted the Treasury a ten-year warrant to purchase up to 616,308 shares of our common stock at an exercise price of $15.82 per share.

On September 1, 2011, we redeemed the 65,000 shares of outstanding Series A preferred stock from the Treasury for a redemption price of $65 million, plus unpaid dividends. We funded the majority of this transaction by simultaneously issuing Series B preferred stock to the Treasury in connection with our participation in the Small Business Lending Fund (see below). In November 2011, we repurchased the outstanding common stock warrant from the Treasury at a price of $1.50 per common share for a total of $924,000. See Note 19 to the consolidated financial statements for more information on these transactions.

Small Business Lending Fund

In December 2010, the U.S. Treasury announced the creation of the Small Business Lending Fund (SBLF) program, which was established under the Small Business Jobs Act of 2010. The SBLF was created to encourage lending to small businesses by providing capital to qualified community banks at favorable rates.

Interested financial institutions were required to submit an application and a small business lending plan. Less than half of the financial institutions that applied for the SBLF were approved. We were one of the institutions approved, and on September 1, 2011, we completed the sale of $63.5 million of Series B preferred stock to the Treasury under the SBLF. Under the terms of the stock purchase agreement, the Treasury received 63,500 shares of Series B non-cumulative perpetual preferred stock with a liquidation value of $1,000 per share, in exchange for $63.5 million. As noted above, we used the $63.5 million received from this issuance along with $1.5 million of existing Company funds to redeem the $65 million of preferred stock issued to the Treasury as part of the Capital Purchase Program. The initial dividend rate on SBLF preferred stock was 5%. Depending on our success in meeting certain loan growth targets to small businesses, the dividend rate could decrease to as low as 1% for a period of time. Based on our level of small business lending as of December 31, 2012, we expect that our dividend rate will be 1% beginning April 1, 2013. See Note 19 to the consolidated financial statements for more information.

FDIC Insurance

As a member of the FDIC, the Bank's deposits are insured by the FDIC. For this protection, each member bank pays a quarterly statutory assessment (which was previously based on deposits, but is now based on average total assets less average tangible equity) and is subject to the rules and regulations of the FDIC.

In December 2009, the FDIC required banks to prepay their estimated insurance premiums for 2010 through 2012, which resulted in the Bank prepaying approximately $16.9 million in premiums. This prepaid amount is being recorded as expense on our books as it is incurred. We recognized approximately $4.4 million in FDIC insurance expense in 2010.

In February 2011, the FDIC announced changes to the deposit insurance program whereby FDIC deposit insurance assessments are based on average total assets less average tangible equity instead of the previous methodology that was based on deposits. Also, new assessment rates were adopted. The new assessment methodology and assessment rates became effective April 1, 2011. These changes were favorable to our insurance rates, and we recognized approximately $3.0 million and $2.7 million in FDIC insurance expense in 2011 and 2012, respectively, compared to the previously noted insurance expense of $4.4 million in 2010.

Legislative and Regulatory Developments

Given the ongoing financial crisis and the current presidential administration, legislation that would affect regulation in the banking industry is introduced in most legislative sessions. The most significant recent legislative and regulatory developments impacting the Company are 1) the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, 2) Automated Overdraft Payment Regulation, and 3) Basel III, each of which is discussed below.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

On July 21, 2010, the Dodd-Frank Act became law. The Dodd-Frank Act has had and will continue to have a broad impact on the financial services industry, including significant regulatory and compliance changes including, among other things,

- enhanced authority over troubled and failing banks and their holding companies;
- increased capital and liquidity requirements;
- increased regulatory examination fees;
- specific provisions designed to improve supervision and safety and soundness by imposing restrictions and limitations on the scope and type of banking and financial activities.

In addition, the Dodd-Frank Act establishes a new framework for systemic risk oversight within the financial system that will be enforced by new and existing federal regulatory agencies, including the Financial Stability Oversight Council (FSOC), the Federal Reserve Bank (FRB), the Office of Comptroller of the Currency, the FDIC, and the Consumer Financial Protection Bureau (CFPB). The following description briefly summarizes aspects of the Dodd-Frank Act that could impact the Company, both currently and prospectively.

Deposit Insurance. The Dodd-Frank Act made permanent the $250,000 deposit insurance limit for insured deposits, which was an increase from the previous limit of $100,000. The Act also provided for unlimited deposit insurance coverage on non-interest bearing transaction accounts at all insured depository institutions effective December 31, 2010 through December 31, 2012. Amendments to the Federal Deposit Insurance Act also revised the assessment base against which an insured depository institution's deposit insurance premiums paid to the FDIC's Deposit Insurance Fund (DIF) will be calculated. Under the amendments, which became effective on April 1, 2011, the FDIC assessment base is no longer the institution's deposit base, but rather its average consolidated total assets less its average tangible equity. The Dodd-Frank Act also changed the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds by September 30, 2020.

Interest on Demand Deposits. The Dodd-Frank Act provided that beginning July 21, 2011 depository institutions were permitted to pay interest on business demand deposits with no limit on the number of monthly withdrawals. Prior to July 21, 2011, we entered into securities repurchase agreements with business customers in order to allow them to earn interest on their excess funds. With the prohibition of paying interest now removed, we have been able to pay interest on our customers' deposits without the need to enter into a securities repurchase agreement. During 2011 and 2012, approximately $38 million and $17 million, respectively, in liabilities previously classified as "securities sold under agreements to repurchase" were moved to the "interest-bearing checking accounts" category. We did not experience a material increase in total interest expense, but rather only an insignificant amount of reclassification among interest expense categories as a result of these changes.

Trust Preferred Securities. The Dodd-Frank Act prohibits bank holding companies from including in their regulatory Tier 1 capital hybrid debt and equity securities issued on or after May 19, 2010. Among the hybrid debt and equity securities included in this prohibition are trust preferred securities, which we have issued in the past in order to raise additional Tier 1 capital and otherwise improve our regulatory capital ratios. Although we may continue to include our existing trust preferred securities as Tier 1 capital, the prohibition on the use of these securities as Tier 1 capital may limit our ability to raise capital in the future.

The Consumer Financial Protection Bureau. The Dodd-Frank Act creates a new, independent federal agency called the Consumer Financial Protection Bureau ("CFPB"), which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB will have examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Depository institutions with less than $10 billion in assets, such as the Bank, will be subject to rules promulgated by the CFPB but will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB will have authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products. The Dodd-Frank Act also authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower's ability to repay. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a "reasonable and good faith determination" that the consumer has a "reasonable ability" to repay the loan. In addition, the Dodd-Frank Act will allow borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB. On January 10, 2013, the CFPB published final rules to, among other things, define "qualified mortgage" and specify the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for verification, and the required methods of calculating the loan's monthly payments. For example, the rules extend the requirement that creditors verify and document a borrower's "income and assets" to include all "information" that creditors rely on in determining repayment ability. The rules also provide further examples of third-party documents that may be relied on for such verification, such as government records and check-cashing or funds-transfer service receipts. The new rules will take effect on January 10, 2014. The Dodd-Frank Act also permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations. Compliance with any such new regulations established by the CFPB and/or states could reduce our revenue, increase our cost of operations, and limit our ability to expand into certain products and services.

Debit Card Interchange Fees. The Dodd-Frank Act gives the FRB the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer. While we are not directly subject to these rules for so long as our assets do not exceed $10 billion, our activities as a debit card issuer may nevertheless be indirectly impacted by the change in the applicable debit card market caused by these regulations, which may require us to match any new lower fee structure implemented by larger financial institutions in order to remain competitive in the future. The new caps on interchange fees for banks with assets greater than $10 billion became effective October 1, 2011. To date, the Company has not noted any significant indirect negative effects of the interchange fee caps that are applicable to the larger financial institutions.

Increased Capital Standards and Enhanced Supervision. The Dodd-Frank Act requires the federal banking agencies to establish minimum leverage and risk-based capital requirements for banks and bank holding companies. These new standards will be no less strict than existing regulatory capital and leverage standards applicable to insured depository institutions and may, in fact, become higher once the agencies promulgate the new standards. Compliance with heightened capital standards may reduce our ability to generate or originate revenue-producing assets and thereby restrict revenue generation from banking and non-banking operations.

Transactions with Affiliates. The Dodd-Frank Act enhances the requirements for certain transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions," and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained.

Transactions with Insiders. The Dodd-Frank Act expands insider transaction limitations through the strengthening of loan restrictions to insiders and the expansion of the types of transactions subject to the various limits, including derivative transactions, repurchase agreements, reverse repurchase agreements and securities lending and borrowing transactions. The Dodd-Frank Act also places restrictions on certain asset sales to and from an insider of an institution, including requirements that such sales be on market terms and, in certain circumstances, receive the approval of the institution's board of directors.

Enhanced Lending Limits. The Dodd-Frank Act strengthens the existing limits on a depository institution's credit exposure to one borrower. Federal banking law currently limits a national bank's ability to extend credit to one person or group of related persons to an amount that does not exceed certain thresholds. The Dodd-Frank Act expands the scope of these restrictions to include credit exposure arising from derivative transactions, repurchase agreements and securities lending and borrowing transactions. It also will eventually prohibit state-chartered banks from engaging in derivative transactions unless the state lending limit laws take into account credit exposure to such transactions.

Corporate Governance. The Dodd-Frank Act addresses many corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including the Company. The Dodd-Frank Act:

- grants shareholders of U.S. publicly traded companies an advisory vote on executive compensation;
- enhances independence requirements for compensation committee members;
- requires companies listed on national securities exchanges to adopt clawback policies for incentive-based compensation plans applicable to executive officers; and
- provides the SEC with authority to adopt proxy access rules that would allow shareholders of publicly

traded companies to nominate candidates for election as directors and require such companies to include such nominees in its proxy materials.

Many of the requirements of the Dodd-Frank Act will be subject to implementation over the course of several years. While we do not currently expect the final requirements of the Dodd-Frank Act to have a material adverse impact on the Company, we do expect them to negatively impact our profitability, require changes to certain of our business practices, including limitations on fee income opportunities, and impose more stringent capital, liquidity and leverage requirements upon the Company. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with the new statutory and regulatory requirements.

Automated Overdraft Payment Regulation

In recent years, the Federal Reserve and FDIC have enacted consumer protection regulations related to automated overdraft payment programs offered by financial institutions. In November 2009, the Federal Reserve amended its Regulation E to prohibit financial institutions, including the Company, from charging consumers fees for paying overdrafts on automated teller machine and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. The Regulation E amendments also require financial institutions to provide consumers with a notice that explains the financial institution's overdraft services, including the fees associated with the service and the consumer's choices. We have completed implementation of the changes as required by the Regulation E amendments, which resulted in reductions to overdraft fees that we were able to collect beginning in the second half of 2010.

In November 2010, the FDIC supplemented the Regulation E amendments by requiring FDIC-supervised institutions, including the Bank, to implement additional changes relating to automated overdraft payment programs by July 1, 2011. The most significant of these changes require financial institutions to monitor overdraft payment programs for "excessive or chronic" customer use and undertake "meaningful and effective" follow-up action with customers that overdraw their accounts more than six times during a rolling 12-month period. The additional guidance also imposes daily limits on overdraft charges, requires institutions to review and modify check-clearing procedures, prominently distinguish account balances from available overdraft coverage amounts and requires increased board and management oversight regarding overdraft payment programs. We have now implemented the supplemental requirements of the Regulation E amendments, which resulted in further reductions to the amount of overdraft fees we were able to collect beginning in July 2011.

Proposed Changes to Regulatory Capital Requirement under Basel III

In June 2012, the federal banking agencies issued a series of proposed rules to conform U.S. regulatory capital rules with the international regulatory standards agreed to by the Basel Committee on Banking Supervision in the accord referred to as "Basel III." The proposed revisions, if adopted, would establish new higher capital ratio requirements, narrow the definitions of capital, impose new operating restrictions on banking organizations with insufficient capital buffers and increase the risk weighting of certain assets. The proposed new capital requirements would apply to all banks, savings associations, bank holding companies with more than $500 million in assets and all savings and loan holding companies regardless of asset size. It is unclear whether, if, or in what form Basel III will be adopted. A summary of the proposed regulatory changes is set forth below.

- *New and Increased Capital Requirements.* The proposed rules would establish a new capital measure called "Common Equity Tier I Capital" consisting of common stock and related surplus, retained earnings, accumulated other comprehensive income and, subject to certain adjustments, minority common equity interests in subsidiaries. Unlike the current rules which exclude unrealized gains and losses on available-for-sale debt securities from regulatory capital, the proposed rules would generally require accumulated other comprehensive income to flow through to regulatory capital. Depository institutions and their holding companies would be required to maintain Common Equity Tier I Capital equal to 4.5% of risk-weighted assets by 2015. Additionally, the proposed regulations would increase the required ratio of Tier I Capital to risk-weighted assets from the current 4% to 6% by 2015. Tier I Capital would consist of Common Equity Tier I Capital plus Additional Tier I Capital which would include non-cumulative perpetual preferred stock. Neither cumulative preferred stock (other than certain preferred stock issued to the U.S. Treasury) nor trust preferred securities would qualify as Additional Tier I Capital but could be included in Tier II Capital along with qualifying subordinated debt. The proposed regulations would also require a minimum Tier I leverage ratio of 4% for all institutions. The minimum required ratio of total capital to risk-weighted assets would remain at 8%.

- *Capital Buffer Requirement.* In addition to increased capital requirements, depository institutions and their holding companies may be required to maintain a capital buffer of at least 2.5% of risk-weighted assets over and above the minimum risk-based capital requirements. Institutions that do not maintain the required capital buffer would be subject to progressively more stringent limitations on the percentage of earnings that can be paid out in dividends or used for stock repurchases and on the payment of discretionary bonuses to senior executive management. The capital buffer requirement would be phased in over a four-year period beginning in 2016. The capital buffer requirement effectively raises the minimum required risk-based capital ratios to 7% Common Equity Tier I Capital, 8.5% Tier I Capital and 10.5% Total Capital on a fully phased-in basis.

- *Changes to Prompt Corrective Action Capital Categories.* The Prompt Corrective Action rules would be amended to incorporate a Common Equity Tier I Capital requirement and to raise the capital requirements for certain capital categories. In order to be adequately capitalized for purposes of the prompt corrective action rules, a banking organization would be required to have at least an 8% Total Risk-Based Capital Ratio, a 6% Tier I Risk-Based Capital Ratio, a 4.5% Common Equity Tier I Risk Based Capital Ratio and a 4% Tier I Leverage Ratio. To be well capitalized, a banking organization would be required to have at least a 10% Total Risk-Based Capital Ratio, an 8% Tier I Risk-Based Capital Ratio, a 6.5% Common Equity Tier I Risk-Based Capital Ratio and a 5% Tier I Leverage Ratio.

- *Additional Deductions from Capital.* Banking organizations would be required to deduct goodwill and certain other intangible assets, net of associated deferred tax liabilities, from Common Equity Tier I Capital. Deferred tax assets arising from temporary timing differences that could not be realized through net operating loss ("NOL") carrybacks would continue to be deducted but deferred tax assets that could be realized through NOL carrybacks would not be deducted but would be subject to 100% risk weighting. Defined benefit pension fund assets, net of any associated deferred tax liability, would be deducted from Common Equity Tier I Capital unless the banking organization has unrestricted and unfettered access to such assets. Reciprocal cross-holdings of capital instruments in any other financial institutions would now be deducted from capital, not just holdings in other depository institutions. For this purpose, financial institutions are broadly defined to include securities and commodities firms, hedge and private equity funds and non-depository lenders. Banking organizations would also be required to deduct non-significant investments (less than 10% of outstanding stock) in other financial institutions to the extent these exceed 10% of Common Equity Tier I Capital subject to a 15% of Common Equity Tier I Capital cap. Greater than 10% investments must be deducted if they exceed 10% of Common Equity Tier I Capital. If the aggregate amount of certain items excluded from capital deduction due to a 10% threshold exceeds 17.65% of Common Equity Tier I Capital, the excess must be deducted.

- *Changes in Risk-Weightings.* The proposed rules would apply a 250% risk-weighting to mortgage servicing rights, deferred tax assets that cannot be realized through NOL carrybacks and significant (greater than 10%) investments in other financial institutions. The proposal also would also change the risk-weighting for residential mortgages and would create a new 150% risk-weighting category for "high volatility commercial real estate loans" which are credit facilities for the acquisition, construction or development of real property other than one- to four-family residential properties or commercial real projects where: (i) the loan-to-value ratio is not in excess of interagency real estate lending standards; and (ii) the borrower has contributed capital equal to not less than 15% of the real estate's "as completed" value before the loan was made.

The proposed rules indicated that the final rule would become effective on January 1, 2013, and the changes set forth in the final rules will be phased in from January 1, 2013 through January 1, 2019. However, due to the volume of public comments received, the final rule did not go into effect on January 1, 2013. The ultimate impact of the U.S. implementation of the new capital and liquidity standards on the Company and the Bank is currently being reviewed and is dependent upon the terms of the final regulations, which may differ from the proposed regulations. At this point we cannot determine the ultimate effect that any final regulations, if enacted, would have upon our earnings or financial position.

Neither the Company nor the Bank can predict what other legislation might be enacted or what other regulations or assessments might be adopted.

See "Capital Resources and Shareholders' Equity" under Item 7 below for a discussion of regulatory capital requirements.

Available Information

We maintain a corporate Internet site at www.FirstBancorp.com, which contains a link within the "Investor Relations" section of the site to each of our filings with the Securities and Exchange Commission, including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These filings are available, free of charge, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. These filings can also be accessed at the Securities and Exchange Commission's website located at www.sec.gov. Information included on our Internet site is not incorporated by reference into this annual report.

Item 1A. Risk Factors

An investment in our common stock involves certain risks. Before you invest in our common stock, you should be aware that there are various risks, including those described below, which could affect the value of your investment in the future. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risk factors described in this section, as well as any cautionary language in this report, provide examples of risks, uncertainties and events that could have a material adverse effect on our business, including our operating results and financial condition. In addition to the risks and uncertainties described below, other risks and uncertainties not currently known to us, or that we currently deem to be immaterial, also may materially or adversely affect our business, financial condition, and results of operations. The value or market price of our common stock could decline due to any of these identified or other unidentified risks.

Difficult market conditions and economic trends have adversely affected our industry and our business.

A general economic downturn began in the latter half of 2007. Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, negatively impacted the credit performance of mortgage loans, especially land development loans, and resulted in significant write-downs of assets by many financial institutions. In addition, the value of real estate collateral supporting many loans declined and may continue to decline. General downward economic trends, reduced availability of commercial credit and high unemployment rates have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. While there have been recent signs of recovery in the national economy, the economic conditions in our market area do not seem to have improved at the same rate, if at all. We believe that the economic downtrends are largely responsible for the deterioration in loan quality that we experienced over the past four years, including higher levels of loan charge-offs, higher levels of nonperforming assets, and higher provisions for loan losses. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer delinquencies, lack of confidence, increased market volatility and widespread reduction in general business activity. Financial institutions, including us, have experienced a decrease in access to borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets have adversely affected, and may continue to adversely affect, our business, financial condition, results of operations and stock price.

As a result of the foregoing factors, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations. This increased governmental action may increase our costs and limit our ability to pursue certain business opportunities.

Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market and economic conditions on us, our customers and the other financial institutions in our market. As a result, we may experience additional increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.

We are vulnerable to the economic conditions within the fairly small geographic region in which we operate.

Like many businesses, our overall success is partially dependent on the economic conditions in the marketplace where we operate. Our marketplace is concentrated in the central Piedmont and coastal regions of North Carolina. These regions continue to experience challenging economic conditions, which we believe is a factor in our increases in borrower delinquencies, nonperforming assets, and loan losses during the past few years. If economic conditions in our marketplace worsen, it would likely have an adverse impact on us. In particular, if economic conditions related to real estate values in our marketplace were to worsen, our loan losses would likely increase. At December 31, 2012, approximately 90% of our loans were secured by real estate collateral, which means that additional decreases in real estate values would have an adverse impact on our operations.

If our goodwill becomes impaired, we may be required to record a significant charge to earnings.

We have goodwill recorded on our balance sheet as an asset with a carrying value as of December 31, 2012 of $65.8 million. Under generally accepted accounting principles, goodwill is required to be tested for impairment at least annually and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The test for goodwill impairment involves comparing the fair value of a company's reporting units to their respective carrying values. For our company, our community banking operation is our only material reporting unit. The price of our common stock is one of several measures available for estimating the fair value of our community banking operations. During 2010, 2011 and 2012, our common stock consistently traded below the book value of our company. Subject to the results of other valuation techniques, if this situation persists or worsens, this could indicate that our next test of goodwill will result in a determination that there is impairment. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill is determined, which could have a negative impact on our results of operations.

We may be subject to more stringent capital requirements.

We are subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital which we must maintain. From time to time, the regulators implement changes to these regulatory capital adequacy guidelines. If we fail to meet these minimum capital guidelines and other regulatory requirements, our financial condition would be materially and adversely affected. In light of proposed changes to regulatory capital requirements contained in the Dodd-Frank Act and the regulatory accords on international banking institutions formulated by the Basel Committee and implemented by the Federal Reserve, we likely will be required to satisfy additional, more stringent, capital adequacy standards. The ultimate impact of the new capital standards on us cannot be determined at this time and will depend on a number of factors, including the treatment and implementation by U.S. banking regulators. These requirements, however, and any other new regulations, could adversely affect our ability to pay dividends, or could require us to reduce business levels or raise capital, including in ways that may adversely affect our financial condition or results of operations.

We might be required to raise additional capital in the future, but that capital may not be available or may not be available on terms acceptable to us when it is needed.

We are required to maintain adequate capital levels to support our operations. In the future, we might need to raise additional capital to support growth, absorb loan losses, or meet more stringent capital requirements. Our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot be certain of our ability to raise additional capital in the future if needed or on terms acceptable to us. If we cannot raise additional capital when needed, our ability to conduct our business could be materially impaired.

The soundness of other financial institutions could adversely affect us.

Since the middle of 2007, the financial services industry as a whole, have been materially adversely affected by substantial declines in the values of nearly all asset classes and by a significant lack of liquidity. Financial institutions, especially in North Carolina and the rest of the Southeast, have been subject to increased volatility and an overall loss in investor confidence. Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, and investment banks. Defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. We can make no assurance that any such losses would not materially and adversely affect our business, financial condition or results of operations.

We are subject to extensive regulation, which could have an adverse effect on our operations.

We are subject to extensive regulation and supervision from the North Carolina Commissioner of Banks, the FDIC, and the Federal Reserve Board. This regulation and supervision is intended primarily for the protection of the FDIC insurance fund and our depositors and borrowers, rather than for holders of our equity securities. In the past, our business has been materially affected by these regulations. This trend is likely to continue in the future.

Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on operations, the classification of our assets and the determination of the level of allowance for loan losses. Changes in the regulations that apply to us, or changes in our compliance with regulations, could have a material impact on our operations.

Financial reform legislation enacted by the U.S. Congress, and further changes in regulation to which we are exposed, will result in additional new laws and regulations that are expected to increase our costs of operations.

The Dodd-Frank Act has and will continue to significantly change bank regulatory structure and affect lending, deposit, investment, and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting and implementing the rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years. See "Legislative and Regulatory Developments – Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010" above for additional information regarding the Dodd-Frank Act.

The Dodd-Frank Act also created the Consumer Financial Protection Bureau and gave it broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. Additionally, the Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets.

Proposals for further regulation of the financial services industry are continually being introduced in the Congress of the United States of America. The agencies regulating the financial services industry also periodically adopt changes to their regulations. It is possible that additional legislative proposals may be adopted or regulatory changes may be made that would have an adverse effect on our business. In addition, it is expected that such regulatory changes will increase our operating and compliance cost. We can provide no assurance regarding the manner in which new laws and regulations will affect us.

We are subject to interest rate risk, which could negatively impact earnings.

Net interest income is the most significant component of our earnings. Our net interest income results from the difference between the yields we earn on our interest-earning assets, primarily loans and investments, and the rates that we pay on our interest-bearing liabilities, primarily deposits and borrowings. When interest rates change, the yields we earn on our interest-earning assets and the rates we pay on our interest-bearing liabilities do not necessarily move in tandem with each other because of the difference between their maturities and repricing characteristics. This mismatch can negatively impact net interest income if the margin between yields earned and rates paid narrows. Interest rate environment changes can occur at any time and are affected by many factors that are outside our control, including inflation, recession, unemployment trends, the Federal Reserve's monetary policy, domestic and international disorder and instability in domestic and foreign financial markets.

Our allowance for loan losses may not be adequate to cover actual losses.

Like all financial institutions, we maintain an allowance for loan losses to provide for probable losses caused by customer loan defaults. The allowance for loan losses may not be adequate to cover actual loan losses, and in this case additional and larger provisions for loan losses would be required to replenish the allowance. Provisions for loan losses are a direct charge against income.

We establish the amount of the allowance for loan losses based on historical loss rates, as well as estimates and assumptions about future events. Because of the extensive use of estimates and assumptions, our actual loan losses could differ, possibly significantly, from our estimate. We believe that our allowance for loan losses is adequate to provide for probable losses, but it is possible that the allowance for loan losses will need to be increased for credit reasons or that regulators will require us to increase this allowance. Either of these occurrences could materially and adversely affect our earnings and profitability.

In the normal course of business, we process large volumes of transactions involving millions of dollars. If our internal controls fail to work as expected, if our systems are used in an unauthorized manner, or if our employees subvert our internal controls, we could experience significant losses.

We process large volumes of transactions on a daily basis and are exposed to numerous types of operational risk. Operational risk includes the risk of fraud by persons inside or outside the Company, the execution of unauthorized transactions by employees, errors relating to transaction processing and systems and breaches of the internal control system and compliance requirements. This risk also includes potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards.

We establish and maintain systems of internal operational controls that provide us with timely and accurate information about our level of operational risk. Although not foolproof, these systems have been designed to manage operational risk at appropriate, cost-effective levels. Procedures exist that are designed to ensure that policies relating to conduct, ethics, and business practices are followed. From time to time, losses from operational risk may occur, including the effects of operational errors. We continually monitor and improve our internal controls, data processing systems, and corporate-wide processes and procedures, but there can be no assurance that future losses will not occur.

Negative public opinion regarding our company and the financial services industry in general, could damage our reputation and adversely impact our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion regarding our company and the financial services industry in general, is inherent in our business. Negative public opinion can result from actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action. Although we have taken steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

Our reported financial results are impacted by management's selection of accounting methods and certain assumptions and estimates.

Our accounting policies and methods are fundamental to the way we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with generally accepted accounting principles and reflect management's judgment of the most appropriate manner to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet may result in reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting our financial condition and results. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include: the allowance for loan losses; intangible assets; and the fair value and discount accretion of loans acquired in FDIC-assisted transactions.

There can be no assurance that we will continue to pay cash dividends.

Although we have historically paid cash dividends, there is no assurance that we will continue to pay cash dividends. Future payment of cash dividends, if any, will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, economic conditions, and such other factors as the board may deem relevant.

Our business continuity plans or data security systems could prove to be inadequate, resulting in a material interruption in, or disruption to, our business and a negative impact on our results of operations.

We rely heavily on communications and information systems to conduct our business. Our daily operations depend on the operational effectiveness of our technology. We rely on our systems to accurately track and record our assets and liabilities. Any failure, interruption or breach in security of our computer systems or outside technology, due to severe weather, natural disasters, acts of war or terrorism, criminal activity or other factors, could result in failures or disruptions in general ledger, deposit, loan, customer relationship management, and other systems leading to inaccurate financial records. This could materially affect our business operations and financial condition. While we have disaster recovery and other policies and procedures designed to prevent or limit the effect of any failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions, or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our results of operations.

In addition, the Bank provides its customers the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. While we use qualified third party vendors to test and audit our network, our network could become vulnerable to unauthorized access, computer viruses, phishing schemes and other security issues. The Bank may be required to spend significant capital and other resources to alleviate problems caused by security breaches or computer viruses. To the extent that the Bank activities or the activities of its customers involve the storage and transmission of confidential information, security breaches and viruses could expose the Bank to claims, litigation, and other potential liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in the Bank's systems and could adversely affect its reputation and its ability to generate deposits.

Our potential inability to integrate companies we may acquire in the future could expose us to financial, execution, and operational risks that could negatively affect our financial condition and results of operations. Acquisitions may be dilutive to common shareholders and FDIC-assisted transactions have additional compliance risk that other acquisitions do not have.

On occasion, we may engage in a strategic acquisition when we believe there is an opportunity to strengthen and expand our business. In addition, such acquisitions may involve the issuance of stock, which may have a dilutive effect on earnings per share. To fully benefit from such acquisition, however, we must integrate the administrative, financial, sales, lending, collections, and marketing functions of the acquired company. If we are unable to successfully integrate an acquired company, we may not realize the benefits of the acquisition, and our financial results may be negatively affected. A completed acquisition may adversely affect our financial condition and results of operations, including our capital requirements and the accounting treatment of the acquisition. Completed acquisitions may also lead to exposure from potential asset quality issues, losses of key employees or customers, difficulty and expense of integrating operations and systems, and significant unexpected liabilities after the consummation of these acquisitions. In addition, if we were to conclude that the value of an acquired business had decreased and that the related goodwill had been impaired, that conclusion would result in a goodwill impairment charge, which would adversely affect our results of operations.

We may have opportunities to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. Although these transactions typically provide for FDIC assistance to an acquirer to mitigate certain risks, such as sharing exposure to loan losses and providing indemnification against certain liabilities of the failed institution, we are (and would be in future transactions) subject to many of the same risks we would face in acquiring another bank in a negotiated transaction, including risks associated with maintaining customer relationships and failure to realize the anticipated acquisition benefits in the amounts and within the time frames we expect. In addition, ongoing compliance risk under the loss-share agreement with the FDIC is considerable and the event of noncompliance could result in coverage under the loss-share being disallowed, thus increasing the actual losses to the Bank. Our inability to overcome these risks could have a material adverse effect on our business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The main offices of the Company and the Bank are owned by the Bank and are located in a three-story building in the central business district of Troy, North Carolina. The building houses administrative and bank teller facilities. The Bank's Operations Division, including customer accounting functions, offices for information technology operations, and offices for loan operations, are housed in two one-story steel frame buildings approximately one-half mile west of the main office. Both of these buildings are owned by the Bank. The Company operates 97 bank branches. The Company owns all of its bank branch premises except eight branch offices for which the land and buildings are leased and ten branch offices for which the land is leased but the building is owned. The Company also leases two loan production offices. There are no options to purchase or lease additional properties. The Company considers its facilities adequate to meet current needs and believes that lease renewals or replacement properties can be acquired as necessary to meet future needs.

Item 3. Legal Proceedings

Various legal proceedings may arise in the ordinary course of business and may be pending or threatened against the Company and its subsidiaries. However, neither the Company nor any of its subsidiaries is involved in any pending legal proceedings that management believes could have a material effect on the consolidated financial position of the Company. If an exposure were to be identified, it is the Company's policy to establish and accrue appropriate reserves during the accounting period in which a loss is deemed to be probable and the amount is determinable.

There were no tax shelter penalties assessed by the Internal Revenue Service against the Company during the year ended December 31, 2012.

Item 4. Mine Safety Disclosure

Not applicable.

PART II

Item 5. Market for the Registrant's Common Stock, Related Shareholder Matters, and Issuer Purchases of Equity Securities

Our common stock trades on The NASDAQ Global Select Market under the symbol FBNC. Table 22, included in "Management's Discussion and Analysis" below, sets forth the high and low market prices of our common stock as traded by the brokerage firms that maintain a market in our common stock and the dividends declared for the periods indicated. We paid a cash dividend of $0.08 per share for each quarter of 2012. For the foreseeable future, it is our current intention to continue to pay cash dividends of $0.08 per share on a quarterly basis. See "Business - Supervision and Regulation" above and Note 16 to the consolidated financial statements for a discussion of other regulatory restrictions on the Company's payment of dividends. As of December 31, 2012, there were approximately 2,600 shareholders of record and another 3,600 shareholders whose stock is held in "street name."

Other than a private placement of securities that was described in a Form 8-K that we filed on December 26, 2012, there were no sales of unregistered securities during the year ended December 31, 2012.

Additional Information Regarding the Registrant's Equity Compensation Plans

At December 31, 2012, the Company had three equity-based compensation plans. The Company's 2007 Equity Plan is the only one of the three plans under which new grants of equity-based awards are possible.

The following table presents information as of December 31, 2012 regarding shares of the Company's stock that may be issued pursuant to the Company's equity based compensation plans. At December 31, 2012, the Company had no warrants or stock appreciation rights outstanding under any compensation plans.

	As of December 31, 2012		
	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	521,613	$ 17.80	758,731
Equity compensation plans not approved by security holders	—	—	—
Total	521,613	$ 17.80	758,731

(1) Consists of (A) the Company's 2007 Equity Plan, which is currently in effect; (B) the Company's 2004 Stock Option Plan; and (C) the Company's 1994 Stock Option Plan, each of which was approved by our shareholders.

Performance Graph

The performance graph shown below compares the Company's cumulative total return to shareholders for the five-year period commencing December 31, 2007 and ending December 31, 2012, with the cumulative total return of the Russell 2000 Index (reflecting overall stock market performance of small-capitalization companies), and an index of banks with between $1 billion and $5 billion in assets, as constructed by SNL Securities, LP (reflecting changes in banking industry stocks). The graph and table assume that $100 was invested on December 31, 2007 in each of the Company's common stock, the Russell 2000 Index, and the SNL Bank Index, and that all dividends were reinvested.

First Bancorp
Comparison of Five-Year Total Return Performances (1)
Five Years Ending December 31, 2012



Total Return Performance
First Bancorp
Russell 2000
SNL Bank $1B-$5B
Index Value
140
120
100
80
60
40
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Total Return Index Values (1)
December 31,

	2007	2008	2009	2010	2011	2012
First Bancorp	$ 100.00	101.59	79.05	88.59	66.43	78.64
Russell 2000	100.00	66.21	84.20	106.82	102.36	119.09
SNL Index-Banks between $1 billion and $5 billion	100.00	82.94	59.45	67.39	61.46	75.78

Notes:

(1) Total return indices were provided from an independent source, SNL Securities LP, Charlottesville, Virginia, and assume initial investment of $100 on December 31, 2007, reinvestment of dividends, and changes in market values. Total return index numerical values used in this example are for illustrative purposes only.

Issuer Purchases of Equity Securities

Pursuant to authorizations by the Company's board of directors, the Company has from time to time repurchased shares of common stock in private transactions and in open-market purchases. The most recent board authorization was announced on July 30, 2004 and authorized the repurchase of 375,000 shares of the Company's stock. The Company did not repurchase any shares of its common stock during the quarter ended December 31, 2012.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (2)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs (1)
Month #1 (October 1, 2012 to October 31, 2012)	—	$ —	—	214,241
Month #2 (November 1, 2012 to November 30, 2012)	—	—	—	214,241
Month #3 (December 1, 2012 to December 31, 2012)	—	—	—	214,241
Total	—	$ —	—	214,241

Footnotes to the Above Table

(1) All shares available for repurchase are pursuant to publicly announced share repurchase authorizations. On July 30, 2004, the Company announced that its board of directors had approved the repurchase of 375,000 shares of the Company's common stock. The repurchase authorization does not have an expiration date. There are no plans or programs the Company has determined to terminate prior to expiration, or under which the Company does not intend to make further purchases.

(2) The table above does not include shares that were used by option holders to satisfy the exercise price of the call options issued by the Company to its employees and directors pursuant to the Company's stock option plans. There were no such exercises during the three months ended December 31, 2012.

Item 6. Selected Consolidated Financial Data

Table 1 on page 70 of this report sets forth the selected consolidated financial data for the Company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis is intended to assist readers in understanding our results of operations and changes in financial position for the past three years. This review should be read in conjunction with the consolidated financial statements and accompanying notes beginning on page 89 of this report and the supplemental financial data contained in Tables 1 through 22 included with this discussion and analysis.

Overview - 2012 Compared to 2011

Earnings for 2012 were significantly impacted by charges associated with a loan disposition and foreclosed property write-down that occurred in the fourth quarter of 2012. Additionally, in the first quarter of 2012, we recorded a significant provision for loan losses resulting from an internal review of certain nonperforming loan relationships. Our 2011 results were impacted by a bargain purchase gain and accelerated accretion on our preferred stock discount (see discussion below).

Financial Highlights *($ in thousands except per share data)*		2012	2011	Change
Earnings				
Net interest income	$	135,200	132,203	2.3%
Provision for loan losses - non-covered		69,993	28,525	145.4%
Provision for loan losses - covered		9,679	12,776	-24.2%
Noninterest income		1,389	26,216	-94.7%
Noninterest expenses		97,275	96,106	1.2%
Income (loss) before income taxes		(40,358)	21,012	n/m
Income tax (benefit) expense		(16,952)	7,370	n/m
Net income (loss)		(23,406)	13,642	n/m
Preferred stock dividends		(2,809)	(3,234)	
Accretion of preferred stock discount		-	(2,932)	
Net income (loss) available to common shareholders	$	(26,215)	7,476	n/m
Net income (loss) per common share				
Basic	$	(1.54)	0.44	n/m
Diluted		(1.54)	0.44	n/m
Balances At Year End				
Assets	$	3,244,910	3,290,474	-1.4%
Loans		2,376,457	2,430,386	-2.2%
Deposits		2,821,360	2,755,037	2.4%
Ratios				
Return on average assets		(0.79%)	0.23%	
Return on average common equity		(9.29%)	2.59%	
Net interest margin (taxable-equivalent)		4.78%	4.72%	

The following is a more detailed discussion of our results for 2012 compared to 2011:

For the year ended December 31, 2012, we reported a net loss available to common shareholders of $26.2 million, or ($1.54) per diluted common share, compared to net income of $7.5 million, or $0.44 per diluted common share, for the year ended December 31, 2011.

Our results for 2012 were significantly impacted by a capital raise and an asset disposition initiative that both occurred in the fourth quarter of 2012.

On December 21, 2012, we reported the completion of a capital raise totaling $33.8 million. A combination of common and preferred stock was issued, including 2,656,294 shares of common stock and 728,706 shares of non-voting preferred stock, each at the same price of $10.00 per share. The preferred stock is entitled to the same dividend rate as common stock and is convertible into common stock, in a like amount, upon the occurrence of certain transfers of the preferred stock.

At the same time we announced the capital raise, we also reported an asset disposition initiative that included a loan sale and a write-down of certain foreclosed properties. As it relates to the loan sale, we identified approximately $68 million of non-covered higher-risk loans that we had targeted for sale to a third-party investor. Based on an offer to purchase these loans that was received in December, we wrote the loans down by approximately $38 million to their estimated liquidation value of approximately $30 million and reclassified them as "loans held for sale." The sale of substantially the same pool of loans was completed on January 23, 2013 with sales proceeds of approximately $30 million being received. The incremental provision for loan losses that was necessary as a result of this transaction was approximately $32.9 million, which included the net impact of several factors affecting our calculation of the allowance for loan losses. Of the $68 million in loans targeted for sale, approximately $38.2 million had been classified as nonaccrual loans, and $10.5 million had been classified as accruing troubled-debt-restructurings.

As it relates to the foreclosed property write-down, we recorded write-downs on substantially all of our non-covered foreclosed properties in connection with efforts to accelerate the sale of these assets. The total amount of the write-downs was $10.6 million, which amounted to 29% of the total carrying value of the properties.

Other significant factors that affect the comparability of the full year 2012 and 2011 results are:

- In the first quarter of 2012, we recorded a provision for loan loss on non-covered loans of $18.6 million, which was significantly higher than any prior quarterly provision for loan loss for non-covered loans. This higher provision was the result of an internal review of non-covered loans that occurred in the first quarter of 2012 that applied more conservative assumptions to estimate the probable losses associated with some of our nonperforming loan relationships, which we believed could lead to a more timely resolution of the related credits. Many of these same loans were included in the loans transferred to the held-for-sale category in the fourth quarter of 2012.

- In the third quarter of 2011, we recorded $2.3 million in accelerated accretion of the discount remaining on preferred stock that was redeemed that quarter. Total discount accretion of the preferred stock in 2011 was $2.9 million. There was no remaining preferred stock discount after the redemption transaction in September 2011, and therefore we did not record any discount accretion on preferred stock in 2012.

- In the first quarter of 2011, we realized a $10.2 million bargain purchase gain related to the acquisition of The Bank of Asheville in Asheville, North Carolina.

We note that our results of operation are significantly affected by the on-going accounting for two FDIC-assisted failed bank acquisitions. In the discussion in this document, the term "covered" is used to describe assets included as part of FDIC loss share agreements, which generally result in the FDIC reimbursing the Company for 80% of losses incurred on those assets. The term "non-covered" refers to our legacy assets, which are not included in any type of loss share arrangement.

For covered loans that deteriorate in terms of repayment expectations, we record immediate allowances through the provision for loan losses. For covered loans that experience favorable changes in credit quality compared to what was expected at the acquisition date, including loans that payoff, we record positive adjustments to interest income over the life of the respective loan – also referred to as loan discount accretion. For foreclosed properties that are sold at gains or losses or that are written down to lower values, we record the gains/losses within noninterest income.

The adjustments discussed above are recorded within the income statement line items noted without consideration of the FDIC loss share agreements. Because favorable changes in covered assets result in lower expected FDIC claims, and unfavorable changes in covered assets result in higher expected FDIC claims, the FDIC indemnification asset is adjusted to reflect those expectations. The net increase or decrease in the indemnification asset is reflected within noninterest income.

The adjustments noted above can result in volatility within individual income statement line items. Because of the FDIC loss share agreements and the associated indemnification asset, pretax income resulting from amounts recorded as provisions for loan losses on covered loans, discount accretion, and losses from covered foreclosed properties is generally only impacted by 20% of these amounts due to the corresponding adjustments made to the indemnification asset.

Total assets at December 31, 2012 amounted to $3.2 billion, a 1.4% decrease from a year earlier. Total loans at December 31, 2012 amounted to $2.4 billion, a 2.2% decrease from a year earlier, and total deposits amounted to $2.8 billion at December 31, 2012, a 2.4% increase from a year earlier.

During 2012, we continued to originate new loans within our non-covered loan portfolio. However, due to the aforementioned loan sale, we wrote-down and transferred a total of $68 million from this category in the fourth quarter of 2012. Even with the transfer, our non-covered loans increased by $25.0 million, or 1.2%, for the year and amounted to $2.1 billion at December 31, 2012. We continue to actively pursue lending opportunities.

While our total deposit increase was 2.4% for the year, there was a significant shift in the mix of our deposits. Our level of non-interest bearing checking accounts amounted to $413.2 million at December 31, 2012, a 23.0% increase from a year earlier, while interest-bearing checking accounts amounted to $519.6 million, an increase of 22.7% from a year earlier. The overall growth in checking and other transaction accounts allowed us to reduce our reliance on higher cost time deposits and borrowings. Time deposits declined by 12% and borrowings declined by 65%. Brokered deposits represented just 4.6% of total deposits at year end compared to 5.7% a year earlier, with internet deposits comprising an additional 0.4%.

Net interest income for the year ended December 31, 2012 amounted to $135.2 million, a 2.3% increase from the $132.2 million recorded 2011. The higher net interest income was primarily caused by an increase in 2012 in the amount of discount accretion on loans purchased in failed bank acquisitions. Loan discount accretion amounted to $16.5 million for 2012 compared to $11.6 million in 2011, an increase of $4.9 million. As previously discussed, the impact of changes in discount accretion on pretax income is only 20% of the gross amount of the change. See "Net Interest Income" below for additional information.

Our net interest margin (tax-equivalent net interest income divided by average earning assets) for 2012 was 4.78% compared to 4.72% for 2011. The higher margin was primarily a result of a higher amount of discount accretion as noted above, as well as lower overall funding costs. The higher amount of discount accretion was due to increased expectations regarding the collectability of the loans. Our cost of funds declined from 0.80% for 2011 to 0.59% in 2012.

Our total provisions for loan losses amounted to $79.7 million compared to $41.3 million for 2011. For 2012, the provision for loan losses on non-covered loans amounted to $70.0 million compared to $28.5 million for 2011. The higher provision was primarily a result of the loan sale initiative and an elevated provision for loan losses we recorded in the first quarter of 2012, both of which were described above.

We recorded provisions for loan losses for covered loans amounting to $9.7 million and $12.8 million for the years ended December 31, 2012 and 2011, respectively. The lower provision for the year ended 2012 was due to stabilization in our assessment of the losses associated with our nonperforming covered loans.

Our non-covered nonperforming assets amounted to $106.1 million at December 31, 2012 (3.64% of non-covered total assets) a decrease of $16.2 million from the $122.3 million recorded at December 31, 2011. The decrease was due to the write-downs associated with the loan sale, as well as the foreclosed property write-downs previously discussed. Upon the January 23, 2013 completion of the loan sale, nonperforming assets declined by an additional $21.9 million, which was the amount of nonperforming loans held for sale at December 31, 2012.

Total covered nonperforming assets steadily declined during 2012, amounting to $96.2 million at December 31, 2012 compared to $141.0 million at December 31, 2011, a decline of 31.7%.

For the years ended December 31, 2012 and 2011, we recorded noninterest income of $1.4 million and $26.2 million, respectively. The significant decrease in noninterest income for the year-to-date period comparison is primarily the result of the previously discussed non-covered foreclosed property write-downs recorded in the fourth quarter of 2012 and the $10.2 million bargain purchase gain recorded in the acquisition of The Bank of Asheville during the first quarter of 2011.

Noninterest expenses for the twelve months ended December 31, 2012 amounted to $97.3 million, a 1.2% increase from the $96.1 million recorded in 2011. The increase primarily relates to an increase in personnel expense, as we have hired additional employees in order to build our infrastructure, expand wealth management capabilities, and prepare the Company for future growth.

Overview - 2011 Compared to 2010

Net income for 2011 increased by 27.3% over 2010. Earnings for 2011 were impacted by a bargain purchase gain and accelerated accretion on our preferred stock discount (see discussion below).

Financial Highlights *($ in thousands except per share data)*		2011	2010	Change
Earnings				
Net interest income	$	132,203	127,354	3.8%
Provision for loan losses - non-covered		28,525	33,646	-15.2%
Provision for loan losses - covered		12,776	20,916	-38.9%
Noninterest income		26,216	29,106	-9.9%
Noninterest expenses		96,106	86,956	10.5%
Income before income taxes		21,012	14,942	40.6%
Income tax expense		7,370	4,960	48.6%
Net income		13,642	9,982	36.7%
Preferred stock dividends		(3,234)	(3,250)	
Accretion of preferred stock discount		(2,932)	(857)	
Net income available to common shareholders	$	7,476	5,875	27.3%
Net income per common share				
Basic	$	0.44	0.35	25.7%
Diluted		0.44	0.35	25.7%
Balances At Year End				
Assets	$	3,290,474	3,278,932	0.4%
Loans		2,430,386	2,454,132	-1.0%
Deposits		2,755,037	2,652,513	3.9%
Ratios				
Return on average assets		0.23%	0.18%	
Return on average common equity		2.59%	2.05%	
Net interest margin (taxable-equivalent)		4.72%	4.39%	

The following is a more detailed discussion of our results for 2011 compared to 2010:

For the year ended December 31, 2011, we reported net income available to common shareholders of $7.5 million compared to $5.9 million reported for 2010. Earnings per diluted common share were $0.44 for the year ended December 31, 2011 compared to $0.35 for 2010. In the first quarter of 2011, we realized a $10.2 million bargain purchase gain related to the acquisition of a failed bank, which is recorded in noninterest income. The after-tax impact of this gain on net income was $6.2 million, or $0.37 per diluted common share.

In the third quarter of 2011, we recorded $2.3 million of accelerated accretion of the discount remaining on the preferred stock that was redeemed during the quarter. This stock was originally issued to the U.S. Treasury in January 2009 as part of the program known as TARP. When this preferred stock was redeemed, the remaining discount that was recorded upon the issuance of the stock, which had been on a five year accretion schedule, was immediately accreted as a reduction to net income available to common shareholders. Total discount accretion of the preferred stock for 2011 was $2.9 million, or $0.17 per diluted common share.

In both 2011 and 2010, we experienced significant write-downs and losses associated with loans and foreclosed properties that were assumed in two failed bank acquisitions. The amounts of the write-downs and losses were less in 2011 than in 2010, but continued to significantly impact our earnings.

Total assets at December 31, 2011 amounted to $3.3 billion, a 0.4% increase from a year earlier. Total loans at December 31, 2011 amounted to $2.4 billion, a 1.0% decrease from a year earlier, and total deposits amounted to $2.8 billion at December 31, 2011, a 3.9% increase from a year earlier.

Until mid-2011, we had generally experienced declines in loans and deposits. Normal loan paydowns, loan charge-offs, and loan foreclosures had exceeded new loan growth, which provided the liquidity to lessen our reliance on high cost deposits. However, for the last half of 2011, we experienced modest growth in our non-covered loan portfolio, which increased $28 million from June 30, 2011 through year end.

Net interest income for the year ended December 31, 2011 amounted to $132.2 million, an increase of $4.8 million, or 3.8%, from 2010. The higher net interest income was primarily caused by an increase in 2011 in the amount of discount accretion on loans purchased in failed bank acquisitions. Loan discount accretion amounted to $11.6 million for 2011 compared to $7.6 million in 2010, an increase of $4 million. As previously discussed, the impact of changes in discount accretion on pretax income is only 20% of the gross amount of the change. See "Net Interest Income" below for additional information.

Our net interest margin (tax-equivalent net interest income divided by average earnings assets) for 2011 was 4.72% compared to 4.39% for 2010. The higher margin was primarily due to the aforementioned increase in loan discount accretion, as well as a decline in funding costs.

Our provisions for loan losses remain elevated compared to historical levels, primarily due to continued high unemployment rates and ongoing declines in property values in our market area that negatively impact collateral dependent real estate loans. Our provision for loan losses for non-covered loans amounted to $28.5 million for 2011 compared to $33.6 million recorded in 2010. The lower provision in 2011 was primarily due to stabilization in overall loan quality and lower levels of non-covered nonperforming loans.

We recorded $12.8 million in provision for loan losses on covered loans during 2011 compared to $20.9 million recorded in 2010. The lower provision in 2011 was due to declines in covered nonperforming loans resulting from the resolution of a significant amount of these loans through a combination of charge-offs and foreclosures.

Our non-covered nonperforming assets at December 31, 2011 amounted to $122 million compared to $117 million at December 31, 2010. At December 31, 2011, the ratio of non-covered nonperforming assets to total non-covered assets was 4.30% compared to 4.16% at December 31, 2010.

Our covered nonperforming assets at December 31, 2011 amounted to $141 million compared to $168 million at December 31, 2010.

Noninterest income for the year ended December 31, 2011 amounted to $26.2 million compared to $29.1 million for 2010. The decline in noninterest income in 2011 is primarily due to lower amounts of indemnification asset income recorded. As previously discussed, when we anticipate receiving additional amounts from the FDIC because of new losses identified in our covered loan and foreclosed property portfolios, we record indemnification asset income for 80% of the expected loss. In 2011, fewer new losses were identified compared to 2010, and thus less indemnification asset income was recorded.

Noninterest expenses for the year ended December 31, 2011 amounted to $96.1 million, a 10.5% increase from the $87.0 million recorded in 2010. The majority of the increase relates to personnel expense, which increased partially due to employees joining the Company in the 2011 Bank of Asheville acquisition. We also experienced higher employee medical expense due to higher claims in 2011 compared to 2010. We also progressively built our infrastructure to manage increased compliance burdens, collection activities and the overall growth of the Company, and to prepare for future growth, which has generally resulted in higher expenses across all categories.

Our effective tax rates were 35.1% and 33.2% for the years ended December 31, 2011 and 2010, respectively.

Outlook for 2013

In our market area, economic recovery from the recession has not been as favorable as in other areas of the nation. Our markets continue to have high unemployment rates, with North Carolina currently having the highest unemployment rate of any state in the southeast. As a result, we continue to see high loan delinquencies and elevated loan charge-off rates. However, recent economic reports indicate some early signs of improvement, with home sales and home prices generally increasing in recent months and the pace of bankruptcies and foreclosures having slowed. While this is favorable, it appears that any recovery is going to be gradual.

As previously discussed, we sold $68 million of higher-risk loans in January 2013, with the corresponding loss recorded in the fourth quarter of 2012. We are optimistic that by shedding these higher-risk loans our provision for loan losses will be favorably impacted in 2013 and beyond. However, because of the aforementioned economic challenges, we believe our loan losses will continue to be elevated when compared to years prior to 2009.

Because interest rates have progressively declined to historic lows, the interest rates we have realized on newly originated loans have generally decreased. As it relates to our funding costs, the yields on many of our deposits are already very low and the ability to lower them further is limited. Accordingly, we believe that compression of our net interest margin is likely.

We believe that regulatory reform will negatively impact our earnings. The regulatory climate is not favorable for banks. We expect additional overhead costs will be necessary to comply with all of the new regulations expected to arise directly or indirectly from the Dodd-Frank Act (see additional discussion in the "Legislative and Regulatory Developments" section).

In 2009 and 2011 we acquired failed banks with approximately $959 and $193 million in assets, respectively. These acquisitions resulted in significant volatility to our earnings in each of the years subsequent to the acquisitions, primarily as a result of the bargain purchase gains recorded on the acquisition dates that increased earnings and write-downs of foreclosed properties that negatively impacted earnings. While we expect the acquisitions to eventually be accretive to earnings on a consistent basis, we believe that they may continue to add volatility to our reported earnings in 2013. The volatility may be positive to earnings, which would most likely occur if the credit quality of the acquired loans improves, or negative to earnings, which would most likely occur if the credit quality of the acquired loans deteriorates or if the properties we have foreclosed on continue to decline in value.

Due to increases in our level of lending to small businesses, we expect that the dividend rate on the $63.5 million of preferred stock that was issued to the US Treasury in connection with our participation in the Small Business Lending Fund will be 1.0% for the majority of 2013.

Critical Accounting Policies

The accounting principles we follow and our methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practices followed by the banking industry. Certain of these principles involve a significant amount of judgment and may involve the use of estimates based on our best assumptions at the time of the estimation. The allowance for loan losses, intangible assets, and the fair value and discount accretion of loans acquired in FDIC-assisted transactions are three policies we have identified as being more sensitive in terms of judgments and estimates, taking into account their overall potential impact to our consolidated financial statements.

Allowance for Loan Losses

Due to the estimation process and the potential materiality of the amounts involved, we have identified the accounting for the allowance for loan losses and the related provision for loan losses as an accounting policy critical to our consolidated financial statements. The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance considered adequate to absorb losses inherent in the portfolio.

Our determination of the adequacy of the allowance is based primarily on a mathematical model that estimates the appropriate allowance for loan losses. This model has two components. The first component involves the estimation of losses on "impaired loans" that are individually evaluated. A loan is considered to be impaired when, based on current information and events, it is probable we will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is individually evaluated for the appropriate valuation allowance if the loan balance is above a prescribed evaluation threshold (which varies based on credit quality, accruing status, and type of collateral) and the loan is determined to be impaired. The estimated valuation allowance is the difference, if any, between the loan balance outstanding and the value of the impaired loan as determined by either 1) an estimate of the cash flows that we expect to receive from the borrower discounted at the loan's effective rate, or 2) in the case of a collateral-dependent loan, the fair value of the collateral.

The second component of the allowance model is an estimate of losses for impaired loans collectively evaluated and all loans not considered to be impaired loans. Impaired loans collectively evaluated and loans not considered to be impaired are segregated by loan type, and estimated loss percentages are assigned to each loan type, based on the historical losses, current economic conditions, and operational conditions specific to each loan type. For impaired loans collectively evaluated and loans with more than standard risk but not considered to be impaired, loss percentages are based on a multiple of the estimated loss rate for loans of a similar loan type with normal risk. The multiples assigned vary by type of loan, depending on risk, and we have consulted with an external credit review firm in assigning those multiples.

The reserve estimated for impaired loans is then added to the reserve estimated for all other loans. This becomes our "allocated allowance." In addition to the allocated allowance derived from the model, we also evaluate other data such as the ratio of the allowance for loan losses to total loans, net loan growth information, nonperforming asset levels and trends in such data. Based on this additional analysis, we may determine that an additional amount of allowance for loan losses is necessary to reserve for probable losses. This additional amount, if any, is our "unallocated allowance." The sum of the allocated allowance and the unallocated allowance is compared to the actual allowance for loan losses recorded on our books and any adjustment necessary for the recorded allowance to equal the computed allowance is recorded as a provision for loan losses. The provision for loan losses is a direct charge to earnings in the period recorded.

Loans covered under loss share agreements are recorded at fair value at acquisition date. Therefore, amounts deemed uncollectible at acquisition date become a part of the fair value calculation and are excluded from the allowance for loan losses. Subsequent decreases in the amount expected to be collected result in a provision for loan losses with a corresponding increase in the allowance for loan losses. Subsequent increases in the amount expected to be collected are accreted into income over the life of the loan. Proportional adjustments are also recorded to the FDIC indemnification asset.

Although we use the best information available to make evaluations, future material adjustments may be necessary if economic, operational, or other conditions change. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize additions to the allowance based on the examiners' judgment about information available to them at the time of their examinations.

For further discussion, see "Nonperforming Assets" and "Summary of Loan Loss Experience" below.

Intangible Assets

Due to the estimation process and the potential materiality of the amounts involved, we have also identified the accounting for intangible assets as an accounting policy critical to our consolidated financial statements.

When we complete an acquisition transaction, the excess of the purchase price over the amount by which the fair market value of assets acquired exceeds the fair market value of liabilities assumed represents an intangible asset. We must then determine the identifiable portions of the intangible asset, with any remaining amount classified as goodwill. Identifiable intangible assets associated with these acquisitions are generally amortized over the estimated life of the related asset, whereas goodwill is tested annually for impairment, but not systematically amortized. Assuming no goodwill impairment, it is beneficial to our future earnings to have a lower amount assigned to identifiable intangible assets and higher amount of goodwill as opposed to having a higher amount considered to be identifiable intangible assets and a lower amount classified as goodwill.

The primary identifiable intangible asset we typically record in connection with a whole bank or bank branch acquisition is the value of the core deposit intangible, whereas when we acquire an insurance agency, the primary identifiable intangible asset is the value of the acquired customer list. Determining the amount of identifiable intangible assets and their average lives involves multiple assumptions and estimates and is typically determined by performing a discounted cash flow analysis, which involves a combination of any or all of the following assumptions: customer attrition/runoff, alternative funding costs, deposit servicing costs, and discount rates. We typically engage a third party consultant to assist in each analysis. For the whole bank and bank branch transactions recorded to date, the core deposit intangibles have generally been estimated to have a life ranging from seven to ten years, with an accelerated rate of amortization. For insurance agency acquisitions, the identifiable intangible assets related to the customer lists were determined to have a life of ten to fifteen years, with amortization occurring on a straight-line basis.

Subsequent to the initial recording of the identifiable intangible assets and goodwill, we amortize the identifiable intangible assets over their estimated average lives, as discussed above. In addition, on at least an annual basis, goodwill is evaluated for impairment by comparing the fair value of our reporting units to their related carrying value, including goodwill (our community banking operation is our only material reporting unit). If the carrying value of a reporting unit were ever to exceed its fair value, we would determine whether the implied fair value of the goodwill, using a discounted cash flow analysis, exceeded the carrying value of the goodwill. If the carrying value of the goodwill exceeded the implied fair value of the goodwill, an impairment loss would be recorded in an amount equal to that excess. Performing such a discounted cash flow analysis would involve the significant use of estimates and assumptions.

In our October 2012 goodwill impairment evaluation, we determined the fair value of our community banking operation was approximately $17.20 per common share, or 5% higher, than the $16.43 stated book value of our common stock at the date of valuation. To assist us in computing the fair value of our community banking operation, we engaged a consulting firm that used various valuation techniques as part of its analysis, which resulted in the conclusion of the $17.20 value.

We review identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our policy is that an impairment loss is recognized, equal to the difference between the asset's carrying amount and its fair value, if the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Estimating future cash flows involves the use of multiple estimates and assumptions, such as those listed above.

Fair Value and Discount Accretion of Loans Acquired in FDIC-Assisted Transactions

We consider the determination of the initial fair value of loans acquired in FDIC-assisted transactions, the initial fair value of the related FDIC indemnification asset, and the subsequent discount accretion of the purchased loans to involve a high degree of judgment and complexity. We determine fair value accounting estimates of newly assumed assets and liabilities in accordance with relevant accounting guidance. However, the amount that we realize on these assets could differ materially from the carrying value reflected in our financial statements, based upon the timing of collections on the acquired loans in future periods. To the extent the actual values realized for the acquired loans are different from the estimates, the FDIC indemnification asset will generally be impacted in an offsetting manner due to the loss-sharing support from the FDIC.

Because of the inherent credit losses associated with the acquired loans in a failed bank acquisition, the amount that we record as the fair values for the loans is generally less than the contractual unpaid principal balance due from the borrowers, with the difference being referred to as the "discount" on the acquired loans. We have applied the cost recovery method of accounting to all purchased impaired loans due to the uncertainty as to the timing of expected cash flows. This will result in the recognition of interest income on these impaired loans only when the cash payments received from the borrower exceed the recorded net book value of the related loans.

For nonimpaired purchased loans, we accrete the discount over the lives of the loans in a manner consistent with the guidance for accounting for loan origination fees and costs.

Merger and Acquisition Activity

There were no significant acquisitions in 2010. In 2011, we completed a FDIC-assisted transaction of a failed bank. In 2012, we completed a small branch acquisition, consisting of approximately $9 million in deposits, which were transferred to a First Bank branch located nearby. The results of each acquired company/branch are included in our financial statements beginning on their respective acquisition dates. See Note 2 to the consolidated financial statements for additional information regarding these acquisitions.

In September 2012, we announced that we had entered into an agreement to assume all of the deposits, totaling approximately $64 million, and acquire selected performing loans, totaling approximately $22 million, of the Four Oaks Bank & Trust Company branches located in Southern Pines, North Carolina and Rockingham, North Carolina. We have agreed to acquire the Rockingham branch building, while the Southern Pines branch facility will not be acquired. The transaction is expected to close in the first quarter of 2013.

FDIC Indemnification Asset

As previously discussed, on June 19, 2009 and January 21, 2011, we acquired substantially all of the assets and liabilities of Cooperative Bank and The Bank of Asheville, respectively, in FDIC-assisted transactions. For each transaction, the loans and foreclosed real estate purchased are covered by two loss share agreements with the

FDIC, which afford First Bank significant loss protection. Under the Cooperative Bank loss share agreements, the FDIC will cover 80% of covered loan and foreclosed real estate losses up to $303 million, and 95% of losses in excess of that amount. Under The Bank of Asheville loss share agreements, the FDIC will cover 80% of all covered loan and foreclosed real estate losses. For both transactions, the loss share reimbursements are applicable for ten years for single family home loans and five years for all other loans.

We have recorded a FDIC indemnification asset related to the two transactions to account for payments that we expect to receive from the FDIC related to the loss share agreements. The carrying value of this receivable at each period end is the sum of: 1) actual claims that have been incurred and are in the process of submission to the FDIC for reimbursement, but have not yet been received and 2) our estimated amount of claimable loan and other real estate losses covered by the agreements multiplied by the FDIC reimbursement percentage.

At December 31, 2012 and 2011, the FDIC indemnification asset was comprised of the following components:

($ in thousands)	**2012**	2011
Receivable related to claims incurred, not yet received	$ **33,040**	13,377
Receivable related to estimated future claims on loans	**62,044**	90,275
Receivable related to estimated future claims on other real estate owned	**7,475**	18,025
FDIC indemnification asset	$ **102,559**	121,677

As of each acquisition date, based on the losses inherent in the covered assets and what we estimated we would receive as payments from the FDIC, we recorded a "FDIC Indemnification Asset." Since that time, we have recorded adjustments to the indemnification asset as discussed below.

The FDIC indemnification asset has been adjusted upwards in the following circumstances:

1) Deterioration of credit quality of covered loans – As of the acquisition dates, we recorded the loans acquired from Cooperative Bank and The Bank of Asheville on our books at a fair value that was $227.9 million and $51.7 million, respectively, less than the contractual amounts due from the borrowers, which was our estimate of the loan losses inherent in the portfolio. As the credit quality of these portfolios change and better information is obtained about likely losses, some loans have better repayment expectations than we originally projected and some loans have worse repayment expectations than originally projected. For loans with worse repayment expectations, we generally record provisions for loan losses with corresponding increases to the FDIC indemnification asset by recording noninterest income in proportion to the reimbursement percentage. However, in the fourth quarter of 2012, as it relates to $1.5 million of the $4.3 million provision for loan losses on covered loans, we did not record an increase to the indemnification asset because we believe that the loan losses will occur after the expiration of the Cooperative Bank non-single family share agreement that expires in June 2014. In 2012, 2011 and 2010, we recorded provisions for loan losses on covered loans amounting to $9.7 million, $12.8 million and $20.9 million, respectively, which resulted in upward adjustments to the FDIC indemnification asset of $6.6 million, $10.2 million and $16.7 million, respectively.

2) Write-downs and losses on foreclosed properties – When we foreclose on delinquent borrowers, we initially record the foreclosed property at the lower of book or fair value (based on current appraisals), with any deficiency recorded as a charge-off. Subsequent to the foreclosure, we periodically order updated appraisals and if the appraisal indicates a fair value lower than our carrying value, we must write the property down. Also, periodically we sell foreclosed properties that result in losses. Each of these situations results in the Company recording losses on other real estate owned with a corresponding increase to the FDIC indemnification asset by recording noninterest income in proportion to the reimbursement percentage. In 2012, 2011, and 2010, we recorded losses and write downs on covered foreclosed properties amounting to $13.0 million, $24.5 million, and $34.5 million, respectively, which resulted in upward adjustments to the FDIC indemnification asset of $10.4 million, $19.6 million and $27.6 million, respectively.

3) Expenses incurred related to collection activities on covered assets – As a result of our collection efforts, we incur expenses such as legal fees, property taxes and appraisal costs. Many of these expenses are reimbursable by the FDIC. These expenses are recorded as "other" noninterest expenses and a corresponding increase is made to increase the FDIC indemnification asset by reducing the gross collection expenses by the amount expected to be reimbursed by the FDIC for eligible expenses. In 2012, 2011, and 2010, we incurred $9.5 million, $8.5 million, and $5.5 million, in gross collection expenses related to covered assets, respectively, and reduced that amount by $6.9 million, $5.7 million, and $2.9 million in FDIC reimbursements, respectively.

The FDIC indemnification asset has been adjusted downwards in the following circumstances:

1) Receipt of cash from the FDIC related to claims submitted – On at least a quarterly basis, we submit eligible loss share claims to the FDIC. After reviewing and approving the claims, the FDIC wires us cash, which reduces the amount of the FDIC indemnification asset. In 2012, 2011, and 2010, we received $29.8 million, $69.3 million, and $46.7 million in FDIC reimbursements, respectively.

2) Accretion of discount on acquired loans – As noted above, we recorded the acquired loans of the two transactions on our books at a fair value that was $280 million (in total) less than the contractual amounts due from the borrowers (the "discount"), which was our estimate of the loan losses inherent in the portfolio. As the credit quality of this portfolio changes and better information is obtained about likely losses, some loans have better repayment expectations than we originally projected and some loans have worse repayment expectations than originally projected (discussed above). For loans with improved repayment expectations, we are systematically reducing the discount over the life of the loan as it repays. For some loans, we have received complete payoffs at the contractual balance and the discount must be reduced to zero. When we reduce/accrete the discount, we do so by recognizing interest income in that same amount. When the expected losses on loans with improved repayment expectations becomes less than the original estimate, our expected reimbursement from the FDIC declines as well. Accordingly, we reduce the FDIC indemnification asset by the corresponding reimbursement percentage. In 2012, 2011, and 2010, we recorded discount accretion of $16.5 million, $11.6 million, and $7.6 million, respectively, which resulted in a reduction of FDIC indemnification asset of $13.2 million, $9.3 million, and $6.1 million, respectively.

In summary, circumstances that result in adjustments to the FDIC indemnification asset are recorded within the income statement line items noted without consideration of the FDIC loss share agreements. Because favorable changes in covered assets result in lower expected FDIC claims, and unfavorable changes in covered assets generally result in higher expected FDIC claims, the FDIC indemnification asset is adjusted to reflect those expectations. The net increase or decrease in the indemnification asset is reflected within noninterest income.

The adjustments can result in volatility within individual income statement line items. Because of the FDIC loss share agreements and the associated indemnification asset, pretax income resulting from amounts recorded as provisions for loan losses, interest income, and losses from foreclosed properties is generally only impacted by 20% due to the corresponding adjustments made to the indemnification asset.

The following presents a rollforward of the FDIC indemnification asset since the date of the Cooperative Bank acquisition on June 19, 2009.

($ in thousands)

Balance at June 19, 2009	$ 185,112
Decrease related to favorable change in loss estimates	(1,516)
Increase related to reimbursable expenses	1,300
Cash received	(40,500)
Accretion of loan discount	(1,175)
Balance at December 31, 2009	143,221
Increase related to unfavorable change in loss estimates	30,419
Increase related to reimbursable expenses	2,900
Cash received	(46,721)
Accretion of loan discount	(6,100)
Balance at December 31, 2010	123,719
Increase related to acquisition of The Bank of Asheville	42,218
Increase related to unfavorable change in loss estimates	29,814
Increase related to reimbursable expenses	5,725
Cash received	(69,339)
Accretion of loan discount	(9,278)
Other	(1,182)
Balance at December 31, 2011	121,677
Increase related to unfavorable change in loss estimates	16,984
Increase related to reimbursable expenses	6,947
Cash received	(29,796)
Accretion of loan discount	(13,173)
Other	(80)
Balance at December 31, 2012	$ 102,559

The following table presents additional information regarding our covered loans, loan discounts, allowances for loan losses and the corresponding FDIC indemnification asset:

($ in thousands) **At December 31, 2012**	Cooperative Single Family Loss Share Loans	Cooperative Non-Single Family Loss Share Loans	Bank of Asheville Single Family Loss Share Loans	Bank of Asheville Non-Single Family Loss Share Loans	Total
Expiration of loss share agreement	6/19/2019	6/19/2014	1/21/2016	1/21/2021	
Nonaccrual covered loans					
Unpaid principal balance	12,592	45,941	808	4,801	64,142
Carrying value prior to loan discount*	12,501	25,188	683	3,982	42,354
Loan discount	2,137	4,740	432	1,554	8,863
Net carrying value	10,364	20,448	251	2,428	33,491
Allowance for loan losses	1,980	582	17	80	2,659
Indemnification asset recorded	3,294	4,258	359	1,307	9,218
All other covered loans					
Unpaid principal balance	150,475	98,096	14,757	52,207	315,535
Carrying value prior to loan discount*	150,332	97,859	14,729	51,960	314,880
Loan discount	21,627	25,048	4,809	14,573	66,057
Net carrying value	128,705	72,811	9,920	37,387	248,823
Allowance for loan losses	—	2,100	—	—	2,100
Indemnification asset recorded	17,302	20,531	3,848	11,658	53,339
All covered loans					
Unpaid principal balance	163,067	144,037	15,565	57,008	379,677
Carrying value prior to loan discount*	162,833	123,047	15,412	55,942	357,234
Loan discount	23,764	29,788	5,241	16,127	74,920
Net carrying value	139,069	93,259	10,171	39,815	282,314
Allowance for loan losses	1,980	2,682	17	80	4,759
Indemnification asset recorded	20,596	24,789	4,207	12,965	62,557
				Adjustments	(512)
		Total indemnification asset recorded related to loans			62,044

* Reflects partial charge-offs

As noted in the table above, our commercial loss share agreement related to Cooperative Bank's non-single family loans expires in June 2014. As it relates to that portion of covered loans, we expect accelerated amounts of loan discount accretion and corresponding indemnification asset expense until the expiration date as the loss share attributes of the loan portfolio is resolved.

ANALYSIS OF RESULTS OF OPERATIONS

Net interest income, the "spread" between earnings on interest-earning assets and the interest paid on interest-bearing liabilities, constitutes the largest source of our earnings. Other factors that significantly affect operating results are the provision for loan losses, noninterest income such as service fees and noninterest expenses such as salaries, occupancy expense, equipment expense and other overhead costs, as well as the effects of income taxes.

Net Interest Income

Net interest income on a reported basis amounted to $135.2 million in 2012, $132.2 million in 2011, and $127.4 million in 2010. For internal purposes and in the discussion that follows, we evaluate our net interest income on a tax-equivalent basis by adding the tax benefit realized from tax-exempt securities to reported interest income. Net interest income on a tax-equivalent basis amounted to $136.7 million in 2012, $133.8 million in 2011, $128.7 million in 2010. Management believes that analysis of net interest income on a tax-equivalent basis is useful and appropriate because it allows a comparison of net interest amounts in different periods without taking into account the different mix of taxable versus non-taxable investments that may have existed during those periods. The following is a reconciliation of reported net interest income to tax-equivalent net interest income.

	Year ended December 31,		
($ in thousands)	2012	2011	2010
Net interest income, as reported	$ 135,200	132,203	127,354
Tax-equivalent adjustment	1,527	1,556	1,316
Net interest income, tax-equivalent	$ 136,727	133,759	128,670

Table 2 analyzes net interest income on a tax-equivalent basis. Our net interest income on a tax-equivalent basis increased by 2.2% in 2012 and 4.0% in 2011. There are two primary factors that cause changes in the amount of net interest income we record - 1) our net interest margin (tax-equivalent net interest income divided by average interest-earning assets), and 2) changes in our loans and deposits balances.

For 2012, the increase in net interest income over the comparable period in 2011 was due primarily to a higher net interest margin, with our average total loan and deposit balances experiencing insignificant variances. For 2011, the increase in net interest income over the comparable period in 2010 was due to a higher net interest margin, which was partially offset by a lower level of earning assets due to a contraction of our balance sheet during 2011.

"Net interest margin" is a ratio we use to measure the spread between the yield on our earning assets and the cost of our funding and is calculated by taking tax-equivalent net interest income and dividing by average earning assets. Our net interest margin increased six basis points in 2012 to 4.78% from 4.72% in 2011. Our net interest margin was 4.39% in 2010.

The primary reason for the increases in our net interest margin over the past two years has been that the yields on interest-earning assets have remained fairly stable over the past three years, ranging from 5.39% to 5.55%, while the cost of interest-bearing liabilities has steadily declined from 1.20% in 2010 to 0.90% in 2011 to 0.68% in 2012. Our interest-earning asset yields have remained stable because of the continued use of interest rate floors on loans, as well as higher levels of loan discount accretion – see below. Another factor benefitting our net interest margin is that we have been able to lower rates on maturing time deposits that were originated in periods of higher rates throughout 2010, 2011, and 2012. And to a lesser degree, we have been able to progressively lower interest rates on various types of interest-bearing checking, savings, and money market accounts. We have also experienced declines in our levels of higher cost deposit balances, including internet deposits and large denomination time deposits.

The net interest margin for all periods benefitted, by varying amounts, from the net accretion of purchase accounting premiums/discounts associated with the Cooperative Bank acquisition in June 2009 and, to a lesser degree, The Bank of Asheville acquisition in January 2011. As can be seen in the table below, we recorded $16.1 million in 2012, $11.6 million in 2011, and $10.0 million in 2010, in net accretion of purchase accounting premiums/discounts that increased net interest income.

($ in thousands)	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Interest income – reduced by premium amortization on loans	$ (464)	(453)	(196)
Interest income – increased by accretion of loan discount	16,466	11,598	7,607
Interest expense – reduced by premium amortization of deposits	85	337	2,211
Interest expense – reduced by premium amortization of borrowings	30	146	341
Impact on net interest income	$ 16,117	11,628	9,963

The biggest component of the purchase accounting adjustments related to loan discount accretion, which amounted to $16.5 million in 2012, $11.6 million in 2011 and $7.6 million in 2010. The higher amounts of discount accretion are due to payoffs of loans with loan discounts and increased expectations regarding the collectability of other loans.

Table 3 presents detail regarding the impact that changes in the interest rates we earned/paid had on our net interest income in 2011 and 2012. In both years, lower interest rates on deposits were the primary factor affecting net interest income. Although the prime rate of interest has not changed since 2008, interest rates on U.S. Treasury bonds and other interest-sensitive financial instruments have steadily declined since then, resulting in a generally lower interest rate environment. In both years, the progressively lower interest rate environment gave us the opportunity to reduce rates on maturing time deposits, and we were also able to gradually reduce interest rates on demand deposits. In 2011, the lower interest rates reduced interest expense by $7.9 million, and in 2012 the lower interest rates reduced interest expense by $5.0 million. The lower interest rate environment had less of an impact on our interest income, with the impact of changes in interest rates increasing interest income by $1.2 million in 2011 while decreasing it by $1.5 million in 2012. Higher levels of loan discount accretion in both 2011 and 2012 significantly impacted our interest income, as discussed above. Our interest earned on loans also benefited in this interest rate environment from the continued use of interest rate floors on loans, in which we offer a borrower an adjustable rate loan but stipulate that the interest rate cannot go below a certain level no matter what the underlying index declines to. Overall, changes in interest yields/costs increased net interest income by $9.1 million in 2011 and $3.5 million in 2012.

In both 2011 and especially in 2012, changes in our loan and deposit balances played a lesser role in the variance in our net interest income than did changes in interest rates. Average loan balances decreased by 1.0% in 2012, while average deposit balances (including noninterest bearing deposits) increased by 1.9%. In 2011, average loans decreased by 3.6% while average deposits decreased by 1.6%. In Table 3, the columns "Changes in Volumes" shows the impact of changes in the levels of the various components of interest earning/bearing assets/liabilities. Among these components, lower average loan balances had the largest negative impact on net interest income in 2012 and 2011. In 2012, declines in interest-earnings assets, primarily loans, resulted in a decrease in interest income of $1.8 million, while lower amounts of interest-bearing liabilities resulted in $1.3

million of lower interest expense. As a result, the net impact of the changes in interest-earning assets and interest-bearing liabilities was a decrease in net interest income of $0.5 million. In 2011, declines in interest-earning assets, primarily loans, resulted in a decrease in interest income of $4.4 million, while lower amounts of interest-bearing liabilities resulted in only $0.4 million of lower interest expense. As a result, the net impact of lower loans and deposits in 2011 was a decrease in tax-equivalent net interest income of $4.0 million.

See additional information regarding net interest income in the section entitled "Interest Rate Risk."

Provision for Loan Losses

The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance considered appropriate to absorb probable losses inherent in our loan portfolio. Management's determination of the adequacy of the allowance is based on the level of loan growth, an evaluation of the portfolio, current economic conditions, historical loan loss experience and other risk factors.

Our provisions for loan losses and nonperforming assets remain at what we believe to be elevated levels, primarily due to high unemployment rates and lower property values in our market area that negatively impact collateral dependent real estate loans. For 2012, 2011, and 2010, our total provisions for loan losses were $79.7 million, $41.3 million, and $54.6 million, respectively. The total provision for loan losses is comprised of provision for loan losses for non-covered loans and provision for loan losses for covered loans, as discussed in the following paragraphs.

We recorded $70.0 million, $28.5 million, and $33.6 million in provisions for loan losses related to non-covered loans for the years-ended December 31, 2012, 2011, and 2010, respectively. The higher provision in 2012 compared to the levels in the prior two years was primarily a result of 1) $32.9 in incremental provision recorded in connection with a loan sale, and 2) an internal review of non-covered loans that occurred in the first quarter of 2012 that applied more conservative assumptions to estimate the probable losses associated with some of our nonperforming loan relationships and resulted in the recording of a provision for loan losses on non-covered loans of $18.6 million in the first quarter of 2012, of which approximately $11 million related specifically to the special internal review.

As it relates to the loan sale, in late 2012, we identified approximately $68 million of non-covered higher-risk loans that we solicited bid for from several third-party investors. Based on an offer to purchase these loans that was received in December, we wrote the loans down by approximately $38 million to their estimated liquidation value of approximately $30 million and reclassified them as "loans held for sale." The sale of substantially the same pool of loans was completed on January 23, 2013. The incremental provision for loan losses that was necessary as a result of this transaction was approximately $32.9 million, which included the net impact of several factors affecting our calculation of the allowance for loan losses.

The aforementioned special internal review related to non-covered loans and was initiated due to refinements to our loan loss model and internal control changes occurring in the first quarter of 2012 that resulted in a realignment of departmental responsibilities for determining our allowance for loan losses. As a result of the changes, an internal review of selected nonperforming loan relationships was conducted, which applied more conservative assumptions to estimate the probable losses and to allow for a more timely resolution of the related credits. The review identified approximately 30 loan relationships in which additional provisions for loan losses were necessary when more conservative judgments were applied to the repayment assumptions associated with the borrowers. The majority of the additional provision was concentrated in construction and land development real estate, commercial real estate, and residential real estate loan categories. Many of these same loans were included in the loans transferred to the "loans held for sale" category in the fourth quarter of 2012 and were sold in January 2013.

In 2011, we recorded $28.5 million in provisions for loan losses on non-covered loans compared to $33.6 million in 2010. The decrease was primarily due to stabilization in overall loan quality and lower levels of non-covered nonperforming loans.

As it relates to covered loans, we recorded $9.7 million, $12.8 million and $20.9 million in provisions for loan losses during 2012, 2011 and 2010, respectively. These provisions were necessary to provide for loans that showed signs of collection problems during the respective periods, as well as to provide for collateral dependent nonaccrual loans for which we received updated appraisals during the year that reflected progressively lower collateral valuations. The decline in provisions for loan losses on covered loans from 2010 to 2012 was primarily due to lower levels of covered nonperforming loans during the periods and stabilization in our assessment of the losses associated with our nonperforming covered loans. Because of the FDIC loss share agreements in place for these loans, the FDIC indemnification asset was adjusted upwards by recording noninterest income of $6.6 million, $10.2 million, and $16.7 million in 2012, 2011, and 2010, respectively, or 80% of the amount of the provisions. As it relates to $1.5 million of the 2012 provision for loan losses on covered loans, we did not record a corresponding increase to the indemnification asset because we believe that the loan losses will occur after the expiration of the Cooperative Bank non-single family loss share agreement that expires in June 2014.

Total net charge-offs for the years ended December 31, 2012, 2011, and 2010, were $74.7 million, $49.3 million, and $42.5 million, respectively. These amounts were comprised of net charge-offs on non-covered loans, as well as net charge-offs on covered loans.

Net-charge offs for non-covered loans were $64.0 million, $31.2 million, and $32.7 million for 2012, 2011, and 2010, respectively. The significant increase in 2012 was due to the loan sale discussed above which resulted in charge-offs of $37.8 million.

The ratio of net charge-offs to average non-covered loans was 3.02%, 1.52%, and 1.55% for 2012, 2011, and 2010, respectively. Notwithstanding the impact of the loan sale, the relatively high level of net charge-offs during each of these three years was primarily a result of unfavorable economic conditions, especially related to real estate, that resulted in higher levels of borrowers not repaying their loans and the corresponding collateral not being sufficient to pay off the balances.

Net charge-offs for covered loans were $10.7 million, $18.1 million, and $9.8 million in 2012, 2011, and 2010, respectively. The charge-offs of covered loans were primarily a result of declining collateral values on collateral dependent nonaccrual loans. The decline in net charge-offs in 2012 was due to declining levels of covered nonperforming loans.

In 2012 and 2011, our provisions for loan losses and net charge-offs for both covered and non-covered loans were concentrated in loans classified as "real estate – construction, land development & other land loans." This category of loans is primarily comprised of land acquisition and development loans and other types of lot loans. These types of loans have been particularly hard hit by the decline in real estate development and property values. As can be seen in Tables 10, although we have reduced our exposure to this category of loans, we continue to have significant exposure to this sector, and future material losses could result.

Non-covered nonperforming assets at December 31, 2012 amounted to $106 million, compared to $122 million and $117 million at December 31, 2011 and 2010, respectively. The decline in 2012 was primarily the result of the $37.8 million in charge-offs recorded in anticipation of the loan sale discussed above. Upon completion of the loan sale in January 2013, total non-covered nonperforming assets declined by the $22 million of such loans that were in the sale. At December 31, 2012, the ratio of non-covered nonperforming assets to total non-covered assets was 3.64% compared 4.30% and 4.16% at December 31, 2011 and 2010, respectively. Also see "Nonperforming Assets" below for additional discussion.

See the section entitled "Allowance for Loan Losses and Loan Loss Experience" below for a more detailed discussion of the allowance for loan losses. The allowance is monitored and analyzed regularly in conjunction with our loan analysis and grading program, and adjustments are made to maintain an adequate allowance for loan losses.

Noninterest Income

Our noninterest income amounted to $1.4 million in 2012, $26.2 million in 2011, and $29.1 million in 2010.

As shown in Table 4, core noninterest income excludes gains from acquisitions, foreclosed property write-downs and losses, indemnification asset income, securities gains or losses, and other miscellaneous gains and losses. Core noninterest income amounted to $25.5 million in 2012, a 10.0% increase from $23.2 million in 2011. The 2011 core noninterest income of $23.2 million was a 4.7% increase from the $22.1 million recorded in 2010. See Table 4 and the following discussion for an understanding of the components of noninterest income.

Service charges on deposit accounts in 2012 amounted to $11.9 million, a 1.0% decrease compared to $12.0 million recorded in 2011. The $12.0 million recorded in 2011 was 2.9% less than the 2010 amount of $12.3 million. Legislation that became effective on July 1, 2010 reduced our fees earned on overdrafts in 2010 and 2011. Specifically, the legislation prohibited us from charging an overdraft fee for paying ATM and one-time debit card transactions that overdraw a consumer's account, unless the consumer affirmatively consents, or opts in, to our payment of overdrafts for these transactions. Additional regulations on overdraft fees became effective July 1, 2011 that further reduced our overdraft fees, although to a lesser extent than the 2010 changes. In April 2011, we implemented new fees on deposit accounts, such as fees for customers that elect to receive paper statements, that have helped to replace a large portion of the revenue that was lost as a result of the overdraft legislation.

Other service charges, commissions and fees amounted to $8.8 million in 2012, a 9.5% increase from the $8.1 million earned in 2011. The 2011 amount of $8.1 million was a 24.0% increase from the $6.5 million earned in 2010. This category of noninterest income includes items such as electronic payment processing revenue (which includes fees related to credit card transactions by merchants and customers and fees earned from debit card transactions), ATM charges, safety deposit box rentals, fees from sales of personalized checks, and check cashing fees. The growth in this category for both years was primarily attributable to increased debit card usage by our customers, as we earn a small fee each time our customers make a debit card transaction. Also, part of the increase in this category is due to the overall growth in our total customer base, including growth achieved from corporate acquisitions.

Fees from presold mortgages amounted to $2.4 million in 2012, $1.6 million in 2011, and $1.8 million in 2010. The increase in 2012 was primarily due to high mortgage refinance activity resulting from very low interest rates on home mortgages.

Commissions from sales of insurance and financial products amounted to $1.8 million in 2012, $1.5 million in 2011, and $1.5 million in 2010. This line item includes commissions we receive from three sources - 1) sales of credit life insurance associated with new loans, 2) commissions from the sales of investment, annuity, and long-term care insurance products, and 3) commissions from the sale of property and casualty insurance. The following table presents the contribution of each of the three sources to the total amount recognized in this line item:

($ in thousands)

Commissions earned from:	2012	2011	2010
Sales of credit life insurance	$ 60	70	107
Sales of investments, annuities, and long term care insurance	1,068	760	531
Sales of property and casualty insurance	704	682	838
Total	$ 1,832	1,512	1,476

As can be seen in the above table, sales of investments, annuities and long term care insurance have doubled from 2010 to 2012. This was the result of an initiative and a renewed emphasis on this line of business that began in 2011. We hired a wealth management executive in 2011 who has steadily built a team of financial advisors that have grown this business.

Table 4 shows earnings from bank owned life insurance income were $591,000 in 2012, a sharp increase from prior years. In the second quarter of 2012, we purchased $25.0 million in bank-owned life insurance on certain key employees. Income related to the growth of the cash value of the insurance was $0.6 million for 2012. We had minimal amounts of bank-owned life insurance prior to 2012.

Noninterest income not considered to be "core" resulted in a net reduction to noninterest income of $24.1 million in 2012, a net contribution to total noninterest income of $3.0 million in 2011, and a net contribution to total noninterest income of $7.0 million in 2010. The components of non-core noninterest income are shown in Table 4 and the significant components thereof are discussed below.

Losses on non-covered foreclosed properties amount to $15.3 million for 2012 compared to $3.4 million for 2011 and $1.0 million in 2010. In the fourth quarter of 2012, we recorded $10.6 million in write-downs on substantially all of our non-covered foreclosed properties in connection with efforts to accelerate the sales of these assets. On average, the write-downs amounted to 29% of the carrying value of the properties. Even when the effects of that write-down are disregarded, losses on non-covered foreclosed properties have generally increased due to declining market values for real estate.

Losses on covered foreclosed properties amounted $13.0 million, $24.5 million and $34.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. The decline in losses on covered properties in 2012 was primarily a result of lower levels of covered foreclosed properties, as well as lower rates of deterioration in real estate market values in the coastal region of North Carolina. As discussed earlier and illustrated in the table below, there was a corresponding entry to indemnification asset income amounting to 80% of the losses recorded, that resulted in the bottom line impact of these covered asset losses being 20% of the gross write-downs.

Indemnification asset income for 2012, 2011, and 2010 amounted to $4.1 million, $20.5 million, and $41.8 million, respectively. In 2012, higher loan discount accretion and lower levels of loan and foreclosed property losses on covered assets resulted in less indemnification asset income in comparison to prior periods. Indemnification asset income primarily relates to upward adjustments to the amount expected to be received from the FDIC under loss share agreements as a result of higher than anticipated loan losses and foreclosed property losses and write-downs, as follows:

($ in millions)	2012	2011	2010
Higher expected FDIC claims for covered loans experiencing a deterioration in quality	$ 8.2	$ 12.7	$ 20.9
Lower expected FDIC claims for covered loans – loan discount accretion	(16.5)	(11.6)	(3.2)
Foreclosed property losses and write-downs – covered	13.0	24.5	34.5
Other, net	0.4	—	—
Total adjustment to expected FDIC loss-share claims	5.1	25.6	52.2
Expected reimbursement rate	80%	80%	80%
Indemnification asset income	$ 4.1	$ 20.5	$ 41.8

In 2011, as previously discussed, we realized a gain from the FDIC-assisted acquisition of a failed bank amounting to $10.2 million, which was the amount by which the fair value of the assets purchased exceeded the fair value of liabilities assumed in the transaction.

We recorded $0.6 million in gains on sales of securities during 2012 compared to $0.1 million in 2011 and a negligible amount in 2010.

The line item "Other gains (losses)" was negatively impacted in 2012 by $0.5 million in prepayment penalties associated with paying off $65 million in borrowings prior to their maturity dates. The line item was positively impacted in 2010 by the sale of our merchant credit card processing portfolio, which resulted in a gain of $0.9 million.

Noninterest Expenses

Noninterest expenses for 2012 were $97.3 million, compared to $96.1 million in 2011 and $87.0 million in 2010. Table 5 presents the components of our noninterest expense during the past three years.

As reflected in the amounts noted above, noninterest expenses increased 1.2% in 2012 and 10.5% in 2011. The increases in noninterest expenses over the past three years have occurred in almost every line item of expense and have been primarily a result of our growth. Due to acquisition and internal growth, over the past three years our number of bank branches has increased from 91 to 97, and the number of full time equivalent employees has increased from 764 at December 31, 2009 to 831 at December 31, 2012.

Total personnel expense increased by approximately $1.9 million, or 3.7%, in 2012. Salaries expense comprised $1.5 million of this increase, which was primarily associated with the hiring of additional key employees in order to build our infrastructure and to expand our wealth management capabilities. Employee benefits expense increased by approximately $0.4 million in 2012, which was a 3.4% increase from 2011 and corresponds to the increase in salaries expense. A significant component within employee benefits expense is pension expense, which amounted to $2.6 million in 2012 compared to $2.8 million in 2011. We expect pension expense to decline to zero in 2013, because we froze our two pension plans on December 31, 2012.

Total personnel expense increased by approximately $6.1 million, or 13.6% in 2011. Salaries expense comprised $4.7 million of this increase, which was primarily a result of an initiative to progressively build our infrastructure to manage increased compliance burdens, collection activities, and overall growth of the Company, as well as to prepare for future growth. Another factor in the increase in salaries expense in 2011 was the acquisition of The

Bank of Asheville in January 2011, which added approximately 35 employees.

Equipment related expenses were $4.8 million, $4.3 million, and $4.3 million in 2012, 2011, and 2010, respectively. The increase in 2012 primarily related to an increase in ATM maintenance expenses, which was partially due to additional regulatory requirements for ATMs.

In 2011, we incurred acquisition expenses of approximately $0.6 million in connection with The Bank of Asheville acquisition. Acquisition expenses consisted primarily of professional fees.

FDIC deposit insurance expense declined in each of the past two years. In 2010, 2011, and 2012, we incurred approximately $4.4 million, $3.0 million, and $2.7 million, respectively, in FDIC deposit insurance premium expense. As previously discussed, the FDIC changed its premium assessment methodology in April 2011, which was favorable for our company and reduced our expense in 2011 and 2012.

Collection expenses related to both covered and non-covered assets remain high due the elevated level of delinquencies. Collection expenses on non-covered assets amounted to $3.1 million in 2012, $3.5 million in 2011 and $2.1 million in 2010. We expect collection expenses on non-covered assets to decline in 2013 as a result of the loan sale, which removed $68 million of high-risk loans from our portfolio. Collection expenses on covered loans, net of FDIC reimbursement, amounted to $1.6 million in 2012, $2.0 million in 2011 and $2.6 million in 2010.

Income Taxes

Table 6 presents the components of income tax expense and the related effective tax rates. We recorded an income tax benefit of $17.0 million for 2012 due to the net loss reported for the period, which was approximately 42.0% of the reported net loss. We recorded income tax expense of $7.4 million and $5.0 million in 2011 and 2010, respectively, which resulted in effective tax rates of 35.1% in 2011 and 33.2% in 2010. The differences in our effective tax rates from the blended statutory income tax rate of 39% are primarily due to tax-exempt interest income. We expect our effective tax rate to be approximately 35% in 2013.

Stock-Based Compensation

We recorded stock-based compensation expense of $0.3 million, $0.9 million, and $0.6 million, for the years ended December 31, 2012, 2011, and 2010, respectively. See Note 15 to the consolidated financial statements for more information regarding stock-based compensation.

ANALYSIS OF FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

Overview

Over the past three years, our total assets have remained fairly stable at approximately $3.2 billion to $3.3 billion. Significant events that have affected our levels of loans and deposits over that period were The Bank of Asheville acquisition in 2011 and the loan sale initiative in 2012, with a branch purchase in 2012 contributing to a lesser degree. The following table presents detailed information regarding the nature of changes in our loans and deposits in 2011 and 2012:

($ in thousands)	Balance at beginning of period	Internal growth, net (1)	Growth from Acquisitions	Transfer to Loans Held for Sale	Balance at end of period	Total percentage growth	Internal percentage growth (1)
2012							
Loans – Non-covered	$ 2,069,152	93,224	-	(68,233)	2,094,143	1.2%	4.5%
Loans – Covered	361,234	(78,920)	-	-	282,314	-21.8%	-21.8%
Total loans	$ 2,430,386	14,304	-	(68,233)	2,376,457	-2.2%	0.6%
Deposits – Noninterest-bearing	$ 335,833	77,072	290	-	413,195	23.0%	22.9%
Deposits – Interest-bearing checking	423,452	96,088	33	-	519,573	22.7%	22.7%
Deposits – Money market	509,801	37,404	4,004	-	551,209	8.1%	7.3%
Deposits – Savings	146,481	11,974	123	-	158,578	8.3%	8.2%
Deposits – Brokered time	157,408	(26,572)	-	-	130,836	-16.9%	-16.9%
Deposits – Internet time	29,902	(19,842)	-	-	10,060	-66.4%	-66.4%
Deposits – Time >$100,000 - retail	575,408	(48,290)	2,897	-	530,015	-7.9%	-8.4%
Deposits – Time <$100,000 - retail	576,752	(70,926)	2,068	-	507,894	-11.9%	-12.3%
Total deposits	$ 2,755,037	56,908	9,415	-	2,821,360	2.4%	2.1%
2011							
Loans – Non-covered	$ 2,083,004	(13,852)	-	-	2,069,152	-0.7%	-0.7%
Loans – Covered	371,128	(112,162)	102,268	-	361,234	-2.7%	-30.2%
Total loans	$ 2,454,132	(126,014)	102,268	-	2,430,386	-1.0%	-5.1%
Deposits – Noninterest-bearing	$ 292,759	24,276	18,798	-	335,833	14.7%	8.3%
Deposits – Interest-bearing checking	292,623	99,471	31,358	-	423,452	44.7%	34.0%
Deposits – Money market	498,312	(7,661)	19,150	-	509,801	2.3%	-1.5%
Deposits – Savings	153,325	(10,056)	3,212	-	146,481	-4.5%	-6.6%
Deposits – Brokered time	143,554	(1,048)	14,902	-	157,408	9.7%	-0.7%
Deposits – Internet time	46,801	(59,819)	42,920	-	29,902	-36.1%	-127.8%
Deposits – Time >$100,000 - retail	602,371	(40,478)	13,515	-	575,408	-4.5%	-6.7%
Deposits – Time <$100,000 - retail	622,768	(94,905)	48,889	-	576,752	-7.4%	-15.2%
Total deposits	$ 2,652,513	(90,220)	192,744	-	2,755,037	3.9%	-3.4%

(1) Excludes the impact of acquisitions in the year of the acquisition, but includes growth or declines in acquired operations after the date of acquisition.

In 2012, as derived from the table above, our total loans declined $54 million, or 2.2%. We experienced internal growth in our non-covered loan portfolio of $93 million, or 4.5%, during 2012. However, much of this growth was offset by the charge-down and reclassification of approximately $68 million in non-covered higher-risk loans to "loans held for sale" during the fourth quarter of 2012. (See further discussion in the "Overview – 2012 Compared to 2011" section above.) Also offsetting our internal growth of loans were normal loan pay-downs, foreclosures, and loan charge-offs. In 2012, beyond the loan sale charge-offs, we charged-off $39 million in loans and foreclosed on another $53 million of loans that reduced our loan balances. Overall, a $25 million net positive change in non-covered loans during 2012 was offset by a $79 million decline in our covered loans, which resulted in our overall loan balances declining by $54 million during the year. We continue to pursue lending opportunities in order to improve our asset yields, as well as to potentially decrease the dividend rate on our SBLF preferred stock (see Note 19 to the consolidated financial statements for more information).

For the year ended December 31, 2012, strong growth in our lowest cost deposits exceeded the decline in our higher cost deposits, which resulted in a net increase in internally generated deposits of $57 million, or 2.1%. Our lowest cost deposits, noninterest bearing checking accounts and interest bearing checking accounts, experienced positive internal growth of $77 million and $96 million, respectively, which allowed us to continue to lessen our reliance on higher cost sources of funding in 2012, including internet deposits and time deposits. We continue to implement a bank-wide strategy to grow these types of low-rate accounts.

In 2011, as derived from the table above, our total loans declined $24 million, or 1.0%. Positively impacting loans outstanding was our acquisition of The Bank of Asheville on January 21, 2011, which added $102 million in loans. However, this increase was more than offset by loan payoffs, foreclosures and loan charge-offs that exceeded new loan growth. During 2011, we charged-off $52 million in loans and foreclosed on another $76 million that reduced our loan balances, with a portion of the charge-off and foreclosure activity relating to our two FDIC-assisted failed bank acquisitions. Also, loan demand in most of our market areas remained weak, with the pace of loan principal repayments substantially offsetting new loan originations. In addition, we de-emphasized certain types of lending, most notably acquisition and development land loans and non-owner occupied commercial real estate.

To start 2011, our total deposits increased by $193 million as a result of the January acquisition of The Bank of Asheville. For the remainder of the year, as our loans declined, we were able to lessen our reliance on higher cost sources of funding, including internet deposits and time deposits, which resulted in generally declining deposit balances. However, our lowest cost deposits, noninterest bearing checking accounts and interest bearing checking accounts, experienced positive internal growth of $24 million and $99 million, respectively. In addition to our bank-wide emphasis to grow these types of low-rate accounts, the increase in interest bearing checking accounts was impacted by $38 million in customer funds that were shifted from repurchase agreements (securities sold under agreements to repurchase) to interest bearing checking accounts during late 2011. In July 2011, the Dodd-Frank Act repealed certain sections of the Federal Reserve Act that prohibited payment of interest on commercial demand deposits. With this prohibition removed, we began to pay interest on certain types of commercial demand accounts, and we encouraged our customers with repurchase agreements to switch to commercial interest bearing checking accounts, which eliminated the need to sell/pledge our investment securities.

Our overall liquidity increased during 2012 compared to 2011. We experienced a $66 million increase in total deposits, while loans decreased $54 million. With the excess liquidity, we were able to reduce our borrowings by approximately $88 million during 2012. Our liquid assets (cash and securities) as a percentage of our total deposits and borrowings increased from 15.7% at December 31, 2011 to 16.2% at December 31, 2012.

Our capital ratios improved in 2012. We completed a capital raise totaling $33.8 million in the fourth quarter of 2012, which on an after-tax basis, offset the impact of the loan sale initiative and the foreclosed property write-downs that were also recorded in the fourth quarter of 2012. All of our capital ratios have continually exceeded the regulatory thresholds for "well-capitalized" status for all periods covered by this report. Our tangible common equity ratio was 6.81% at December 31, 2012, compared to 6.58% at December 31, 2011 and 6.52% at December 31, 2010.

Our asset quality ratios improved at December 31, 2012 from the prior year end. Our non-covered nonperforming assets to total non-covered assets ratio was 3.64% at December 31, 2012, compared to 4.30% at December 31, 2011 and 4.16% at December 31, 2010. This improvement was primarily due to the loan sale and foreclosed property write-down initiatives. As it relates to the covered assets, it has now been 3.5 years since we acquired Cooperative Bank in a failed bank acquisition and we have worked through many of the problem assets. Our covered nonperforming assets have steadily declined from $168 million at December 31, 2010 to

$96 million at December 31, 2012.

Distribution of Assets and Liabilities

Table 7 sets forth the percentage relationships of significant components of our balance sheet at December 31, 2012, 2011, and 2010.

Our balance sheet mix has remained relatively stable over the past three years. The increase in noninterest bearing checking accounts and interest bearing checking accounts discussed earlier resulted in an increase in these categories from 9% each as a percentage of liabilities and shareholders' equity at December 31, 2010 to 13% and 16%, respectively, at December 31, 2012. Also, over the past two years we have experienced a decline in time deposits that has resulted in total time deposits declining from 43% at December 31, 2010 to 36% at December 31, 2012. Due to excess liquidity, we have paid down a significant portion of our borrowings, and our borrowing mix has declined over the past two years from 6% to 1%.

Securities

Information regarding our securities portfolio as of December 31, 2012, 2011, and 2010 is presented in Tables 8 and 9.

The composition of the investment securities portfolio reflects our investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. The investment portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits. We obtain fair values for the vast majority of our investment securities from a third-party investment recordkeeper, who specializes in securities purchases and sales, recordkeeping, and valuation. This recordkeeper provides us with a third-party report that contains an evaluation of internal controls that includes testwork of securities valuation. We further test the values we receive by comparing the values for a significant sample of securities to another third-party valuation service on a quarterly basis.

Total securities amounted to $223.4 million, $240.6 million, and $235.2 million at December 31, 2012, 2011, and 2010, respectively.

The majority of our "government-sponsored enterprise" securities are issued by the Federal Home Loan Bank and carry one maturity date, often with an issuer call feature. At December 31, 2012, of the $12 million (carrying value) in government-sponsored enterprise securities, $9 million were issued by the Federal Home Loan Bank system and the remaining $3 million were issued by the Federal Farm Credit Bank system.

Our $147 million of mortgage-backed securities have all been issued by either Freddie Mac, Fannie Mae, Ginnie Mae, or the Small Business Administration, each of which are government-sponsored corporations. We have no "private label" mortgage-backed securities. Mortgage-backed securities vary in their repayment in correlation with the underlying pools of mortgage loans.

Included in mortgage-backed securities at December 31, 2012 were collateralized mortgage obligations ("CMOs") with an amortized cost of $0.4 million and a fair value of $0.4 million. The CMOs that we have invested in are substantially all "early tranche" portions of the CMOs, which minimizes our long-term interest rate risk.

At December 31, 2012, our $3.8 million investment in corporate bonds was comprised of the following:

Issuer *($ in thousands)*	S&P Issuer Ratings (1)	Maturity Date	Amortized Cost	Market Value
First Citizens Bancorp (South Carolina) Bond	Not Rated	4/1/15	$ 2,998	3,073
First Citizens Bancorp (South Carolina) Trust Preferred Security	Not Rated	6/15/34	1,000	740
Total investment in corporate bonds			$ 3,998	3,813

Substantially all of our investment in equity securities at each year end was comprised of capital stock in the Federal Home Loan Bank of Atlanta (FHLB). The FHLB requires us to hold their stock as a requirement for membership in the FHLB system. The FHLB also requires us to purchase additional stock when we borrow from them. At December 31, 2012, our investment in capital stock of the FHLB amounted to $4.9 million of our total investment in equity securities of $5.0 million.

The fair value of securities held to maturity, which we carry at amortized cost, was $5.4 million more than the carrying value at December 31, 2012 and $4.8 million more than the carrying value at December 31, 2011. Our $56.1 million in securities held to maturity are comprised almost entirely of municipal bonds issued by state and local governments throughout our market area. We have only two municipal bonds with a denomination of $2 million or greater and we have no significant concentration of bond holdings from one government entity, with the single largest exposure to any one entity being $3.6 million. Management evaluated any unrealized losses on individual securities at each year end and determined them to be of a temporary nature and caused by fluctuations in market interest rates, not by concerns about the ability of the issuers to meet their obligations.

At December 31, 2012, 2011, and 2010, net unrealized gains of $3.3 million, $3.9 million, and $2.5 million, respectively, were included in the carrying value of securities classified as available for sale. During the past three years, interest rates have generally declined, which typically increases the value of our investment securities. Management evaluated any unrealized losses on individual securities at each year end and determined them to be of a temporary nature and caused by fluctuations in market interest rates and the overall economic environment, not by concerns about the ability of the issuers to meet their obligations. Net unrealized gains, net of applicable deferred income taxes, of $2.0 million, $2.4 million, and $1.5 million have been reported as part of a separate component of shareholders' equity (accumulated other comprehensive income) as of December 31, 2012, 2011, and 2010, respectively.

The weighted average taxable-equivalent yield for the securities available for sale portfolio was 2.25% at December 31, 2012. The expected weighted average life of the available for sale portfolio using the call date for above-market callable bonds, the maturity date for all other non-mortgage-backed securities, and the expected life for mortgage-backed securities, was 4.5 years.

The weighted average taxable-equivalent yield for the securities held to maturity portfolio was 5.74% at December 31, 2012. The expected weighted average life of the held to maturity portfolio using the call date for above-market callable bonds and the maturity date for all other securities, was 5.8 years.

The following table provides the names of issuers for which the Company has investment securities totaling in excess of 10% of shareholders' equity and the fair value and amortized cost of these investments as of December 31, 2012. All of these securities are issued by government sponsored corporations.

($ in thousands)

Issuer		**Amortized Cost**	**Fair Value**	**% of Shareholders' Equity**
Ginnie Mae	$	83,950	86,353	24.2%
Small Business Administration		55,034	55,710	15.6%
Total	$	138,984	142,063	

Loans

Table 10 provides a summary of the loan portfolio composition of our total loans at each of the past five year ends.

As previously discussed, in our acquisitions of Cooperative Bank and The Bank of Asheville, we entered into loss share agreements with the FDIC, which afford us significant protection from losses on all loans and other real estate acquired in those acquisitions. Because of the loss protection provided by the FDIC, the financial risk of the Cooperative Bank and The Bank of Asheville loans is significantly different from assets not covered under the loss share agreements. Accordingly, we present separately loans subject to the FDIC loss share agreements as "covered loans" and loans that are not subject to the loss share agreements as "non-covered loans." Table 10a presents a breakout of covered and non-covered loans as of December 31, 2012.

The loan portfolio is the largest category of our earning assets and is comprised of commercial loans, real estate mortgage loans, real estate construction loans, and consumer loans. We restrict virtually all of our lending to our 37 county market area, which is located in western, central and eastern North Carolina, five counties in southern Virginia and four counties in northeastern South Carolina. The diversity of the region's economic base has historically provided a stable lending environment.

In 2012, loans outstanding decreased $53.9 million, or 2.2% to $2.38 billion. In 2011, loans outstanding decreased $23.7 million, or 1.0% to $2.43 billion. In 2012, the decline was due to the previously discussed transfer of $68.2 million in loans to a "loans held for sale" category. The decline for 2011 was mainly due to loan payoffs and loan foreclosures exceeding new loan growth as loan demand in most of our market areas was weak.

The majority of our loan portfolio over the years has been real estate mortgage loans, with loans secured by real estate consistently comprising 86% to 90% of our outstanding loan balances. Except for real estate construction, land development and other land loans, the majority of our "real estate" loans are personal and commercial loans where cash flow from the borrower's occupation or business is the primary repayment source, with the real estate pledged providing a secondary repayment source.

Table 10 indicates that the two types of loans that have had the largest variances in the amount outstanding as a percent of total loans have been construction/land development loans and residential mortgage loans. In 2005 we expanded our branch network to what was then the fast-growing southeast coast of North Carolina, which had a high demand for construction and land development loans. In 2008, due to recessionary conditions, particularly in the new housing market, loan demand for these types of loans weakened and we tightened our loan underwriting criteria for these types of loans, which reduced growth. Due to economic conditions, for the past three years we have made very few new acquisition and land development loans, and we expect this trend to continue.

Our concentration of residential mortgage loans increased in 2009 as a result of the Cooperative acquisition, because Cooperative's loan portfolio was heavily concentrated in residential mortgages. Our concentration of residential mortgage loans has increased from 26% in 2008 to 34% in 2012.

In 2011, due to The Bank of Asheville acquisition, our percentage of commercial real estate loans increased slightly as that bank's primary business had been commercial lending.

Table 11 provides a summary of scheduled loan maturities over certain time periods, with fixed rate loans and adjustable rate loans shown separately. Approximately 21% of our accruing loans outstanding at December 31, 2012 mature within one year and 62% of total loans mature within five years. As of December 31, 2012, the percentages of variable rate loans and fixed rate loans as compared to total performing loans were 41% and 59%, respectively. We intentionally make a blend of fixed and variable rate loans so as to reduce interest rate risk.

Nonperforming Assets

Nonperforming assets include nonaccrual loans, troubled debt restructurings, loans past due 90 or more days and still accruing interest, nonperforming loans held for sale, and foreclosed real estate. As a matter of policy we place all loans that are past due 90 or more days on nonaccrual basis, and thus there were no loans at any of the past five year ends that were 90 days past due and still accruing interest.

Nonaccrual loans are loans on which interest income is no longer being recognized or accrued because management has determined that the collection of interest is doubtful. Placing loans on nonaccrual status negatively impacts earnings because (i) interest accrued but unpaid as of the date a loan is placed on nonaccrual status is reversed and deducted from interest income, (ii) future accruals of interest income are not recognized until it becomes probable that both principal and interest will be paid and (iii) principal charged-off, if appropriate, may necessitate additional provisions for loan losses that are charged against earnings. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the originally contracted terms.

Table 12 summarizes our nonperforming assets at the dates indicated. Because of the loss protection provided by the FDIC, we present separately nonperforming assets subject to the loss share agreements as "covered" and nonperforming assets that are not subject to the loss share agreements as "non-covered."

Due largely to the economic downturn that began in late 2007 and continued to worsen over succeeding years, we experienced increases in our non-covered nonperforming assets from 2008 to 2011. Our total nonperforming assets were also significantly impacted by the Cooperative acquisition in 2009.

In the fourth quarter of 2012, we identified approximately $68 million of non-covered higher-risk loans, including both performing and non-performing loans, that we targeted for a sale to a third party investor. Based on an offer to purchase these loans that was received in December 2012, we wrote-down the loans by approximately $38 million to their estimated liquidation value of approximately $30 million and reclassified them as "loans held for sale." Of the $68 million in loans targeted for sale, approximately $38 million had been classified as nonaccrual loans, $11 million had been classified as accruing troubled debt restructurings and the remaining $19 million performing classified loans. The completion of the sale of these loans occurred in January 2013 with sales proceeds of approximately $30 million being received.

Table 12a presents our nonperforming assets at December 31, 2012 by general geographic region and further segregated into "covered" nonperforming assets and "non-covered" nonperforming assets. The majority of our nonperforming assets are located in the Eastern North Carolina region, which has experienced the most severe effects of the recession of any of our regions.

Non-covered nonperforming loans totaled $57.9 million, $85.2 million, and $96.0 million, as of December 31, 2012, 2011, and 2010, respectively. The decline in 2012 was due primarily to the loan sale initiative. Total non-covered nonperforming loans as a percentage of total non-covered loans amounted to 2.76%, 4.12%, and 4.61%, at December 31, 2012, 2011, and 2010, respectively.

Troubled Debt Restructurings (TDRs) are accruing loans where the Company has granted concessions to the borrower as a result of the borrower's financial difficulties. At December 31, 2012, 2011, and 2010, non-covered TDRs amounted to $24.8 million, $11.7 million, and $33.7 million, respectively. As part of a routine regulatory exam that concluded in the third quarter of 2012, we reclassified approximately $30 million of performing loans to TDR status during the second and third quarters of 2012. Other than reclassifying these loans to a nonperforming asset category for disclosure purposes, the reclassifications did not impact our financial statements. Also, in December 2012, the Company transferred approximately $5 million of TDRs to the "nonperforming loans held for sale" category as discussed above. The decline we experienced in 2011 was primarily a result of TDRs that re-defaulted and were placed on nonaccrual status.

We also had $15.5 million, $14.2 million, and $14.4 million, of covered TDRs at December 31, 2012, 2011, and 2010, respectively.

The following is the composition, by loan type, of all of our nonaccrual loans at each period end, as classified for regulatory purposes:

($ in thousands)	At December 31, 2012 (1)	At December 31, 2011 (1)
Commercial, financial, and agricultural	$ 2,946	3,300
Real estate – construction, land development, and other land loans	19,468	48,467
Real estate – mortgage – residential (1-4 family) first mortgages	14,733	24,133
Real estate – mortgage – home equity loans/lines of credit	3,128	7,255
Real estate – mortgage – commercial and other	23,378	28,491
Installment loans to individuals	2,872	3,392
Total nonaccrual loans	$ 66,525	115,038

(1) Includes both covered and non-covered loans.

The following segregates our nonaccrual loans at December 31, 2012 into covered and non-covered loans, as classified for regulatory purposes:

($ in thousands)	Covered Nonaccrual Loans	Non-covered Nonaccrual Loans	Total Nonaccrual Loans
Commercial, financial, and agricultural	$ 212	2,734	2,946
Real estate – construction, land development, and other land loans	11,698	7,770	19,468
Real estate – mortgage – residential (1-4 family) first mortgages	9,691	5,042	14,733
Real estate – mortgage – home equity loans/lines of credit	702	2,426	3,128
Real estate – mortgage – commercial and other	11,127	12,251	23,378
Installment loans to individuals	61	2,811	2,872
Total nonaccrual loans	$ 33,491	33,034	66,525

The following segregates our nonaccrual loans at December 31, 2011 into covered and non-covered loans, as classified for regulatory purposes:

($ in thousands)	Covered Nonaccrual Loans	Non-covered Nonaccrual Loans	Total Nonaccrual Loans
Commercial, financial, and agricultural	$ 469	2,831	3,300
Real estate – construction, land development, and other land loans	21,203	27,264	48,467
Real estate – mortgage – residential (1-4 family) first mortgages	10,134	13,999	24,133
Real estate – mortgage – home equity loans/lines of credit	1,231	6,024	7,255
Real estate – mortgage – commercial and other	8,212	20,279	28,491
Installment loans to individuals	223	3,169	3,392
Total nonaccrual loans	$ 41,472	73,566	115,038

The tables above indicate that covered nonaccrual loans declined from $41.5 million at December 31, 2011 to $33.5 million at December 31, 2012. This decrease was primarily a result of many of the nonaccrual loans at December 31, 2011 being either charged-off or being foreclosed upon in 2012 and their balances being transferred to other real estate during the year.

Non-covered nonaccrual loans decreased from $73.6 million at December 31, 2011 to $33.0 million at December 31, 2012, which was mainly due to the previously discussed transfer of these loans to "loans held for sale" in December 2012.

If the nonaccrual and restructured loans as of December 31, 2012, 2011 and 2010 had been current in accordance with their original terms and had been outstanding throughout the period (or since origination if held for part of the period), gross interest income in the amounts of approximately $7,689,000, $8,724,000 and $8,136,000 for nonaccrual loans and $2,392,000, $1,873,000 and $1,943,000 for restructured loans would have been recorded for 2012, 2011, and 2010, respectively. Interest income on such loans that was actually collected and included in net income in 2012, 2011 and 2010 amounted to approximately $2,824,000, $2,578,000 and $3,195,000 for nonaccrual loans (prior to their being placed on nonaccrual status), and $1,179,000, $1,351,000, and $1,342,000 for restructured loans, respectively. At December 31, 2012 and 2011, we had no commitments to lend additional funds to debtors whose loans were nonperforming.

Management routinely monitors the status of certain large loans that, in management's opinion, have credit weaknesses that could cause them to become nonperforming loans. In addition to the nonperforming loan amounts discussed above, management believes that an estimated $5 million of non-covered loans and $19 million of covered loans that were performing in accordance with their contractual terms at December 31, 2012 have the potential to develop problems depending upon the particular financial situations of the borrowers and economic conditions in general. Management has taken these potential problem loans into consideration when evaluating the adequacy of the allowance for loan losses at December 31, 2012 (see discussion below).

Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been disclosed in the problem loan amounts and the potential problem loan amounts discussed above do not represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results, liquidity, or capital resources, or represent material credits about which management is aware of any information that causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Foreclosed real estate includes primarily foreclosed properties. Non-covered foreclosed real estate amounted to $26.3 million, $37.0 million, and $21.1 million at December 31, 2012, 2011, and 2010, respectively. The decrease in 2012 was due to write-downs of $10.6 million that were recorded in the fourth quarter of 2012. We recorded write-downs on substantially all of our non-covered foreclosed properties in connection with efforts to accelerate the sale of these assets. The $10.6 million in write-downs represented approximately 29% of the total carrying value of the properties.

At December 31, 2012, 2011 and 2010, we also held $47.3 million, $85.3 million, and $94.9 million, respectively, in foreclosed real estate that is subject to loss share agreements with the FDIC. The decreases over the past two years are due to a combination of additional write-downs on foreclosed properties due to falling market prices and the actual sale of the foreclosed properties. During 2012, we sold $60 million of covered foreclosed properties, compared to $37 million in 2011 and $20 million in 2010.

The following table presents the detail of our foreclosed real estate at each of the past two year ends:

	At December 31, 2012 (1)	At December 31, 2011 (1)
Vacant land	$ 48,838	76,341
1-4 family residential properties	15,808	33,724
Commercial real estate	8,929	12,230
Total foreclosed real estate	$ 73,575	122,295

(1) Includes both covered and non-covered real estate.

The following segregates our foreclosed real estate at December 31, 2012 into covered and non-covered:

	Covered Foreclosed Real Estate	Non-covered Foreclosed Real Estate	Total Foreclosed Real Estate
Vacant land	$ 36,742	12,096	48,838
1-4 family residential properties	5,620	10,188	15,808
Commercial real estate	4,928	4,001	8,929
Total foreclosed real estate	$ 47,290	26,285	73,575

The following segregates our foreclosed real estate at December 31, 2011 into covered and non-covered:

	Covered Foreclosed Real Estate	Non-covered Foreclosed Real Estate	Total Foreclosed Real Estate
Vacant land	$ 59,994	16,347	76,341
1-4 family residential properties	17,362	16,362	33,724
Commercial real estate	7,916	4,314	12,230
Total foreclosed real estate	$ 85,272	37,023	122,295

Allowance for Loan Losses and Loan Loss Experience

The allowance for loan losses is created by direct charges to operations (known as a "provision for loan losses" for the period in which the charge is taken). Losses on loans are charged against the allowance in the period in which such loans, in management's opinion, become uncollectible. The recoveries realized during the period are credited to this allowance. We consider our procedures for recording the amount of the allowance for loan losses and the related provision for loan losses to be a critical accounting policy. See the heading "Critical Accounting Policies" above for further discussion.

The factors that influence management's judgment in determining the amount charged to operating expense include past loan loss experience, composition of the loan portfolio, evaluation of probable inherent losses and current economic conditions.

We use a loan analysis and grading program to facilitate our evaluation of probable inherent loan losses and the adequacy of our allowance for loan losses. In this program, credit risk grades are assigned by management and tested by an independent third party consulting firm. The testing program includes an evaluation of a sample of new loans, loans we identify as having potential credit weaknesses, loans past due 90 days or more, loans originated by new loan officers, nonaccrual loans and any other loans identified during previous regulatory and other examinations.

We strive to maintain our loan portfolio in accordance with what management believes are conservative loan underwriting policies that result in loans specifically tailored to the needs of our market areas. Every effort is made to identify and minimize the credit risks associated with such lending strategies. We have no foreign loans, few agricultural loans and do not engage in significant lease financing or highly leveraged transactions. Commercial loans are diversified among a variety of industries. The majority of loans captioned in the tables discussed below as "real estate" loans are personal and commercial loans where real estate provides additional security for the loan. Collateral for virtually all of these loans is located within our principal market area.

The allowance for loan losses amounted to $46.4 million at December 31, 2012 compared to $41.4 million at December 31, 2011, and $49.4 million at December 31, 2010. At December 31, 2012, 2011, and 2010, $4.8 million, $5.8 million, and $11.2 million, respectively, of the allowance for loan losses is attributable to covered loans that have exhibited credit quality deterioration due to lower collateral valuations, while the allowance for loan losses for non-covered loans amounted to $41.6 million, $35.6 million, and $38.3 million, respectively, at those dates. For all periods prior to 2010, the entire allowance for loan losses is attributable to non-covered loans.

The ratio of the allowance for non-covered loan losses to non-covered loans was 1.99%, 1.72%, and 1.84%, as of December 31, 2012, 2011, and 2010, respectively.

Table 13 sets forth the allocation of the allowance for loan losses at the dates indicated. The amount of the unallocated portion of the allowance for loan losses did not vary materially at any of the past three year ends. The allowance for loan losses is available to absorb losses in all categories. Table 13a segregates the allocation of the allowance for loan losses as of December 31, 2012 and 2011 into covered and non-covered categories.

Management considers the allowance for loan losses adequate to cover probable loan losses on the loans outstanding as of each reporting date. It must be emphasized, however, that the determination of the allowance using our procedures and methods rests upon various judgments and assumptions about economic conditions and other factors affecting loans. No assurance can be given that we will not in any particular period sustain loan losses that are sizable in relation to the amount reserved or that subsequent evaluations of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses or future charges to earnings.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and losses on foreclosed real estate. Such agencies may require us to recognize additions to the allowance based on the examiners' judgments about information available to them at the time of their examinations.

For the years indicated, Table 14 summarizes our balances of loans outstanding, average loans outstanding, and a detailed rollforward of the allowance for loan losses.

Table 14a presents a detailed rollforward of the 2012 and 2011 activity for the allowance for loan losses segregated into covered and non-covered activity.

Net loan charge-offs of non-covered loans amounted to $64.0 million in 2012, $31.2 million in 2011, and $32.7 million in 2010. In 2012, we recorded approximately $37.8 million in charge-offs related to the transfer of $68 million in loans to "loans held for sale" in anticipation of their planned sale. The elevated amounts in 2011 and

2010 reflect the impact of deteriorating loan quality that has been caused by the economic downturn. Net non-covered charge-offs as a percentage of average non-covered loans represented 3.02%, 1.52%, and 1.55% during 2012, 2011, and 2010, respectively.

We recorded $10.7 million, $18.1 million, and $9.8 million in charge-offs of covered loans during 2012, 2011, and 2010, respectively, primarily related to collateral dependent nonaccrual loans for which we received updated appraisals that reflected lower valuations.

Deposits and Securities Sold Under Agreements to Repurchase

At December 31, 2012, deposits outstanding amounted to $2.821 billion, an increase of $66 million from the $2.755 billion recorded at December 31, 2011. We experienced significant growth in our noninterest-bearing and interest-bearing checking accounts during 2012. These increases were partially offset by declines in our higher cost time deposits, including brokered time deposits and internet time deposits.

In 2011, deposits increased from $2.653 billion to $2.755 billion, an increase of $102 million, from December 31, 2010. To begin 2011, deposits initially grew by $193 million as a result of the acquisition of The Bank of Asheville in January 2011. For the remainder of the year, our deposit base declined by $90 million as a lack of loan growth allowed us to reduce our reliance on higher cost deposits. Our interest-bearing checking accounts increased approximately $131 million during 2011, with $31 million being assumed in The Bank of Asheville acquisition and another $38 million of the growth resulting from customers shifting their funds from securities sold under agreements to repurchase to a commercial interest bearing checking account (discussed earlier). In 2011, despite the addition of $62 million in time deposits and $43 million in internet deposits from The Bank of Asheville acquisition, we experienced overall net declines in these categories of $73 million and $17 million, respectively, due to our ability to lessen our reliance on these higher cost deposits as a result of weak loan demand and growth in our other lower-cost deposit categories.

The nature of our deposit growth is illustrated in the table on page 52. The following table reflects the mix of our deposits at each of the past three year ends:

	2012	2011	2010
Noninterest-bearing checking accounts	15%	12%	11%
Interest-bearing checking accounts	18%	15%	11%
Money market deposits	19%	19%	19%
Savings deposits	6%	5%	6%
Brokered deposits	5%	6%	5%
Internet deposits	0%	1%	2%
Time deposits > $100,000 - retail	19%	21%	23%
Time deposits < $100,000 - retail	18%	21%	23%
Total deposits	100%	100%	100%
Securities sold under agreements to repurchase as a percent of total deposits	-	1%	2%

Our deposit mix has gradually shifted over the past few years to a heavier concentration in transaction accounts and less concentration in time deposits. The percentages for retail time deposits have declined because of a combination of 1) customers shifting their matured time deposits into checking accounts because of a steadily shrinking gap between the interest rates that the two products pay and 2) because of high levels of liquidity, we have chosen not to match certain promotional time deposit interest rates being offered by local competitors.

We routinely engage in activities designed to grow and retain deposits, such as (1) emphasizing relationship banking to new and existing customers, where borrowers are encouraged and normally expected to maintain deposit accounts with us, (2) pricing deposits at rate levels that will attract and/or retain deposits, and (3) continually working to identify and introduce new products that will attract customers or enhance our appeal as a primary provider of financial services.

Table 15 presents the average amounts of our deposits and the average yield paid for those deposits for the years ended December 31, 2012, 2011, and 2010.

As of December 31, 2012, we held approximately $664.3 million in time deposits of $100,000 or more. Table 16 is a maturity schedule of time deposits of $100,000 or more as of December 31, 2012. This table shows that 70% of our time deposits greater than $100,000 mature within one year.

At each of the past three year ends, we have no deposits issued through foreign offices, nor do we believe that we held any deposits by foreign depositors.

Borrowings

We had borrowings outstanding of $46.4 million at December 31, 2012, compared to $133.9 million at December 31, 2011 and $196.9 million at December 31, 2010. Borrowings decreased from 2010 to 2012 because we paid off borrowings with excess liquidity that resulted from overall declines in loans and growth in deposits. Most significantly, in the fourth quarter of 2012, we paid off $65 million of FHLB borrowings prior to their maturity dates, which resulted in a prepayment penalty of approximately $0.5 million. Table 2 shows that average borrowings were $120 million in 2012, compared to $122.7 million in 2011 and $79.8 million in 2010.

At December 31, 2012, the Company had three sources of readily available borrowing capacity – 1) an approximately $372 million line of credit with the FHLB, of which none was outstanding at December 31, 2012, and $88 million was outstanding at December 31, 2011, 2) a $50 million overnight federal funds line of credit with a correspondent bank, of which none was outstanding at December 31, 2012 or 2011, and 3) an approximately $88 million line of credit through the Federal Reserve Bank of Richmond's (FRB) discount window, of which none was outstanding at December 31, 2012 or 2011.

Our line of credit with the FHLB can be structured as either short-term or long-term borrowings, depending on the particular funding or liquidity need, and is secured by our FHLB stock and a blanket lien on most of our real estate loan portfolio. For the year ended December 31, 2012, the average amount of FHLB borrowings outstanding was approximately $73 million with a weighted average interest rate for the year of 1.07%. The maximum amount of short-term FHLB borrowings outstanding at any month-end during 2012 was $88 million.

In addition to any outstanding borrowings from the FHLB that reduce the available borrowing capacity of the line of credit, our borrowing capacity was further reduced by $143 million and $203 million at December 31, 2012 and 2011, respectively, as a result of our pledging letters of credit backed by the FHLB for public deposits at each of those dates.

Our correspondent bank relationship allows us to purchase up to $50 million in federal funds on an overnight, unsecured basis (federal funds purchased). We had no borrowings under this line at December 31, 2012 or 2011. There were no federal funds purchased outstanding at any month-end during 2012.

We also have a line of credit with the FRB discount window. This line is secured by a blanket lien on a portion of our commercial and consumer loan portfolio (excluding real estate loans). Based on the collateral that we owned as of December 31, 2012, the available line of credit was approximately $88 million. At December 31, 2012 and 2011, we had no borrowings outstanding under this line. There were no FRB borrowings outstanding at any month-end during 2012.

In addition to the lines of credit described above, in which we had $0 and $88 million outstanding as of December 31, 2012, and 2011, respectively, we also had a total of $46.4 million in trust preferred security debt outstanding at December 31, 2012 and 2011. We have initiated three trust preferred security issuances since 2002 totaling $67.0 million, with one of those issuances for $20.6 million being redeemed in 2007. These borrowings each have 30 year final maturities and were structured in a manner that allows them to qualify as capital for regulatory capital adequacy requirements. We may call these debt securities at par on any quarterly interest payment date five years after their issue date. We issued $20.6 million of this debt on October 29, 2002 (which we called in 2007), an additional $20.6 million on December 19, 2003, and $25.8 million on April 13, 2006. The interest rate on these debt securities adjusts on a quarterly basis at a rate of three-month LIBOR plus 2.70% for the securities issued in 2003, and three-month LIBOR plus 1.39% for the securities issued in 2006.

Liquidity, Commitments, and Contingencies

Our liquidity is determined by our ability to convert assets to cash or to acquire alternative sources of funds to meet the needs of our customers who are withdrawing or borrowing funds, and our ability to maintain required reserve levels, pay expenses and operate the Company on an ongoing basis. Our primary liquidity sources are net income from operations, cash and due from banks, federal funds sold and other short-term investments. Our securities portfolio is comprised almost entirely of readily marketable securities which could also be sold to provide cash.

As noted above, in addition to internally generated liquidity sources, we currently (March 2013) have the ability to obtain borrowings from the following three sources – 1) an approximately $372 million line of credit with the FHLB, 2) a $50 million overnight federal funds line of credit with a correspondent bank, and 3) an approximately $88 million line of credit through the FRB's discount window.

Our overall liquidity increased during 2012 compared to 2011, as a result of growth in our deposits. As a result, our liquid assets (cash and securities) as a percentage of our total deposits and borrowings increased from 15.7% at December 31, 2011 to 16.2% at December 31, 2012.

We continue to believe our liquidity sources, including unused lines of credit, are at an acceptable level and remain adequate to meet our operating needs in the foreseeable future. We will continue to monitor our liquidity position carefully and will explore and implement strategies to increase liquidity if deemed appropriate.

In the normal course of business we have various outstanding contractual obligations that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit, that may or may not require future cash outflows.

Table 18 reflects our contractual obligations and other commercial commitments outstanding as of December 31, 2012. All of our borrowings at December 31, 2012 consisted of trust preferred securities.

In the normal course of business there are various outstanding commitments and contingent liabilities such as commitments to extend credit, which are not reflected in the financial statements. The following table presents a summary of our outstanding loan commitments as of December 31, 2012:

($ in millions)

Type of Commitment	Fixed Rate	Variable Rate	Total
Outstanding closed-end loan commitments	$ 66	258	324
Unfunded commitments on revolving lines of credit, credit cards and home equity loans	33	184	217
Total	$ 99	442	541

At December 31, 2012 and 2011, we also had $12.8 and $7.1 million, respectively, in standby letters of credit outstanding. We had no carrying amount for these standby letters of credit at either of those dates. The nature of the standby letters of credit is that of a guarantee made on behalf of our customers to suppliers of the customers to guarantee payments owed to the supplier by the customer. The standby letters of credit are generally for terms of one year, at which time they may be renewed for another year if both parties agree. The payment of the guarantees would generally be triggered by a continued nonpayment of an obligation owed by the customer to the supplier. The maximum potential amount of future payments (undiscounted) we could be required to make under the guarantees in the event of nonperformance by the parties to whom credit or financial guarantees have been extended is represented by the contractual amount of the financial instruments discussed above. In the event that we are required to honor a standby letter of credit, a note, already executed by the customer, becomes effective providing repayment terms and any collateral. Over the past two years, we have had to honor only a few standby letters of credit, which involved insignificant amounts of funds and have been or are being repaid by the borrower without any loss to us. We expect any draws under existing commitments to be funded through normal operations.

It has been our experience that deposit withdrawals are generally replaced with new deposits, thus not requiring any net cash outflow. Based on that assumption, management believes that it can meet its contractual cash obligations and existing commitments from normal operations.

We are not involved in any legal proceedings that, in management's opinion, could have a material effect on the consolidated financial position of the Company.

Capital Resources and Shareholders' Equity

Shareholders' equity at December 31, 2012 amounted to $356.1 million compared to $345.2 million at December 31, 2011. The two basic components that typically have the largest impact on our shareholders' equity are net income (loss), which increases (decreases) shareholders' equity, and dividends declared, which decreases shareholders' equity. Additionally, any stock issuances can significantly increase shareholders' equity.

In 2012, the most significant factors that impacted our equity were 1) the $23.4 million net loss reported for 2012, which reduced equity, 2) a $33.7 million capital raise comprised of a combination of preferred and common stock (see Note 19 to our consolidated financial statements), which increased equity, 3) an $8.5 adjustment related to the freezing of our two pension plans (see Note 12), which increased equity, 4) common stock dividends declared of $5.6 million, which reduced equity, and 5) preferred stock dividends declared of $2.8 million, which reduced equity. See the Consolidated Statements of Shareholders' Equity within the consolidated financial statements for disclosure of other less significant items affecting shareholders' equity.

In 2011, the most significant factors that impacted our equity were the redemption of $65.0 million of our Series A Preferred Stock issued under the U.S. Treasury's Capital Purchase Program (also known as TARP) and the simultaneous issuance of $63.5 million of Series B Preferred Stock under the Treasury's Small Business Lending Fund (SBLF). Net income of $13.6 million for 2011 increased equity, while common stock dividends declared of $5.4 million and preferred stock dividends declared of $3.2 million reduced equity. We also recorded accretion of the discount on preferred stock of $2.9 million due to the redemption of the Series A Preferred Stock. (See Note 19 to the consolidated financial statements for further information on these transactions.) Another significant factor negatively impacting equity in 2011 was a $4.5 million increase in accumulated other comprehensive loss that was caused by an increase in our pension liability. The increase in the pension liability was primarily due to the impact of lower interest rates on the actuarial calculations involved in determining the liability. Our policy is to use the Citigroup Pension Index yield curve in the computation of the pension liability. At December 31, 2011, that index had a weighted average rate of 4.39%, which was a decline from the rate of 5.59% at December 31, 2010. See the Consolidated Statements of Shareholders' Equity within the consolidated financial statements for disclosure of other less significant items affecting shareholders' equity.

In 2010, the most significant factors that impacted our equity were net income of $10.0 million, which increased equity, and common stock dividends declared of $5.4 million and preferred stock dividends declared of $3.3 million, which reduced equity. See the Consolidated Statements of Shareholders' Equity within the consolidated financial statements for disclosure of other less significant items affecting shareholders' equity.

We are not aware of any recommendations of regulatory authorities or otherwise which, if they were to be implemented, would have a material effect on our liquidity, capital resources, or operations.

The Company and the Bank must comply with regulatory capital requirements established by the FRB and the FDIC. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. These capital standards require the Company and the Bank to maintain minimum ratios of "Tier 1" capital to total risk-weighted assets ("Tier I Capital Ratio") and total capital to risk-weighted assets ("Total Capital Ratio") of 4.00% and 8.00%, respectively. Tier 1 capital is comprised of total shareholders' equity, excluding unrealized gains or losses from the securities available for sale, less intangible assets, and total capital is comprised of Tier 1 capital plus certain adjustments, the largest of which for the Company and the Bank is the allowance for loan losses. Risk-weighted assets refer to the on- and off-balance sheet exposures of the Company and the Bank, adjusted for their related risk levels using formulas set forth in FRB and FDIC regulations.

In addition to the risk-based capital requirements described above, the Company and the Bank are subject to a leverage capital requirement, which calls for a minimum ratio of Tier 1 capital (as defined above) to quarterly average total assets ("Leverage Ratio) of 3.00% to 5.00%, depending upon the institution's composite ratings as determined by its regulators. The FRB has not advised us of any requirement specifically applicable to the Company.

Table 21 presents our regulatory capital ratios as of December 31, 2012, 2011, and 2010. All of our capital ratios have significantly exceeded the minimum regulatory thresholds for all periods covered by this report.

In addition to the minimum capital requirements described above, the regulatory framework for prompt corrective action also contains specific capital guidelines for a bank's classification as "well capitalized." The specific guidelines are as follows – Tier I Capital Ratio of at least 6.00%, Total Capital Ratio of at least 10.00%, and a Leverage Ratio of at least 5.00%. If a bank falls below "well capitalized" status in any of these three ratios, it must ask for FDIC permission to originate or renew brokered deposits. The Bank's regulatory ratios exceeded the threshold for "well-capitalized" status at December 31, 2012, 2011, and 2010 – see Note 16 to the consolidated financial statements for a table that presents the Bank's regulatory ratios.

In addition to shareholders' equity, we have supplemented our capital in past years with trust preferred security debt issuances, which because of their structure qualify as regulatory capital. This was necessary in past years because our balance sheet growth outpaced the growth rate of our capital. Additionally, we have frequently purchased bank branches over the years that resulted in our recording intangible assets, which negatively impacted regulatory capital ratios. As discussed in "Borrowings" above, we have issued a total of $67.0 million in trust preferred securities since 2002, with the most recent issuance being a $25.8 million issuance that occurred in April 2006. We currently have $46.4 million in trust preferred securities outstanding.

In this economic environment, our goal is to maintain our capital ratios at levels at least 200 basis points higher than the "well-capitalized" thresholds set for banks. At December 31, 2012, our total risk-based capital ratio was 16.67% compared to the 10.00% "well-capitalized" threshold.

In addition to regulatory capital ratios, we also closely monitor our ratio of tangible common equity to tangible assets ("TCE Ratio"). Our TCE ratio was 6.81% at December 31, 2012 compared to 6.58% at December 31, 2011.

See "Supervision and Regulation" under "Business" above and Note 16 to the consolidated financial statements for discussion of other matters that may affect our capital resources.

Off-Balance Sheet Arrangements and Derivative Financial Instruments

Off-balance sheet arrangements include transactions, agreements, or other contractual arrangements pursuant to which we have obligations or provide guarantees on behalf of an unconsolidated entity. We have no off-balance sheet arrangements of this kind other than letters of credit and repayment guarantees associated with our trust preferred securities.

Derivative financial instruments include futures, forwards, interest rate swaps, options contracts, and other financial instruments with similar characteristics. We have not engaged in derivatives activities through December 31, 2012 and have no current plans to do so.

Return on Assets and Equity

Table 20 shows return on average assets (net income available to common shareholders divided by average total assets), return on average common equity (net income available to common shareholders divided by average common shareholders' equity), dividend payout ratio (dividends per share divided by net income per common share) and shareholders' equity to assets ratio (average total shareholders' equity divided by average total assets) for each of the years in the three-year period ended December 31, 2012.

Interest Rate Risk (Including Quantitative and Qualitative Disclosures About Market Risk – Item 7A.)

Net interest income is our most significant component of earnings. Notwithstanding changes in volumes of loans and deposits, our level of net interest income is continually at risk due to the effect that changes in general market interest rate trends have on interest yields earned and paid with respect to our various categories of earning assets and interest-bearing liabilities. It is our policy to maintain portfolios of earning assets and interest-bearing liabilities with maturities and repricing opportunities that will afford protection, to the extent practical, against wide interest rate fluctuations. Our exposure to interest rate risk is analyzed on a regular basis by management using standard GAP reports, maturity reports, and an asset/liability software model that simulates future levels of interest income and expense based on current interest rates, expected future interest rates, and various intervals of "shock" interest rates. Over the years, we have been able to maintain a fairly consistent yield on average earning assets (net interest margin). Over the past five calendar years, our net interest margin has ranged from a low of 3.74% (realized in 2008) to a high of 4.78% (realized in 2012). During that five year period, the prime rate of interest has ranged from a low of 3.25% (which was the rate as of December 31, 2012) to a high of 7.25% (2008). The consistency of the net interest margin is aided by the relatively low level of long-term interest rate exposure that we maintain. At December 31, 2012, approximately 76% of our interest-earning assets are subject to repricing within five years (because they are either adjustable rate assets or they are fixed rate assets that mature) and substantially all of our interest-bearing liabilities reprice within five years.

Table 17 sets forth our interest rate sensitivity analysis as of December 31, 2012, using stated maturities for all fixed rate instruments except mortgage-backed securities (which are allocated in the periods of their expected payback) and securities and borrowings with call features that are expected to be called (which are shown in the period of their expected call). As illustrated by this table, at December 31, 2012, we had $759 million more in interest-bearing liabilities that are subject to interest rate changes within one year than earning assets. This generally would indicate that net interest income would experience downward pressure in a rising interest rate environment and would benefit from a declining interest rate environment. However, this method of analyzing interest sensitivity only measures the magnitude of the timing differences and does not address earnings, market value, or management actions. Also, interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. In addition to the effects of "when" various rate-sensitive products reprice, market rate changes may not result in uniform changes in rates among all products. For example, included in interest-bearing liabilities subject to interest rate changes within one year at December 31, 2012 are deposits totaling $1.23 billion comprised of checking, savings, and certain types of money market deposits with interest rates set by management. These types of deposits historically have not repriced with, or in the same proportion, as general market indicators.

Overall we believe that in the near term (twelve months), net interest income will not likely experience significant downward pressure from rising interest rates. Similarly, we would not expect a significant increase in near term net interest income from falling interest rates. Generally, when rates change, our interest-sensitive assets that are subject to adjustment reprice immediately at the full amount of the change, while our interest-sensitive liabilities that are subject to adjustment reprice at a lag to the rate change and typically not to the full extent of the rate change. In the short-term (less than six months), this results in us being asset-sensitive, meaning that our net interest income benefits from an increase in interest rates and is negatively impacted by a decrease in interest rates. However, in the twelve-month horizon, the impact of having a higher level of interest-sensitive liabilities lessens the short-term effects of changes in interest rates.

The general discussion in the foregoing paragraph applies most directly in a "normal" interest rate environment in which longer term maturity instruments carry higher interest rates than short term maturity instruments, and is less applicable in periods in which there is a "flat" interest rate curve. A "flat yield curve" means that short-term interest rates are substantially the same as long-term interest rates. Due to the prolonged negative economic environment, the Federal Reserve has taken steps to suppress long-term interest rates in an effort to boost the housing market, increase employment, and stimulate the economy. In the marketplace, longer-term interest rates have decreased, while short-term rates have remained relatively stable. For example, from December 31, 2011 to December 31, 2012, the interest rate on three-month treasury bills rose by 4 basis points, but the interest rate for seven-year treasury notes decreased by 24 basis points. This has resulted in a "flattening" of the yield curve and is an unfavorable interest rate environment for many banks, including the Company, as short-term interest rates generally drive our deposit pricing and longer-term interest rates generally drive loan pricing. When these rates converge, the profit spread we realize between loan yields and deposit rates narrows, which reduces our net interest margin.

The Federal Reserve has made no changes to interest rates it sets directly since 2008, and since that time we have been able to reprice many of our maturing time deposits at lower interest rates. We were also able to generally decrease the rates we paid on other categories of deposits as a result of declining short-term interest rates in the marketplace and an increase in liquidity that lessened our need to offer premium interest rates. However, as short-term rates are already near zero, we will be unlikely to continue the trend of reducing our funding costs. We also continue to experience downward pressure on our loan yields due to the interest rate environment described above and competitive pressures.

As previously discussed in the section "Net Interest Income," our net interest income was impacted by certain purchase accounting adjustments related primarily to our acquisitions of Cooperative Bank and The Bank of Asheville. The purchase accounting adjustments related to the premium amortization on loans, deposits and borrowings are based on amortization schedules and are thus systematic and predictable. The accretion of the loan discount on loans acquired from Cooperative Bank and The Bank of Asheville, which amounted to $16.5 million and $11.6 million for 2012 and 2011, respectively, is less predictable and could be materially different among periods. This is because of the magnitude of the discounts that were initially recorded ($280 million in total) and the fact that the accretion being recorded is dependent on both the credit quality of the acquired loans and the impact of any accelerated loan repayments, including payoffs. If the credit quality of the loans declines, some, or all, of the remaining discount will cease to be accreted into income. If the underlying loans experience accelerated paydowns or improved performance expectations, the remaining discount will be accreted into income on an accelerated basis. In the event of total payoff , the remaining discount will be entirely accreted into income in the period of the payoff. Each of these factors is difficult to predict and susceptible to volatility.

Based on our most recent interest rate modeling, which assumes no changes in interest rates for 2013 (federal funds rate = 0.25%, prime = 3.25%), we project that our net interest margin for 2013 will experience some compression. We expect loan yields to continue to trend downwards, while many of our deposit products already have interest rates near zero.

We have no market risk sensitive instruments held for trading purposes, nor do we maintain any foreign currency positions. Table 19 presents the expected maturities of our other than trading market risk sensitive financial instruments. Table 19 also presents the estimated fair values of market risk sensitive instruments as estimated in accordance with relevant accounting guidance. Our assets and liabilities have estimated fair values that do not materially differ from their carrying amounts.

See additional discussion regarding net interest income, as well as discussion of the changes in the annual net interest margin, in the section entitled "Net Interest Income" above.

Inflation

Because the assets and liabilities of a bank are primarily monetary in nature (payable in fixed determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same. The effect of inflation on banks is normally not as significant as its influence on those businesses that have large investments in plant and inventories. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above average growth in assets, loans and deposits. Also, general increases in the price of goods and services will result in increased operating expenses.

Current Accounting Matters

We prepare our consolidated financial statements and related disclosures in conformity with standards established by, among others, the Financial Accounting Standards Board (the "FASB"). Because the information needed by users of financial reports is dynamic, the FASB frequently issues new rules and proposes new rules for companies to apply in reporting their activities. See Note 1(u) to our consolidated financial statements for a discussion of recent rule proposals and changes.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The information responsive to this Item is found in Item 7 under the caption "Interest Rate Risk."

Table 1 Selected Consolidated Financial Data

($ in thousands, except per share and nonfinancial data)	Year Ended December 31, 2012	2011	2010	2009	2008
Income Statement Data					
Interest income	**$ 152,520**	155,768	159,261	155,991	147,862
Interest expense	**17,320**	23,565	31,907	48,895	61,303
Net interest income	**135,200**	132,203	127,354	107,096	86,559
Provision for loan losses	**79,672**	41,301	54,562	20,186	9,880
Net interest income after provision	**55,528**	90,902	72,792	86,910	76,679
Noninterest income	**1,389**	26,216	29,106	89,518	20,657
Noninterest expense	**97,275**	96,106	86,956	78,551	62,211
Income (loss) before income taxes	**(40,358)**	21,012	14,942	97,877	35,125
Income taxes (benefit)	**(16,952)**	7,370	4,960	37,618	13,120
Net income (loss)	**(23,406)**	13,642	9,982	60,259	22,005
Preferred stock dividends	**(2,809)**	(3,234)	(3,250)	(3,169)	—
Accretion of preferred stock discount	—	(2,932)	(857)	(803)	—
Net income (loss) available to common shareholders	**(26,215)**	7,476	5,875	56,287	22,005
Earnings (loss) per common share – basic	**(1.54)**	0.44	0.35	3.38	1.38
Earnings (loss) per common share – diluted	**(1.54)**	0.44	0.35	3.37	1.37
Per Share Data (Common)					
Cash dividends declared - common	**$ 0.32**	0.32	0.32	0.32	0.76
Market Price					
High	**13.40**	16.89	16.90	19.00	20.86
Low	**7.68**	8.05	12.00	6.87	11.25
Close	**12.82**	11.15	15.31	13.97	18.35
Stated book value – common	**14.51**	16.66	16.64	16.59	13.27
Tangible book value – common	**11.00**	12.53	12.45	12.35	9.18
Selected Balance Sheet Data (at year end)					
Total assets	**$ 3,244,910**	3,290,474	3,278,932	3,545,356	2,750,567
Loans – non-covered	**2,094,143**	2,069,152	2,083,004	2,132,843	2,211,315
Loans – covered	**282,314**	361,234	371,128	520,022	—
Total loans	**2,376,457**	2,430,386	2,454,132	2,652,865	2,211,315
Allowance for loan losses	**46,402**	41,418	49,430	37,343	29,256
Intangible assets	**68,943**	69,732	70,358	70,948	67,780
Deposits	**2,821,360**	2,755,037	2,652,513	2,933,108	2,074,791
Borrowings	**46,394**	133,925	196,870	176,811	367,275
Total shareholders' equity	**356,117**	345,150	344,603	342,383	219,868
Selected Average Balances					
Assets	**$ 3,311,289**	3,315,045	3,326,977	3,097,137	2,484,296
Loans – non-covered	**2,114,489**	2,051,677	2,104,677	2,176,153	2,117,028
Loans – covered	**322,508**	410,318	449,724	298,892	—
Total loans	**2,436,997**	2,461,995	2,554,401	2,475,045	2,117,028
Earning assets	**2,857,541**	2,834,938	2,927,815	2,833,167	2,329,025
Deposits	**2,809,357**	2,758,022	2,807,161	2,549,709	1,985,332
Interest-bearing liabilities	**2,553,175**	2,606,450	2,655,195	2,497,304	2,019,256
Shareholders' equity	**345,981**	353,588	350,908	313,173	210,810
Ratios					
Return on average assets	**(0.79%)**	0.23%	0.18%	1.82%	0.89%
Return on average common equity	**(9.29%)**	2.59%	2.05%	22.55%	10.44%
Net interest margin (taxable-equivalent basis)	**4.78%**	4.72%	4.39%	3.81%	3.74%
Tangible common equity to tangible assets	**6.81%**	6.58%	6.52%	5.94%	5.67%
Loans to deposits at year end	**84.23%**	88.22%	92.52%	90.45%	106.58%
Allowance for loan losses to total loans	**1.95%**	1.70%	2.01%	1.41%	1.32%
Allowance for loan losses to total loans - non-covered	**1.99%**	1.72%	1.84%	1.75%	1.32%
Nonperforming assets to total assets at year end	**6.24%**	8.00%	8.69%	7.27%	1.29%
Nonperforming assets to total assets - non-covered	**3.64%**	4.30%	4.16%	3.10%	1.29%
Net charge-offs to average total loans	**3.06%**	2.00%	1.66%	0.49%	0.24%
Net charge-offs to average total loans - non-covered	**3.02%**	1.52%	1.55%	0.56%	0.24%
Nonfinancial Data – number of branches	**97**	97	92	91	74
Nonfinancial Data – number of employees (FTEs)	**831**	830	774	764	650

Table 2 Average Balances and Net Interest Income Analysis

	Year Ended December 31,								
	2012			2011			2010		
($ in thousands)	**Average Volume**	**Avg. Rate**	**Interest Earned or Paid**	Average Volume	Avg. Rate	Interest Earned or Paid	Average Volume	Avg. Rate	Interest Earned or Paid
Assets									
Loans (1) (2)	**$2,436,997**	**5.97%**	**$145,554**	$2,461,995	6.00%	$147,652	$2,554,401	5.92%	$151,292
Taxable securities	**161,064**	**2.70%**	**4,352**	175,666	3.23%	5,680	160,711	3.58%	5,750
Non-taxable securities (3)	**56,625**	**6.15%**	**3,485**	57,478	6.19%	3,556	46,807	6.30%	2,949
Short-term investments, primarily overnight funds	**202,855**	**0.32%**	**656**	139,799	0.31%	436	165,896	0.35%	586
Total interest-earning assets	**2,857,541**	**5.39%**	**154,047**	2,834,938	5.55%	157,324	2,927,815	5.48%	160,577
Cash and due from banks	**64,241**			72,628			59,236		
Bank premises and equipment, net	**73,240**			68,930			56,534		
Other assets	**316,267**			338,549			283,392		
Total assets	**$3,311,289**			$3,315,045			$3,326,977		
Liabilities and Equity									
Interest-bearing checking accounts	**$ 461,380**	**0.16%**	**$ 736**	$ 355,979	0.22%	$ 776	$ 349,501	0.24%	$ 834
Money market accounts	**536,680**	**0.34%**	**1,804**	508,209	0.53%	2,705	508,250	0.84%	4,267
Savings accounts	**158,014**	**0.19%**	**296**	152,256	0.48%	731	156,483	0.81%	1,262
Time deposits >$100,000	**725,473**	**1.12%**	**8,132**	771,165	1.31%	10,103	786,257	1.57%	12,374
Other time deposits	**550,420**	**0.82%**	**4,486**	641,078	1.10%	7,036	717,416	1.56%	11,193
Total interest-bearing deposits	**2,431,967**	**0.64%**	**15,454**	2,428,687	0.88%	21,351	2,517,907	1.19%	29,930
Securities sold under agreements to repurchase	**1,667**	**0.24%**	**4**	55,020	0.33%	184	57,443	0.52%	298
Borrowings	**119,541**	**1.56%**	**1,862**	122,743	1.65%	2,030	79,845	2.10%	1,679
Total interest-bearing liabilities	**2,553,175**	**0.68%**	**17,320**	2,606,450	0.90%	23,565	2,655,195	1.20%	31,907
Noninterest-bearing checking accounts	**377,390**			329,335			289,254		
Other liabilities	**34,743**			25,672			31,620		
Shareholders' equity	**345,981**			353,588			350,908		
Total liabilities and shareholders' equity	**$3,311,289**			$3,315,045			$3,326,977		
Net yield on interest-earning assets and net interest income		**4.78%**	**$136,727**		4.72%	$133,759		4.39%	$128,670
Interest rate spread		**4.71%**			4.65%			4.28%	
Average prime rate		**3.25%**			3.25%			3.25%	

(1) Average loans include nonaccruing loans, the effect of which is to lower the average rate shown. Interest earned includes recognized net loan fees (costs) in the amounts of $111,400, ($101,500), and $35,000 for 2012, 2011, and 2010, respectively.

(2) Includes accretion of discount on covered loans of $16,466,000, $11,598,000, and $7,607,000 in 2012, 2011, and 2010, respectively.

(3) Includes tax-equivalent adjustments of $1,527,000, $1,556,000, and $1,316,000 in 2012, 2011, and 2010, respectively, to reflect the federal and state tax benefit of the tax-exempt securities (using a 39% combined tax rate), reduced by the related nondeductible portion of interest expense.

Table 3 Volume and Rate Variance Analysis

($ in thousands)	Year Ended December 31, 2012 Change Attributable to Changes in Volumes	Changes in Rates	Total Increase (Decrease)	Year Ended December 31, 2011 Change Attributable to Changes in Volumes	Changes in Rates	Total Increase (Decrease)
Interest income (tax-equivalent):						
Loans	**$ (1,496)**	**(602)**	**(2,098)**	(5,507)	1,867	(3,640)
Taxable securities	**(433)**	**(895)**	**(1,328)**	509	(579)	(70)
Non-taxable securities	**(53)**	**(18)**	**(71)**	666	(59)	607
Short-term investments, primarily overnight funds	**200**	**20**	**220**	(87)	(63)	(150)
Total interest income	**(1,782)**	**(1,495)**	**(3,277)**	(4,419)	1,166	(3,253)
Interest expense:						
Interest-bearing checking accounts	**199**	**(239)**	**(40)**	15	(73)	(58)
Money market accounts	**124**	**(1,025)**	**(901)**	-	(1,562)	(1,562)
Savings accounts	**19**	**(454)**	**(435)**	(27)	(504)	(531)
Time deposits >$100,000	**(555)**	**(1,416)**	**(1,971)**	(218)	(2,053)	(2,271)
Other time deposits	**(867)**	**(1,683)**	**(2,550)**	(1,014)	(3,143)	(4,157)
Total interest-bearing deposits	**(1,080)**	**(4,817)**	**(5,897)**	(1,244)	(7,335)	(8,579)
Securities sold under agreements to repurchase	**(153)**	**(27)**	**(180)**	(10)	(104)	(114)
Borrowings	**(51)**	**(117)**	**(168)**	806	(455)	351
Total interest expense	**(1,284)**	**(4,961)**	**(6,245)**	(448)	(7,894)	(8,342)
Net interest income (tax-equivalent)	**$ (498)**	**3,466**	**2,968**	(3,971)	9,060	5,089

Changes attributable to both volume and rate are allocated equally between rate and volume variances.

Table 4 Noninterest Income

($ in thousands)	Year Ended December 31, 2012	2011	2010
Service charges on deposit accounts	**$ 11,865**	11,981	12,335
Other service charges, commissions, and fees	**8,831**	8,067	6,507
Fees from presold mortgages	**2,378**	1,609	1,813
Commissions from sales of insurance and financial products	**1,832**	1,512	1,476
Bank owned life insurance income	**591**	45	47
Total core noninterest income	**25,497**	23,214	22,178
Gain from acquisition	**—**	10,196	—
Foreclosed property losses and write-downs – non-covered	**(15,325)**	(3,355)	(984)
Foreclosed property losses and write-downs – covered	**(13,035)**	(24,492)	(34,527)
FDIC Indemnification asset income, net	**4,077**	20,481	41,808
Securities gains (losses), net	**638**	74	26
Other gains (losses), net	**(463)**	98	605
Total	**$ 1,389**	26,216	29,106

Table 5 Noninterest Expenses

($ in thousands)	Year Ended December 31, 2012	2011	2010
Salaries	$ **41,336**	39,822	35,076
Employee benefits	**12,007**	11,616	10,214
Total personnel expense	**53,343**	51,438	45,290
Occupancy expense	**6,954**	6,574	6,799
Equipment related expenses	**4,800**	4,326	4,327
Amortization of intangible assets	**897**	902	874
Acquisition expenses	**-**	636	—
FDIC insurance expense	**2,678**	3,008	4,387
Stationery and supplies	**2,240**	2,867	2,563
Telephone	**1,683**	2,127	2,053
Repossession and collection expenses – non-covered	**3,107**	3,492	2,138
Repossession and collection expenses – covered, net of FDIC reimbursement and rental income	**1,642**	1,968	2,617
Non-credit losses	**1,571**	1,276	489
Other operating expenses	**18,360**	17,492	15,419
Total	$ **97,275**	96,106	86,956

Table 6 Income Taxes

($ in thousands)	2012	2011	2010
Current - Federal	$ **(8,401)**	9,204	25,353
- State	**(43)**	2,094	3,807
Deferred - Federal	**(5,914)**	(3,234)	(21,092)
- State	**(2,594)**	(694)	(3,108)
Total tax expense (benefit)	$ **(16,952)**	7,370	4,960
Effective tax rate	**42.0%**	35.1%	33.2%

Table 7 Distribution of Assets and Liabilities

	As of December 31,		
	2012	2011	2010
Assets			
Interest-earning assets			
Net loans	**72%**	73%	73%
Securities available for sale	**5**	6	5
Securities held to maturity	**2**	2	2
Short term investments	**5**	4	5
Total interest-earning assets	**84**	85	85
Noninterest-earning assets			
Cash and due from banks	**3**	2	2
Loans held for sale	**1**	–	–
Premises and equipment	**2**	2	2
FDIC indemnification asset	**3**	4	4
Intangible assets	**2**	2	2
Foreclosed real estate	**2**	4	4
Bank-owned life insurance	**1**	–	–
Other assets	**2**	1	1
Total assets	**100%**	100%	100%
Liabilities and shareholders' equity			
Noninterest-bearing checking accounts	**13%**	10%	9%
Interest-bearing checking accounts	**16**	13	9
Money market accounts	**17**	16	15
Savings accounts	**5**	4	5
Time deposits of $100,000 or more	**20**	23	23
Other time deposits	**16**	18	20
Total deposits	**87**	84	81
Securities sold under agreements to repurchase	**–**	1	2
Borrowings	**1**	4	6
Accrued expenses and other liabilities	**1**	1	1
Total liabilities	**89**	90	90
Shareholders' equity	**11**	10	10
Total liabilities and shareholders' equity	**100%**	100%	100%

Table 8 Securities Portfolio Composition

	As of December 31,		
($ in thousands)	**2012**	2011	2010
Securities available for sale:			
Government-sponsored enterprise securities	**$ 11,596**	34,665	43,273
Mortgage-backed securities	**146,926**	124,105	107,460
Corporate bonds	**3,813**	12,488	15,330
Equity securities	**5,017**	11,368	15,119
Total securities available for sale	**167,352**	182,626	181,182
Securities held to maturity:			
State and local governments	**56,064**	57,988	54,011
Other	**-**	-	7
Total securities held to maturity	**56,064**	57,988	54,018
Total securities	**$ 223,416**	240,614	235,200
Average total securities during year	**$ 217,689**	233,144	207,518

Table 9 Securities Portfolio Maturity Schedule

($ in thousands)	As of December 31, 2012 Book Value	Fair Value	Book Yield (1)
Securities available for sale:			
Government-sponsored enterprise securities			
Due after one but within five years	$ 11,500	11,596	1.08%
Total	11,500	11,596	1.08%
Mortgage-backed securities (2)			
Due within one year	1,892	1,999	2.20%
Due after one but within five years	77,285	79,658	2.42%
Due after five but within ten years	56,928	57,622	1.88%
Due after ten years	7,434	7,647	3.19%
Total	143,539	146,926	2.24%
Corporate debt securities			
Due after one but within five years	2,998	3,073	6.83%
Due after ten years	1,000	740	2.56%
Total	3,998	3,813	5.76%
Equity securities	5,026	5,017	2.43%
Total securities available for sale			
Due within one year	1,892	1,999	2.20%
Due after one but within five years	91,783	94,327	2.40%
Due after five but within ten years	56,928	57,622	1.88%
Due after ten years	8,434	8,387	3.11%
Equity securities	5,026	5,017	2.43%
Total	$ 164,063	167,352	2.25%
Securities held to maturity:			
State and local governments			
Due within one year	$ 350	352	5.85%
Due after one but within five years	3,837	4,140	5.94%
Due after five but within ten years	29,005	31,807	5.65%
Due after ten years	22,872	25,197	5.83%
Total securities held to maturity	$ 56,064	61,496	5.74%

(1) Yields on tax-exempt investments have been adjusted to a taxable equivalent basis using a 39% tax rate.

(2) Mortgage-backed securities are shown maturing in the periods consistent with their estimated lives based on expected prepayment speeds.

Table 10 Loan Portfolio Composition

($ in thousands)	2012 Amount	2012 % of Total Loans	2011 Amount	2011 % of Total Loans	2010 Amount	2010 % of Total Loans	2009 Amount	2009 % of Total Loans	2008 Amount	2008 % of Total Loans
	As of December 31,									
Commercial, financial, and agricultural	**$ 160,790**	**7%**	$ 162,099	7%	$ 155,016	6%	$ 173,611	7%	$ 190,428	9%
Real estate – construction, land development & other land loans	**298,458**	**13%**	363,079	15%	437,700	18%	551,714	21%	481,849	22%
Real estate – mortgage – residential (1-4 family) first mortgages	**815,281**	**34%**	805,542	33%	802,658	33%	849,875	32%	576,884	26%
Real estate – mortgage – home equity loans / lines of credit	**238,925**	**10%**	256,509	11%	263,529	11%	270,054	10%	249,764	11%
Real estate – mortgage – commercial and other	**789,746**	**33%**	762,895	31%	710,337	29%	718,723	27%	620,444	28%
Installment loans to individuals	**71,933**	**3%**	78,982	3%	83,919	3%	88,514	3%	91,711	4%
Loans, gross	**2,375,133**	**100%**	2,429,106	100%	2,453,159	100%	2,652,491	100%	2,211,080	100%
Unamortized net deferred loan costs	**1,324**		1,280		973		374		235	
Total loans (1)	**$2,376,457**		$2,430,386		$2,454,132		$2,652,865		$2,211,315	

(1) Excludes loans held for sale

Table 10a Loan Portfolio Composition – Covered versus Non-covered

As of December 31, 2012

($ in thousands)	Covered Loans (Carrying Value) Amount	% of Covered Loans	Non-covered Loans Amount	% of Non-covered Loans	Total Loans Amount	% of Total Loans	Unpaid Principal Balance of Covered Loans Amount	Carrying Value of Covered Loans as a Percent of the Unpaid Balance Percentage
Commercial, financial, and agricultural	$ 5,517	2%	$ 155,273	7%	$ 160,790	7%	$ 7,157	77%
Real estate – construction, land development & other land loans	46,889	17%	251,569	12%	298,458	13%	85,270	55%
Real estate – mortgage – residential (1-4 family) first mortgages	135,880	48%	679,401	33%	815,281	34%	163,318	83%
Real estate – mortgage – home equity loans / lines of credit	19,482	7%	219,443	11%	238,925	10%	24,487	80%
Real estate – mortgage – commercial and other	73,773	26%	715,973	34%	789,746	33%	98,617	75%
Installment loans to individuals	773	0%	71,160	3%	71,933	3%	828	93%
Loans, gross	282,314	100%	2,092,819	100%	2,375,133	100%	$ 379,677	74%
Unamortized net deferred loan costs	–		1,324		1,324			
Total loans	$ 282,314		$ 2,094,143		$2,376,457			

See Note 4 to the Consolidated Financial Statements for tables showing breakout of covered loans versus non-covered loans at December 31, 2011.

Table 11 Loan Maturities

($ in thousands)	As of December 31, 2012							
	Due within one year		Due after one year but within five years		Due after five years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Variable Rate Loans:								
Commercial, financial, and agricultural	$ 53,485	5.25%	$ 26,914	5.35%	$ 383	5.21%	$ 80,782	5.28%
Real estate – construction only	29,334	5.45%	5,173	5.05%	1,550	4.25%	36,057	5.34%
Real estate – all other mortgage	144,576	5.12%	288,240	5.27%	167,606	4.47%	600,422	5.01%
Real estate – home equity loans/ line of credit	6,520	4.99%	14,314	4.61%	189,623	4.27%	210,457	4.32%
Installment loans to individuals	249	5.39%	10,200	8.22%	14,958	5.36%	25,407	6.51%
Total at variable rates	234,164	5.19%	344,841	5.33%	374,120	4.40%	953,125	4.93%
Fixed Rate Loans:								
Commercial, financial, and agricultural	21,128	5.33%	47,865	6.12%	10,903	4.15%	79,896	5.64%
Real estate – construction only	20,119	5.61%	77	17.75%	6,175	4.75%	26,371	5.44%
Real estate – all other mortgage	214,052	6.16%	513,416	5.67%	482,595	4.81%	1,210,063	5.41%
Installment loans to individuals	7,167	7.04%	26,348	7.42%	6,962	12.63%	40,477	8.25%
Total at fixed rates	262,466	6.08%	587,706	5.79%	506,635	4.90%	1,356,807	5.51%
Subtotal	496,630	5.66%	932,547	5.62%	880,755	4.69%	2,309,932	5.27%
Nonaccrual loans	66,525		—		—		66,525	
Total loans	$ 563,155		$ 932,547		$ 880,755		$2,376,457	

The above table is based on contractual scheduled maturities. Early repayment of loans or renewals at maturity are not considered in this table.

Table 12 Nonperforming Assets

($ in thousands)	As of December 31, 2012	2011	2010	2009	2008
Non-covered nonperforming assets					
Nonaccrual loans	$ **33,034**	73,566	62,326	62,206	26,600
Restructured loans - accruing	**24,848**	11,720	33,677	21,283	3,995
Accruing loans >90 days past due	–	–	–	–	–
Total non-covered nonperforming loans	**57,882**	85,286	96,003	83,489	30,595
Nonperforming loans held for sale	**21,938**	-	-	-	-
Other real estate	**26,285**	37,023	21,081	8,793	4,832
Total non-covered nonperforming assets	$ **106,105**	122,309	117,084	92,282	35,427
Covered nonperforming assets (1)					
Nonaccrual loans (2)	$ **33,491**	41,472	58,466	117,916	–
Restructured loans - accruing	**15,465**	14,218	14,359	-	-
Accruing loans >90 days past due	–	–	–	–	–
Total covered nonperforming loans	**48,956**	55,690	72,825	117,916	-
Other real estate	**47,290**	85,272	94,891	47,430	–
Total covered nonperforming assets	$ **96,246**	140,962	167,716	165,346	-
Total nonperforming assets	$ **202,351**	263,271	284,800	257,628	35,427
Asset Quality Ratios – All Assets					
Nonperforming loans to total loans	**4.50%**	5.80%	6.88%	7.59%	1.38%
Nonperforming assets to total loans and other real estate	**8.26%**	10.31%	11.08%	9.51%	1.60%
Nonperforming assets to total assets	**6.24%**	8.00%	8.69%	7.27%	1.29%
Asset Quality Ratios – Based on Non-covered Assets only					
Non-covered nonperforming loans to non-covered loans	**2.76%**	4.12%	4.61%	3.91%	1.38%
Non-covered nonperforming assets to non-covered loans and non-covered other real estate	**5.00%**	5.81%	5.56%	4.31%	1.60%
Non-covered nonperforming assets to total non-covered assets	**3.64%**	4.30%	4.16%	3.10%	1.29%

(1) Covered nonperforming assets consist of assets that are included in loss share agreements with the FDIC.

(2) At December 31, 2012, 2011 and 2010, the contractual balance of the nonaccrual loans covered by the FDIC loss share agreement was $64.1 million, $69.0 million and $86.2 million, respectively.

Table 12a Nonperforming Assets by Geographical Region

($ in thousands)	As of December 31, 2012				
	Covered	Non-covered	Total	Total Loans	Nonperforming Loans to Total Loans
Nonaccrual loans and Troubled Debt Restructurings (1)					
Eastern Region (NC)	$ 43,427	13,156	56,583	$ 508,000	11.1%
Triangle Region (NC)	–	14,362	14,362	757,000	1.9%
Triad Region (NC)	–	13,326	13,326	379,000	3.5%
Charlotte Region (NC)	–	2,509	2,509	91,000	2.8%
Southern Piedmont Region (NC)	689	4,709	5,398	225,000	2.4%
Western Region (NC)	4,792	6	4,798	59,000	8.1%
South Carolina Region	48	6,885	6,933	131,000	5.3%
Virginia Region	–	2,210	2,210	216,000	1.0%
Other	–	719	719	11,000	6.5%
Total nonaccrual loans and troubled debt restructurings	$ 48,956	57,882	106,838	$ 2,377,000	4.5%
Other Real Estate (1)					
Eastern Region (NC)	$ 37,208	7,593	44,801		
Triangle Region (NC)	–	6,097	6,097		
Triad Region (NC)	–	5,921	5,921		
Charlotte Region (NC)	–	1,908	1,908		
Southern Piedmont Region (NC)	37	1,429	1,466		
Western Region (NC)	9,961	–	9,961		
South Carolina Region	84	2,752	2,836		
Virginia Region	–	585	585		
Other	–	–	–		
Total other real estate	$ 47,290	26,285	73,575		

NOTE

At December 31, 2012, the Company had $21.9 million in non-covered nonaccrual and restructured loans classified as "held for sale", which are not included in the above table. Approximately 50% of these nonperforming loans held for sale were located in the Triangle Region, 19% were located in the Eastern Region, and the remaining loans were located throughout the Company's remaining market areas.

(1) The counties comprising each region are as follows:
Eastern North Carolina Region - New Hanover, Brunswick, Duplin, Dare, Beaufort, Onslow, Carteret
Triangle North Carolina Region - Moore, Lee, Harnett, Chatham, Wake
Triad North Carolina Region - Montgomery, Randolph, Davidson, Rockingham, Guilford, Stanly
Charlotte North Carolina Region - Iredell, Cabarrus, Rowan
Southern Piedmont North Carolina Region - Anson, Richmond, Scotland, Robeson, Bladen, Columbus
Western North Carolina Region - Buncombe
South Carolina Region - Chesterfield, Dillon, Florence, Horry
Virginia Region – Wythe, Washington, Montgomery, Pulaski, Roanoke

Table 13 Allocation of the Allowance for Loan Losses

($ in thousands)	As of December 31, 2012	2011	2010	2009	2008
Commercial, financial, and agricultural	$ **4,855**	4,443	5,154	4,995	4,913
Real estate – construction, land development	**14,103**	14,268	20,065	9,286	1,977
Real estate – residential, commercial, home equity, multifamily	**24,554**	20,818	22,077	20,845	19,543
Installment loans to individuals	**1,942**	1,873	1,960	1,606	2,815
Total allocated	**45,454**	41,402	49,256	36,732	29,248
Unallocated	**948**	16	174	611	8
Total	$ **46,402**	41,418	49,430	37,343	29,256

Table 13a Allocation of the Allowance for Loan Losses – Covered versus Non-covered

	As of December 31, 2012			As of December 31, 2011		
($ in thousands)	**Covered**	**Non-covered**	**Total**	Covered	Non-covered	Total
Commercial, financial, and agricultural	$ **168**	**4,687**	**4,855**	663	3,780	4,443
Real estate – construction, land development	**1,247**	**12,856**	**14,103**	2,962	11,306	14,268
Real estate – residential, commercial, home equity, multifamily	**3,341**	**21,213**	**24,554**	2,182	18,636	20,818
Installment loans to individuals	**3**	**1,939**	**1,942**	1	1,872	1,873
Total allocated	**4,759**	**40,695**	**45,454**	5,808	35,594	41,402
Unallocated	**–**	**948**	**948**	–	16	16
Total	$ **4,759**	**41,643**	**46,402**	5,808	35,610	41,418

Table 14 Loan Loss and Recovery Experience

($ in thousands)	As of December 31, 2012	2011	2010	2009	2008
Loans outstanding at end of year	**$ 2,376,457**	2,430,386	2,454,132	2,652,865	2,211,315
Average amount of loans outstanding	**$ 2,436,997**	2,461,995	2,554,401	2,475,045	2,117,028
Allowance for loan losses, at beginning of year	**$ 41,418**	49,430	37,343	29,256	21,324
Provision for loan losses	**79,672**	41,301	54,562	20,186	9,880
Additions related to loans assumed in corporate acquisitions	**—**	—	—	—	3,158
	121,090	90,731	91,905	49,442	34,362
Loans charged off: (1)					
Commercial, financial, and agricultural	**(5,000)**	(2,358)	(4,481)	(2,143)	(992)
Real estate – construction, land development & other land loans	**(28,613)**	(25,604)	(22,665)	(1,716)	(309)
Real estate – mortgage – residential (1-4 family) first mortgages	**(15,490)**	(12,045)	(6,032)	(4,617)	(1,333)
Real estate – mortgage – home equity loans / lines of credit	**(5,921)**	(3,195)	(4,973)	(1,824)	(613)
Real estate – mortgage – commercial and other	**(20,317)**	(7,180)	(2,916)	(516)	(677)
Installment loans to individuals	**(1,932)**	(1,600)	(2,499)	(1,973)	(1,714)
Total charge-offs	**(77,273)**	(51,982)	(43,566)	(12,789)	(5,638)
Recoveries of loans previously charged-off:					
Commercial, financial, and agricultural	**152**	314	61	18	31
Real estate – construction, land development & other land loans	**1,281**	919	113	9	–
Real estate – mortgage – residential (1-4 family) first mortgages	**91**	492	357	184	86
Real estate – mortgage – home equity loans / lines of credit	**440**	375	131	66	42
Real estate – mortgage – commercial and other	**318**	119	33	129	136
Installment loans to individuals	**303**	450	396	284	237
Total recoveries	**2,585**	2,669	1,091	690	532
Net charge-offs	**(74,688)**	(49,313)	(42,475)	(12,099)	(5,106)
Allowance for loan losses, at end of year	**$ 46,402**	41,418	49,430	37,343	29,256
Ratios:					
Net charge-offs as a percent of average loans	**3.06%**	2.00%	1.66%	0.49%	0.24%
Allowance for loan losses as a percent of loans at end of year	**1.95%**	1.70%	2.01%	1.41%	1.32%
Allowance for loan losses as a multiple of net charge-offs	**0.62x**	0.84x	1.16x	3.09x	5.73x
Provision for loan losses as a percent of net charge-offs	**106.67%**	83.75%	128.46%	166.84%	193.50%
Recoveries of loans previously charged-off as a percent of loans charged-off	**3.35%**	5.13%	2.50%	5.40%	9.44%

(1) In the table above, for the period ended December 31, 2012, loan charge-offs include $37.8 million in charge-offs related to loans that the Company held for sell as of year end (and did sell in January 2013). The remaining balance of $30.4 million after the charge-offs were recorded was classified as "Loans held for sale" on the Company's consolidated balance sheet at December 31, 2012.

Table 14a - Loan Loss and Recovery Experience – Covered versus Non-covered

($ in thousands)	As of December 31, 2012			As of December 31, 2011		
	Covered	**Non-covered (1)**	**Total**	Covered	Non-covered	Total
Loans outstanding at end of year	**$ 282,314**	**2,094,143**	**2,376,457**	361,234	2,069,152	2,430,386
Average amount of loans outstanding	**$ 322,508**	**2,114,489**	**2,436,997**	410,318	2,051,677	2,461,995
Allowance for loan losses, at beginning of year	**$ 5,808**	**35,610**	**41,418**	11,155	38,275	49,430
Provision for loan losses	**9,679**	**69,993**	**79,672**	12,776	28,525	41,301
	15,487	**105,603**	**121,090**	23,931	66,800	90,731
Loans charged off:						
Commercial, financial, and agricultural	**(39)**	**(4,961)**	**(5,000)**	(293)	(2,065)	(2,358)
Real estate – construction, land development & other land loans	**(7,352)**	**(21,261)**	**(28,613)**	(10,127)	(15,477)	(25,604)
Real estate – mortgage – residential (1-4 family) first mortgages	**(1,091)**	**(14,399)**	**(15,490)**	(4,744)	(7,301)	(12,045)
Real estate – mortgage – home equity loans / lines of credit	**(462)**	**(5,459)**	**(5,921)**	(925)	(2,270)	(3,195)
Real estate – mortgage – commercial and other	**(1,632)**	**(18,685)**	**(20,317)**	(1,908)	(5,272)	(7,180)
Installment loans to individuals	**(152)**	**(1,780)**	**(1,932)**	(126)	(1,474)	(1,600)
Total charge-offs	**(10,728)**	**(66,545)**	**(77,273)**	(18,123)	(33,859)	(51,982)
Recoveries of loans previously charged-off:						
Commercial, financial, and agricultural	–	**152**	**152**	–	314	314
Real estate – construction, land development & other land loans	–	**1,281**	**1,281**	–	919	919
Real estate – mortgage – residential (1-4 family) first mortgages	–	**91**	**91**	–	492	492
Real estate – mortgage – home equity loans / lines of credit	–	**440**	**440**	–	375	375
Real estate – mortgage – commercial and other	–	**318**	**318**	–	119	119
Installment loans to individuals	–	**303**	**303**	–	450	450
Total recoveries	–	**2,585**	**2,585**	–	2,669	2,669
Net charge-offs	**(10,728)**	**(63,960)**	**(74,688)**	(18,123)	(31,190)	(49,313)
Allowance for loan losses, at end of year	**$ 4,759**	**41,643**	**46,402**	5,808	35,610	41,418
Ratios:						
Net charge-offs as a percent of average loans	**3.33%**	**3.02%**	**3.06%**	4.42%	1.52%	2.00%
Allowance for loan losses as a percent of loans at end of year	**1.69%**	**1.99%**	**1.95%**	1.61%	1.72%	1.70%
Allowance for loan losses as a multiple of net charge-offs	**0.44x**	**0.65x**	**0.62x**	0.32x	1.14x	0.84x
Provision for loan losses as a percent of net charge-offs	**90.22%**	**109.43%**	**106.67%**	70.50%	91.46%	83.75%
Recoveries of loans previously charged-off as a percent of loans charged-off	**0%**	**3.88%**	**3.35%**	0%	7.88%	5.13%

(1) In the table above, for the period ended December 31, 2012, non-covered loan charge-offs include $37.8 million in charge-offs related to loans that the Company held for sell as of year end (and did sell in January 2013). The remaining balance of $30.4 million after the charge-offs were recorded was classified as "Loans held for sale" on the Company's consolidated balance sheet at December 31, 2012.

Table 15 Average Deposits

($ in thousands)	2012 Average Amount	2012 Average Rate	2011 Average Amount	2011 Average Rate	2010 Average Amount	2010 Average Rate
	Year Ended December 31,					
Interest-bearing checking accounts	**$ 461,380**	**0.16%**	$ 355,979	0.22%	$ 349,501	0.24%
Money market accounts	**536,680**	**0.34%**	508,209	0.53%	508,250	0.84%
Savings accounts	**158,014**	**0.19%**	152,256	0.48%	156,483	0.81%
Time deposits >$100,000	**725,473**	**1.12%**	771,165	1.31%	786,257	1.57%
Other time deposits	**550,420**	**0.82%**	641,078	1.10%	717,416	1.56%
Total interest-bearing deposits	**2,431,967**	**0.64%**	2,428,687	0.88%	2,517,907	1.19%
Noninterest-bearing checking accounts	**377,390**	–	329,335	–	289,254	–
Total deposits	**$2,809,357**	**0.55%**	$2,758,022	0.77%	$2,807,161	1.07%

Table 16 Maturities of Time Deposits of $100,000 or More

($ in thousands)	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
	As of December 31, 2012				
Time deposits of $100,000 or more	$ 152,193	94,270	218,266	199,601	664,330

Table 17 Interest Rate Sensitivity Analysis

($ in thousands)	Repricing schedule for interest-earning assets and interest-bearing liabilities held as of December 31, 2012				
	3 Months or Less	Over 3 to 12 Months	Total Within 12 Months	Over 12 Months	Total
Earning assets:					
Loans (1)	$ 910,049	275,742	1,185,791	1,190,666	2,376,457
Securities available for sale	45,033	25,514	70,547	96,805	167,352
Securities held to maturity	996	941	1,937	54,127	56,064
Short-term investments	153,409	—	153,409	—	153,409
Total earning assets	$ 1,109,487	302,197	1,411,684	1,341,598	2,753,282
Percent of total earning assets	40.30%	10.98%	51.27%	48.73%	100.00%
Cumulative percent of total earning assets	40.30%	51.27%	51.27%	100.00%	100.00%
Interest-bearing liabilities:					
Interest-bearing checking accounts	$ 519,573	—	519,573	—	519,573
Money market accounts	556,354	—	556,354	—	556,354
Savings accounts	158,578	—	158,578	—	158,578
Time deposits of $100,000 or more	152,193	312,536	464,729	199,601	664,330
Other time deposits	135,441	289,328	424,769	84,561	509,330
Borrowings	46,394	—	46,394	—	46,394
Total interest-bearing liabilities	$ 1,568,533	601,864	2,170,397	284,162	2,454,559
Percent of total interest-bearing liabilities	63.90%	24.52%	88.42%	11.58%	100.00%
Cumulative percent of total interest-bearing liabilities	63.90%	88.42%	88.42%	100.00%	100.00%
Interest sensitivity gap	$ (459,046)	(299,667)	(758,713)	1,057,436	298,723
Cumulative interest sensitivity gap	(459,046)	(758,713)	(758,713)	298,723	298,723
Cumulative interest sensitivity gap as a percent of total earning assets	(16.67%)	(27.56%)	(27.56%)	10.85%	10.85%
Cumulative ratio of interest-sensitive assets to interest-sensitive liabilities	70.73%	65.04%	65.04%	112.17%	112.17%

(1) The three months or less category for loans includes $687,325 in adjustable rate loans that have reached their contractual rate floors.

Table 18 Contractual Obligations and Other Commercial Commitments

Contractual Obligations As of December 31, 2012	Payments Due by Period (*$ in thousands*) Total	On Demand or Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Borrowings	$ 46,394	—	—	—	46,394
Operating leases	5,140	868	1,565	1,123	1,584
Total contractual cash obligations, excluding deposits	51,534	868	1,565	1,123	47,978
Deposits	2,821,360	2,536,525	202,784	78,928	3,123
Total contractual cash obligations, including deposits	$ 2,872,894	2,537,393	204,349	80,051	51,101

Other Commercial Commitments As of December 31, 2012	Amount of Commitment Expiration Per Period (*$ in thousands*) Total Amounts Committed	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Credit cards	$ 30,277	15,138	15,139	—	—
Lines of credit and loan commitments	293,868	111,138	14,247	19,256	149,227
Standby letters of credit	12,825	12,362	461	2	—
Total commercial commitments	$ 336,970	138,638	29,847	19,258	149,277

Table 19 Market Risk Sensitive Instruments

($ in thousands)	Expected Maturities of Market Sensitive Instruments Held at December 31, 2012 Occurring in Indicated Year							Average Interest Rate	Estimated Fair Value
	2013	2014	2015	2016	2017	Beyond	Total		
Due from banks, interest-bearing	$ 144,919	–	–	–	–	–	144,919	0.25%	$ 144,919
Presold mortgages in process of settlement	8,490	–	–	–	–	–	8,490	4.00%	8,490
Debt Securities - at amortized cost (1) (2)	39,814	35,107	37,100	31,693	17,548	53,839	215,101	3.17%	223,831
Loans – fixed (3) (4)	262,466	120,658	116,949	125,741	224,358	506,635	1,356,807	5.51%	1,345,095
Loans – adjustable (3) (4)	234,164	79,702	91,583	94,221	79,335	374,120	953,125	4.93%	910,957
Total	$ 689,853	235,467	245,632	251,655	321,241	934,594	2,678,442	4.83%	$2,633,292
Interest-bearing checking accounts	$ 519,573	–	–	–	–	–	519,573	0.13%	$ 519,573
Money market accounts	556,354	–	–	–	–	–	556,354	0.24%	556,354
Savings accounts	158,578	–	–	–	–	–	158,578	0.11%	158,578
Time deposits	888,823	119,240	83,545	45,858	33,071	3,123	1,173,660	0.86%	1,176,289
Borrowings – adjustable	-	–	–	-	–	46,394	46,394	2.28%	20,981
Total	$2,123,328	119,240	83,545	45,858	33,071	49,517	2,454,559	0.50%	$2,431,775

(1) Tax-exempt securities are reflected at a tax-equivalent basis using a 39% tax rate.
(2) Securities with call dates within 12 months of December 31, 2012 that have above market interest rates are assumed to mature at their call date for purposes of this table. Mortgage securities are assumed to mature in the period of their expected repayment based on estimated prepayment speeds.
(3) Excludes nonaccrual loans.
(4) Loans are shown in the period of their contractual maturity

Table 20 Return on Assets and Common Equity

	For the Year Ended December 31,		
	2012	2011	2010
Return on average assets	**(0.79%)**	0.23%	0.18%
Return on average common equity	**(9.29%)**	2.59%	2.05%
Dividend payout ratio	**n/m***	72.73%	91.43%
Average shareholders' equity to average assets	**10.45%**	10.67%	10.55%

*n/m = not meaningful

Table 21 Risk-Based and Leverage Capital Ratios

($ in thousands)	As of December 31, 2012	2011	2010
Risk-Based and Leverage Capital			
Tier I capital:			
Shareholders' equity	**$ 356,117**	345,150	344,603
Trust preferred securities eligible for Tier I capital treatment	**45,000**	45,000	45,000
Intangible assets	**(68,943)**	(69,732)	(70,358)
Accumulated other comprehensive income adjustments	**176**	8,682	5,085
Total Tier I leverage capital	**332,350**	329,100	324,330
Tier II capital:			
Allowable allowance for loan losses	**27,204**	26,790	26,767
Tier II capital additions	**27,204**	26,790	26,767
Total risk-based capital	**$ 359,554**	355,890	351,097
Total risk weighted assets	**$ 2,157,146**	2,128,565	2,118,661
Adjusted fourth quarter average assets	**3,245,490**	3,222,762	3,155,297
Risk-based capital ratios:			
Tier I capital to Tier I risk adjusted assets	**15.41%**	15.46%	15.31%
Minimum required Tier I capital	**4.00%**	4.00%	4.00%
Total risk-based capital to Tier II risk-adjusted assets	**16.67%**	16.72%	16.57%
Minimum required total risk-based capital	**8.00%**	8.00%	8.00%
Leverage capital ratios:			
Tier I leverage capital to adjusted fourth quarter average assets	**10.24%**	10.21%	10.28%
Minimum required Tier I leverage capital	**4.00%**	4.00%	4.00%

Table 22 Quarterly Financial Summary (Unaudited)

($ in thousands except per share data)	2012 Fourth Quarter	2012 Third Quarter	2012 Second Quarter	2012 First Quarter	2011 Fourth Quarter	2011 Third Quarter	2011 Second Quarter	2011 First Quarter
Income Statement Data								
Interest income, taxable equivalent	**$ 39,822**	**39,065**	**37,841**	**37,319**	37,576	39,617	40,917	39,214
Interest expense	**3,760**	**4,216**	**4,503**	**4,841**	5,262	5,739	6,049	6,515
Net interest income, taxable equivalent	**36,062**	**34,849**	**33,338**	**32,478**	32,314	33,878	34,868	32,699
Taxable equivalent, adjustment	**377**	**376**	**387**	**387**	394	389	388	385
Net interest income	**35,685**	**34,473**	**32,951**	**32,091**	31,920	33,489	34,480	32,314
Provision for loan losses	**44,577**	**7,073**	**6,467**	**21,555**	9,878	9,146	10,934	11,343
Net interest income (loss) after provision for losses	**(8,892)**	**27,400**	**26,484**	**10,536**	22,042	24,343	23,546	20,971
Noninterest income	**(8,533)**	**2,803**	**1,770**	**5,349**	3,423	3,486	5,114	14,193
Noninterest expense	**25,795**	**23,657**	**23,448**	**24,375**	24,192	23,958	22,913	25,043
Income (loss) before income taxes	**(43,220)**	**6,546**	**4,806**	**(8,490)**	1,273	3,871	5,747	10,121
Income taxes (benefit)	**(17,283)**	**2,123**	**1,516**	**(3,308)**	289	1,314	2,021	3,746
Net income (loss)	**(25,937)**	**4,423**	**3,290**	**(5,182)**	984	2,557	3,726	6,375
Preferred stock dividends and accretion	**(532)**	**(688)**	**(829)**	**(760)**	(794)	(3,289)	(1,041)	(1,042)
Net income (loss) available to common shareholders	**(26,469)**	**3,735**	**2,461**	**(5,942)**	190	(732)	2,685	5,333
Per Common Share Data								
Earnings (loss) per common share – basic	**$ (1.53)**	**0.22**	**0.15**	**(0.35)**	0.01	(0.04)	0.16	0.32
Earnings (loss) per common share – diluted	**(1.53)**	**0.22**	**0.15**	**(0.35)**	0.01	(0.04)	0.16	0.32
Cash dividends declared	**0.08**	**0.08**	**0.08**	**0.08**	0.08	0.08	0.08	0.08
Market Price								
High	**13.40**	**11.75**	**11.49**	**11.84**	13.78	11.87	14.08	16.89
Low	**9.52**	**7.68**	**8.48**	**9.44**	9.36	8.05	9.82	12.36
Close	**12.82**	**11.53**	**8.89**	**10.93**	11.15	10.04	10.24	13.26
Stated book value - common	**14.51**	**16.42**	**16.29**	**16.23**	16.66	17.08	17.04	16.90
Tangible book value - common	**11.00**	**12.35**	**12.21**	**12.13**	12.53	12.93	12.88	12.72
Selected Average Balances								
Assets	**$3,314,433**	**3,314,887**	**3,313,764**	**3,302,072**	3,292,494	3,293,758	3,327,238	3,346,690
Loans	**2,446,096**	**2,432,528**	**2,438,471**	**2,430,893**	2,432,568	2,441,486	2,471,915	2,502,011
Earning assets	**2,864,243**	**2,855,083**	**2,863,866**	**2,846,972**	2,816,689	2,808,205	2,842,817	2,872,041
Deposits	**2,823,856**	**2,822,388**	**2,811,673**	**2,779,511**	2,730,422	2,724,418	2,785,998	2,791,250
Interest-bearing liabilities	**2,520,361**	**2,550,689**	**2,572,379**	**2,569,271**	2,577,329	2,592,873	2,617,122	2,638,476
Shareholders' equity	**349,371**	**344,007**	**342,352**	**348,194**	354,206	355,575	352,619	351,952
Ratios (annualized where applicable)								
Return on average assets	**(3.18%)**	**0.45%**	**0.30%**	**(0.72%)**	0.02%	(0.09%)	0.32%	0.65%
Return on average common equity	**(36.95%)**	**5.30%**	**3.55%**	**(8.39%)**	0.26%	(1.00%)	3.74%	7.54%
Equity to assets at end of period	**10.97%**	**10.32%**	**10.22%**	**10.14%**	10.49%	10.65%	10.57%	10.27%
Tangible equity to tangible assets at end of period	**9.04%**	**8.41%**	**8.31%**	**8.23%**	8.55%	8.72%	8.64%	8.37%
Tangible common equity to tangible assets at end of period	**6.81%**	**6.46%**	**6.36%**	**6.29%**	6.58%	6.75%	6.65%	6.42%
Average loans to average deposits	**86.62%**	**86.19%**	**86.73%**	**87.46%**	89.09%	89.61%	88.73%	89.64%
Average earning assets to interest-bearing liabilities	**113.64%**	**111.93%**	**111.33%**	**110.81%**	109.29%	108.30%	108.62%	108.85%
Net interest margin	**5.01%**	**4.86%**	**4.68%**	**4.59%**	4.55%	4.79%	4.92%	4.62%
Allowance for loan losses to gross loans	**1.95%**	**2.03%**	**2.19%**	**2.17%**	1.70%	1.55%	1.64%	1.72%
Nonperforming loans as a percent of total loans	**4.50%**	**6.70%**	**6.27%**	**5.57%**	5.80%	5.74%	6.14%	6.52%
Nonperforming loans as a percent of total loans – non-covered	**2.76%**	**5.05%**	**4.47%**	**3.83%**	4.12%	4.19%	4.33%	4.35%
Nonperforming assets as a percent of total assets	**6.24%**	**7.82%**	**7.86%**	**7.56%**	8.00%	8.39%	8.54%	8.38%
Nonperforming assets as a percent of total assets – non-covered	**3.64%**	**4.93%**	**4.51%**	**4.02%**	4.30%	4.21%	4.25%	4.05%
Net charge-offs as a percent of average total loans	**7.76%**	**1.80%**	**0.96%**	**1.68%**	1.00%	1.87%	2.22%	2.92%
Net charge-offs as a percent of average total loans – non-covered	**8.09%**	**1.57%**	**0.79%**	**1.49%**	1.09%	1.26%	1.74%	1.97%

Item 8. Financial Statements and Supplementary Data

First Bancorp and Subsidiaries
Consolidated Balance Sheets
December 31, 2012 and 2011

($ in thousands)	**2012**	2011
Assets		
Cash and due from banks, noninterest-bearing	$ **96,588**	80,341
Due from banks, interest-bearing	**144,919**	135,218
Federal funds sold	**—**	608
Total cash and cash equivalents	**241,507**	216,167
Securities available for sale	**167,352**	182,626
Securities held to maturity (fair values of $61,496 in 2012 and $62,754 in 2011)	**56,064**	57,988
Presold mortgages in process of settlement	**8,490**	6,090
Loans – non-covered	**2,094,143**	2,069,152
Loans – covered by FDIC loss share agreement	**282,314**	361,234
Total loans	**2,376,457**	2,430,386
Allowance for loan losses – non-covered	**(41,643)**	(35,610)
Allowance for loan losses – covered	**(4,759)**	(5,808)
Total allowance for loan losses	**(46,402)**	(41,418)
Net loans	**2,330,055**	2,388,968
Loans held for sale	**30,393**	—
Premises and equipment	**74,371**	69,975
Accrued interest receivable	**10,201**	11,779
FDIC indemnification asset	**102,559**	121,677
Goodwill	**65,835**	65,835
Other intangible assets	**3,108**	3,897
Foreclosed real estate – non-covered	**26,285**	37,023
Foreclosed real estate – covered	**47,290**	85,272
Bank-owned life insurance	**27,857**	2,207
Other assets	**53,543**	40,970
Total assets	$ **3,244,910**	3,290,474
Liabilities		
Deposits: Noninterest-bearing checking accounts	$ **413,195**	335,833
Interest-bearing checking accounts	**519,573**	423,452
Money market accounts	**556,354**	513,832
Savings accounts	**158,578**	146,481
Time deposits of $100,000 or more	**664,330**	753,233
Other time deposits	**509,330**	582,206
Total deposits	**2,821,360**	2,755,037
Securities sold under agreements to repurchase	**—**	17,105
Borrowings	**46,394**	133,925
Accrued interest payable	**1,299**	1,872
Other liabilities	**19,740**	37,385
Total liabilities	**2,888,793**	2,945,324
Commitments and contingencies (see Note 13)		
Shareholders' Equity		
Preferred stock, no par value per share. Authorized: 5,000,000 shares		
Series B issued & outstanding: 63,500 in 2012 and 2011	**63,500**	63,500
Series C, convertible, issued & outstanding: 728,706 in 2012 and none in 2011	**7,287**	—
Common stock, no par value per share. Authorized: 40,000,000 shares		
Issued & outstanding: 19,669,302 shares in 2012 and 16,909,820 shares in 2011	**131,877**	104,841
Retained earnings	**153,629**	185,491
Accumulated other comprehensive income (loss)	**(176)**	(8,682)
Total shareholders' equity	**356,117**	345,150
Total liabilities and shareholders' equity	$ **3,244,910**	3,290,474

See accompanying notes to consolidated financial statements.

First Bancorp and Subsidiaries
Consolidated Statements of Income (Loss)
Years Ended December 31, 2012, 2011 and 2010

($ in thousands, except per share data)	**2012**	2011	2010
Interest Income			
Interest and fees on loans	**$ 145,554**	147,652	151,292
Interest on investment securities:			
Taxable interest income	**4,352**	5,680	5,750
Tax-exempt interest income	**1,958**	2,000	1,633
Other, principally overnight investments	**656**	436	586
Total interest income	**152,520**	155,768	159,261
Interest Expense			
Savings, checking and money market accounts	**2,836**	4,212	6,363
Time deposits of $100,000 or more	**8,132**	10,103	12,374
Other time deposits	**4,486**	7,036	11,193
Securities sold under agreements to repurchase	**4**	184	298
Borrowings	**1,862**	2,030	1,679
Total interest expense	**17,320**	23,565	31,907
Net interest income	**135,200**	132,203	127,354
Provision for loan losses – non-covered	**69,993**	28,525	33,646
Provision for loan losses – covered	**9,679**	12,776	20,916
Total provision for loan losses	**79,672**	41,301	54,562
Net interest income after provision for loan losses	**55,528**	90,902	72,792
Noninterest Income			
Service charges on deposit accounts	**11,865**	11,981	12,335
Other service charges, commissions and fees	**8,831**	8,067	6,507
Fees from presold mortgage loans	**2,378**	1,609	1,813
Commissions from sales of insurance and financial products	**1,832**	1,512	1,476
Bank-owned life insurance income	**591**	45	47
Gain from acquisition	**—**	10,196	—
Foreclosed property losses and write-downs – non-covered	**(15,325)**	(3,355)	(984)
Foreclosed property losses and write-downs – covered	**(13,035)**	(24,492)	(34,527)
FDIC indemnification asset income, net	**4,077**	20,481	41,808
Securities gains	**638**	74	26
Other gains (losses)	**(463)**	98	605
Total noninterest income	**1,389**	26,216	29,106
Noninterest Expenses			
Salaries	**41,336**	39,822	35,076
Employee benefits	**12,007**	11,616	10,214
Total personnel expense	**53,343**	51,438	45,290
Occupancy expense	**6,954**	6,574	6,799
Equipment related expenses	**4,800**	4,326	4,327
Intangibles amortization	**897**	902	874
Acquisition expenses	**—**	636	—
Other operating expenses	**31,281**	32,230	29,666
Total noninterest expenses	**97,275**	96,106	86,956
Income (loss) before income taxes	**(40,358)**	21,012	14,942
Income tax expense (benefit)	**(16,952)**	7,370	4,960
Net income (loss)	**(23,406)**	13,642	9,982
Preferred stock dividends	**(2,809)**	(3,234)	(3,250)
Accretion of preferred stock discount	**-**	(2,932)	(857)
Net income (loss) available to common shareholders	**$ (26,215)**	7,476	5,875
Earnings (loss) per common share: Basic	**$ (1.54)**	0.44	0.35
Earnings (loss) per common share: Diluted	**(1.54)**	0.44	0.35
Dividends declared per common share	**$ 0.32**	0.32	0.32
Weighted average common shares outstanding:			
Basic	**17,049,513**	16,856,072	16,764,879
Diluted	**17,049,513**	16,883,244	16,793,650

See accompanying notes to consolidated financial statements.

First Bancorp and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2012, 2011 and 2010

($ in thousands)	**2012**	2011	2010
Net income (loss)	**$ (23,406)**	13,642	9,982
Other comprehensive income (loss):			
Unrealized gains on securities available for sale:			
Unrealized holding gains arising during the period, pretax	**32**	1,492	672
Tax expense	**(12)**	(583)	(261)
Reclassification to realized gains	**(638)**	(74)	(26)
Tax expense	**249**	29	10
Postretirement plans:			
Net gain (loss) arising during period	**13,975**	(7,798)	(2,307)
Tax (expense) benefit	**(5,542)**	3,080	911
Amortization of unrecognized net actuarial loss	**545**	393	531
Tax expense	**(212)**	(155)	(210)
Amortization of prior service cost and transition obligation	**179**	32	35
Tax expense	**(70)**	(13)	(13)
Other comprehensive income (loss)	**8,506**	(3,597)	(658)
Comprehensive income (loss)	**$ (14,900)**	10,045	9,324

See accompanying notes to consolidated financial statements.

First Bancorp and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2012, 2011 and 2010

(In thousands)	Preferred Stock	Preferred Stock Discount	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Share-holders' Equity
Balances, January 1, 2010	$ 65,000	(3,789)	16,722	$102,691	182,908	(4,427)	342,383
Net income					9,982		9,982
Common stock issued under stock option plans			17	171			171
Common stock issued into dividend reinvestment plan			46	669			669
Cash dividends declared ($0.32 per share)					(5,370)		(5,370)
Preferred dividends accrued					(3,250)		(3,250)
Accretion of preferred stock discount		857			(857)		—
Tax benefit realized from exercise of nonqualified stock options			—	36			36
Stock-based compensation			16	640			640
Other comprehensive (loss)						(658)	(658)
Balances, December 31, 2010	65,000	(2,932)	16,801	104,207	183,413	(5,085)	344,603
Net income					13,642		13,642
Preferred stock redeemed (Series A)	(65,000)						(65,000)
Preferred stock issued (Series B)	63,500						63,500
Common stock issued under stock option plans			2	30			30
Common stock issued into dividend reinvestment plan			71	851			851
Repurchases of common stock			(20)	(228)			(228)
Repurchase of outstanding common stock warrants				(924)			(924)
Cash dividends declared ($0.32 per share)					(5,398)		(5,398)
Preferred dividends					(3,234)		(3,234)
Accretion of preferred stock discount		2,932			(2,932)		—
Stock-based compensation			56	905			905
Other comprehensive (loss)						(3,597)	(3,597)
Balances, December 31, 2011	63,500	-	16,910	104,841	185,491	(8,682)	345,150
Net income (loss)					**(23,406)**		**(23,406)**
Preferred stock issued (Series C)	**7,287**						**7,287**
Common stock issued			**2,656**	**26,392**			**26,392**
Common stock issued into dividend reinvestment plan			**31**	**335**			**335**
Repurchases of common stock			**-**	**(2)**			**(2)**
Cash dividends declared ($0.32 per share)					**(5,647)**		**(5,647)**
Preferred dividends					**(2,809)**		**(2,809)**
Stock-based compensation			**72**	**311**			**311**
Other comprehensive income						**8,506**	**8,506**
Balances, December 31, 2012	**$ 70,787**	**-**	**19,669**	**$ 131,877**	**153,629**	**(176)**	**356,117**

See accompanying notes to consolidated financial statements.

First Bancorp and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2012, 2011 and 2010

($ in thousands)	**2012**	2011	2010
Cash Flows From Operating Activities			
Net income (loss)	**$ (23,406)**	13,642	9,982
Reconciliation of net income (loss) to net cash provided by operating activities:			
Provision for loan losses	**79,672**	41,301	54,562
Net security premium amortization	**1,917**	1,373	1,491
Purchase accounting accretion and amortization, net	**(16,117)**	(11,628)	(9,963)
Gain from acquisition	—	(10,196)	—
Foreclosed property losses and write-downs	**28,360**	27,847	35,511
Gain on securities available for sale	**(638)**	(74)	(26)
Other losses (gains)	**463**	(143)	(652)
Increase in net deferred loan costs	**(44)**	(307)	(599)
Depreciation of premises and equipment	**4,557**	4,388	3,993
Stock-based compensation expense	**311**	905	640
Amortization of intangible assets	**897**	902	874
Originations of presold mortgages in process of settlement	**(96,750)**	(76,095)	(88,665)
Proceeds from sales of presold mortgages in process of settlement	**94,350**	73,967	88,670
Decrease in accrued interest receivable	**1,578**	1,800	1,204
Increase in other assets	**(29,952)**	(30,096)	(32,538)
Decrease in accrued interest payable	**(577)**	(210)	(972)
Increase (decrease) in other liabilities	**(2,940)**	(330)	597
Net cash provided by operating activities	**41,681**	37,046	64,109
Cash Flows From Investing Activities			
Purchases of securities available for sale	**(92,058)**	(75,689)	(99,310)
Purchases of securities held to maturity	—	(4,332)	(22,431)
Proceeds from sales of securities available for sale	**9,641**	2,518	—
Proceeds from maturities/issuer calls of securities available for sale	**96,040**	75,615	97,202
Proceeds from maturities/issuer calls of securities held to maturity	**1,690**	1,053	2,687
Purchase of bank-owned life insurance	**(25,000)**	—	—
Net (increase) decrease in loans	**(89,718)**	11,912	40,306
Proceeds from FDIC loss share agreements	**29,796**	69,339	46,721
Proceeds from sales of foreclosed real estate	**74,972**	43,414	24,875
Purchases of premises and equipment	**(8,953)**	(6,606)	(17,543)
Net cash received (paid) in acquisition	**9,312**	54,037	(171)
Net cash provided by investing activities	**5,722**	171,261	72,336
Cash Flows From Financing Activities			
Net increase (decrease) in deposits and repurchase agreements	**39,888**	(127,253)	(287,982)
Proceeds from (repayments of) borrowings, net	**(87,500)**	(66,881)	20,400
Cash dividends paid – common stock	**(5,426)**	(5,390)	(5,359)
Cash dividends paid – preferred stock	**(3,037)**	(2,847)	(3,250)
Proceeds from issuance of preferred stock	**7,287**	63,500	—
Proceeds from issuance of common stock	**26,727**	881	840
Redemption of preferred stock	—	(65,000)	—
Repurchase of common stock	**(2)**	(228)	—
Repurchase of common stock warrants	—	(924)	—
Tax benefit from exercise of nonqualified stock options	—	—	36
Net cash used by financing activities	**(22,063)**	(204,142)	(275,315)
Increase (decrease) in Cash and Cash Equivalents	**25,340**	4,165	(138,870)
Cash and Cash Equivalents, Beginning of Year	**216,167**	212,002	350,872
Cash and Cash Equivalents, End of Year	**$ 241,507**	216,167	212,002
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the period for interest	**$ 17,893**	23,775	32,879
Cash paid during the period for income taxes	**14,292**	14,893	16,309
Non-cash investing and financing transactions:			
Foreclosed loans transferred to foreclosed real estate	**53,521**	76,242	123,962
Loans transferred to loans held-for-sale (at liquidation value)	**30,393**	—	—
Unrealized gain (loss) on securities available for sale, net of taxes	**(369)**	864	395

See accompanying notes to consolidated financial statements.

First Bancorp and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2012

Note 1. Summary of Significant Accounting Policies

(a) Basis of Presentation – The consolidated financial statements include the accounts of First Bancorp (the Company) and its wholly owned subsidiary - First Bank (the Bank). The Bank has two wholly owned subsidiaries that are fully consolidated - First Bank Insurance Services, Inc. (First Bank Insurance) and First Troy SPE, LLC. All significant intercompany accounts and transactions have been eliminated. Subsequent events have been evaluated through the date of filing this Form 10-K.

The Company is a bank holding company. The principal activity of the Company is the ownership and operation of the Bank, a state chartered bank with its main office in Troy, North Carolina. The Company is also the parent company for a series of statutory trusts that were formed at various times since 2002 for the purpose of issuing trust preferred debt securities. The trusts are not consolidated for financial reporting purposes; however, notes issued by the Company to the trusts in return for the proceeds from the issuance of the trust preferred securities are included in the consolidated financial statements and have terms that are substantially the same as the corresponding trust preferred securities. The trust preferred securities qualify as capital for regulatory capital adequacy requirements. First Bank Insurance is an agent for property and casualty insurance policies. First Troy SPE, LLC was formed in order to hold and dispose of certain real estate foreclosed upon by the Bank.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made by the Company in the preparation of its consolidated financial statements are the determination of the allowance for loan losses, the valuation of other real estate, the accounting and impairment testing related to intangible assets, and the fair value and discount accretion of loans acquired in FDIC-assisted transactions.

(b) Cash and Cash Equivalents – The Company considers all highly liquid assets such as cash on hand, noninterest-bearing and interest-bearing amounts due from banks and federal funds sold to be "cash equivalents."

(c) Securities – Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and carried at amortized cost. Securities not classified as held to maturity are classified as "available for sale" and carried at fair value, with unrealized gains and losses being reported as other comprehensive income or loss and reported as a separate component of shareholders' equity.

A decline in the market value of any available for sale or held to maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Any equity security that is in an unrealized loss position for twelve consecutive months is presumed to be other than temporarily impaired and an impairment charge is recorded unless the amount of the charge is insignificant.

Gains and losses on sales of securities are recognized at the time of sale based upon the specific identification method. Premiums and discounts are amortized into income on a level yield basis, with premiums being amortized to the earliest call date and discounts being accreted to the stated maturity date.

(d) Premises and Equipment – Premises and equipment are stated at cost less accumulated depreciation. Depreciation, computed by the straight-line method, is charged to operations over the estimated useful lives of the properties, which range from 2 to 40 years or, in the case of leasehold improvements, over the term of the lease, if shorter. Maintenance and repairs are charged to operations in the year incurred. Gains and losses on dispositions are included in current operations.

(e) Loans – Loans are stated at the principal amount outstanding less any partial charge-offs plus deferred origination costs, net of nonrefundable loan fees. Interest on loans is accrued on the unpaid principal balance outstanding. Net deferred loan origination costs/fees are capitalized and recognized as a yield adjustment over the life of the related loan.

The Company does not hold any interest-only strips, loans, other receivables, or retained interests in securitizations that can be contractually prepaid or otherwise settled in a way that it would not recover substantially all of its recorded investment.

Purchased loans acquired in a business combination, which include loans that were purchased in the 2009 Cooperative Bank acquisition and the 2011 Bank of Asheville acquisition, are recorded at estimated fair value on their purchase date. The purchaser cannot carry over any related allowance for loan losses.

The Company follows specific accounting guidance related to purchased impaired loans when purchased loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the purchase date may include statistics such as past due and nonaccrual status. The accounting guidance permits the use of the cost recovery method of income recognition for those purchased impaired loans for which the timing and amount of cash flows expected to be collected cannot be reasonably estimated. Under the cost recovery method of income recognition, all cash receipts are initially applied to principal, with interest income being recorded only after the carrying value of the loan has been reduced to zero. Substantially all of the Company's purchased impaired loans to date have had uncertain cash flows and thus are accounted for under the cost recovery method of income recognition.

For nonimpaired purchased loans, the Company accretes any fair value discount over the life of the loan in a manner consistent with the guidance for accounting for loan origination fees and costs.

A loan is placed on nonaccrual status when, in management's judgment, the collection of interest appears doubtful. The accrual of interest is discontinued on all loans that become 90 days or more past due with respect to principal or interest. The past due status of loans is based on the contractual payment terms. While a loan is on nonaccrual status, the Company's policy is that all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to recoveries of any amounts previously charged off. Further cash receipts are recorded as interest income to the extent that any interest has been foregone. Loans are removed from nonaccrual status when they become current as to both principal and interest and when concern no longer exists as to the collectability of principal or interest. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the originally contracted terms. The nonaccrual policy discussed above applies to all loan classifications.

A loan is considered to be impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured using either 1) an estimate of the cash flows that the Company expects to receive from the borrower discounted at the loan's effective rate, or 2) in the case of a collateral-dependent loan, the fair value of the collateral. Unless restructured, while a loan is considered to be impaired, the Company's policy is that interest accrual is discontinued and all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to recoveries of any amounts previously charged off. Further cash receipts are recorded as interest income to the extent that any interest has been foregone. Impaired loans that are restructured are returned to accruing status in accordance with the restructured terms if the Company believes that the borrower will be able to meet the obligations of the restructured loan terms. The impairment policy discussed above applies to all loan classifications.

(f) Presold Mortgages in Process of Settlement and Loans Held for Sale – As a part of normal business operations, the Company originates residential mortgage loans that have been pre-approved by secondary investors to be sold on a best efforts basis. The terms of the loans are set by the secondary investors, and the purchase price that the investor will pay for the loan is agreed to prior to the funding of the loan by the Company. Generally within three weeks after funding, the loans are transferred to the investor in accordance with the agreed-upon terms. The Company records gains from the sale of these loans on the settlement date of the sale equal to the difference between the proceeds received and the carrying amount of the loan. The gain generally represents the portion of the proceeds attributed to service release premiums received from the investors and the realization of origination fees received from borrowers that were deferred as part of the carrying amount of the loan. Between the initial funding of the loans by the Company and the subsequent reimbursement by the investors, the Company carries the loans on its balance sheet at the lower of cost or market.

Periodically, the Company originates commercial loans and decides to sell them in the secondary market. The Company carries these loans at the lower of cost or fair value at each reporting date. There were no such loans held for sale as of December 31, 2012 or 2011.

As of December 31, 2012, the Company held $30.4 million in loans classified as held for sale because the Company had solicited and received bids to sell approximately $68 million of loans to an unaffiliated third-party investor, and it was the Company's intent to accept one of the offers received. As of December 31, 2012, these loans were reclassified out of the loans held for investment category and segregated on the balance sheet as held for sale. These loans are carried at their liquidation value based on the bid received that the Company accepted, with the remaining difference of approximately $37.6 million being charged-off through the allowance for loan losses. The completion of the loan sale occurred in January 2013.

(g) Allowance for Loan Losses – The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged-off against the allowance for loan losses when management believes that the collectability of the principal is unlikely. The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance considered adequate to absorb losses inherent in the portfolio. Management's determination of the adequacy of the allowance is based on several factors, including:

1. Risk grades assigned to the loans in the portfolio,
2. Specific reserves for larger loans with concerns regarding repayment ability,
3. Current economic conditions, including the local, state, and national economic outlook; interest rate risk; trends in loan volume, mix and size of loans; levels and trends of delinquencies,
4. Historical loan loss experience, and
5. An assessment of the risk characteristics of the Company's loan portfolio, including industry concentrations, payment structures, and credit administration practices.

While management uses the best information available to make evaluations, future adjustments may be necessary if economic and other conditions differ substantially from the assumptions used.

For loans covered under loss share agreements, subsequent decreases to the expected cash flows will generally result in additional provisions for loan losses. Subsequent increases in expected cash flows will result in a reversal of the allowance for loan losses to the extent of prior allowance recognition.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on the examiners' judgment about information available to them at the time of their examinations.

(h) Foreclosed Real Estate – Foreclosed real estate consists primarily of real estate acquired by the Company through legal foreclosure or deed in lieu of foreclosure. The property is initially carried at the lower of cost (generally the loan balance plus additional costs incurred for improvements to the property) or the estimated fair value of the property less estimated selling costs. If there are subsequent declines in fair value, which is reviewed routinely by management, the property is written down to its fair value through a charge to expense. Capital expenditures made to improve the property are capitalized. Costs of holding real estate, such as property taxes, insurance and maintenance, less related revenues during the holding period, are recorded as expense. In December 2012, the Company recorded a write-down of $10.6 million related to its non-covered foreclosed properties. This write-down reduced the carrying value of these properties by approximately 29% beyond their standard carrying value as described above. This write down was recorded because of management's intent to dispose of these properties in an expedited manner and accept sales prices lower than normal practice.

(i) FDIC Indemnification Asset – The FDIC indemnification asset relates to loss share agreements with the FDIC, whereby the FDIC has agreed to reimburse to the Company a percentage of the losses related to loans and other real estate that the Company assumed in the acquisition of two failed banks. This indemnification asset is measured separately from the loan portfolio and other real estate because it is not contractually embedded in the loans and is not transferable with the loans should the Company choose to dispose of them. The carrying value of this receivable at each period end is the sum of: 1) actual claims that have been submitted to the FDIC for reimbursement that have not yet been received and 2) the Company's estimated amount of loan and other real estate losses covered by the agreements multiplied by the FDIC reimbursement percentage. At December 31, 2012 and 2011, the amount of loss claims that had been incurred but not yet reimbursed by the FDIC was $33.0 million and $13.4 million, respectively.

(j) Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based upon available evidence. The Company's investment tax credits, which are low income housing tax credits and state historic tax credits, are recorded in the period that they are reflected in the Company's tax returns.

(k) Intangible Assets – Business combinations are accounted for using the purchase method of accounting. Identifiable intangible assets are recognized separately and are amortized over their estimated useful lives, which for the Company has generally been seven to ten years and at an accelerated rate. Goodwill is recognized in business combinations to the extent that the price paid exceeds the fair value of the net assets acquired, including any identifiable intangible assets. Goodwill is not amortized, but as discussed in Note 1(q), is subject to fair value impairment tests on at least an annual basis.

(l) Bank-owned life insurance – The Company has purchased life insurance policies on certain current and past key employees and directors where the insurance policy benefits and ownership are retained by the employer. These policies are recorded at their cash surrender value. Income from these policies and changes in the net cash surrender value are recorded within noninterest income as "Bank-owned life insurance income."

(m) Other Investments – The Company accounts for investments in limited partnerships, limited liability companies ("LLCs"), and other privately held companies using either the cost or the equity method of accounting. The accounting treatment depends upon the Company's percentage ownership and degree of management influence.

Under the cost method of accounting, the Company records an investment in stock at cost and generally recognizes cash dividends received as income. If cash dividends received exceed the Company's relative ownership of the investee's earnings since the investment date, these payments are considered a return of investment and reduce the cost of the investment.

Under the equity method of accounting, the Company records its initial investment at cost. Subsequently, the carrying amount of the investment is increased or decreased to reflect the Company's share of income or loss of the investee. The Company's recognition of earnings or losses from an equity method investment is based on the Company's ownership percentage in the investee and the investee's earnings on a quarterly basis. The investees generally provide their financial information during the quarter following the end of a given period. The Company's policy is to record its share of earnings or losses on equity method investments in the quarter the financial information is received.

All of the Company's investments in limited partnerships, LLCs, and other companies are privately held, and their market values are not readily available. The Company's management evaluates its investments in investees for impairment based on the investee's ability to generate cash through its operations or obtain alternative financing, and other subjective factors. There are inherent risks associated with the Company's investments in such companies, which may result in income statement volatility in future periods.

At December 31, 2012 and 2011, the Company's investments in limited partnerships, LLCs and other privately held companies totaled $2.4 million and $2.6 million, respectively, and were included in other assets.

(n) Stock Option Plan – At December 31, 2012, the Company had three equity-based employee compensation plans, which are described more fully in Note 15. The Company accounts for these plans under the recognition and measurement principles of relevant accounting guidance.

(o) Per Share Amounts – Basic Earnings Per Common Share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted Earnings Per Common Share is computed by assuming the issuance of common shares for all potentially dilutive common shares outstanding during the reporting period. Currently, the Company's potentially dilutive common stock issuances relate to stock option grants under the Company's equity-based plans and the Company's Series C Preferred stock, which is convertible into common stock on a one-for-one ratio.

In computing Diluted Earnings Per Common Share, adjustments are made to the computation of Basic Earnings Per Common shares, as follows. As it relates to stock options, it is assumed that all dilutive stock options are exercised during the reporting period at their respective exercise prices, with the proceeds from the exercises used by the Company to buy back stock in the open market at the average market price in effect during the reporting period. The difference between the number of shares assumed to be exercised and the number of shares bought back is included in the calculation of dilutive securities. As it relates to the Series C preferred stock, it is assumed that the preferred stock was converted to common stock during the reporting period. Dividends on the preferred stock are added back to net income and the shares assumed to be converted are included in the number of shares outstanding.

If any of the potentially dilutive common stock issuances have an anti-dilutive effect, which is the case when a net loss is reported, the potentially dilutive common stock issuance is disregarded.

The following is a reconciliation of the numerators and denominators used in computing Basic and Diluted Earnings Per Common Share:

	For the Years Ended December 31,								
	2012			2011			2010		
($ in thousands, except per share amounts)	**Income (Numer-ator)**	**Shares (Denom-inator)**	**Per Share Amount**	Income (Numer-ator)	Shares (Denom-inator)	Per Share Amount	Income (Numer-ator)	Shares (Denom-inator)	Per Share Amount
Basic EPS									
Net income (loss) available to common shareholders	**$ (26,215)**	**17,049,513**	**$ (1.54)**	$ 7,476	16,856,072	$ 0.44	$ 5,875	16,764,879	$ 0.35
Effect of dilutive securities	**–**	**–**		–	27,172		–	28,771	
Diluted EPS per common share	**$ (26,215)**	**17,049,513**	**$ (1.54)**	$ 7,476	16,883,244	$ 0.44	$ 5,875	16,793,650	$ 0.35

For the year ended December 31, 2012, all potentially dilutive common stock issuances were disregarded for the purpose of calculating diluted earnings per common share because the Company recorded a net loss and their impact would have been anti-dilutive. For the year ended December 31, 2011 and 2010, there were 396,669 options and 604,752 options, respectively, that were anti-dilutive because the exercise price exceeded the average market price for the year, and thus are not included in the calculation to determine the effect of dilutive securities.

In addition, the warrant for 616,308 shares issued to the Treasury in 2009 and repurchased by the Company in 2011 was anti-dilutive during 2010 and 2011 – see Note 19 for additional information.

(p) Fair Value of Financial Instruments – Relevant accounting guidance requires that the Company disclose estimated fair values for its financial instruments. Fair value methods and assumptions are set forth below for the Company's financial instruments.

Cash and Amounts Due from Banks, Federal Funds Sold, Presold Mortgages in Process of Settlement, Accrued Interest Receivable, and Accrued Interest Payable – The carrying amounts approximate their fair value because of the short maturity of these financial instruments.

Available for Sale and Held to Maturity Securities – Fair values are provided by a third-party and are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or matrix pricing.

Loans – For nonimpaired loans, fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, financial and agricultural, real estate construction, real estate mortgages and installment loans to individuals. Each loan category is further segmented into fixed and variable interest rate terms. The fair value for each category is determined by discounting scheduled future cash flows using current interest rates offered on loans with similar risk characteristics. Fair values for impaired loans are primarily based on estimated proceeds expected upon liquidation of the collateral.

Loans held for sale – The carrying value of loans held for sale approximates fair value at December 31, 2012 as these loans were discounted to liquidation value in connection with an offer to purchase received prior to December 31, 2012.

FDIC Indemnification Asset – Fair value is equal to the FDIC reimbursement rate of the expected losses to be incurred and reimbursed by the FDIC and then discounted over the estimated period of receipt.

Bank-Owned Life Insurance – The carrying value of life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the issuer.

Deposits and Securities Sold Under Agreements to Repurchase – The fair value of securities sold under agreements to repurchase and deposits with no stated maturity, such as noninterest-bearing checking accounts, savings accounts, interest-bearing checking accounts, and money market accounts, is equal to the amount payable on demand as of the valuation date. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings – The fair value of borrowings is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered by the Company's lenders for debt of similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit – At December 31, 2012 and 2011, the Company's off-balance sheet financial instruments had no carrying value. The large majority of commitments to extend credit and standby letters of credit are at variable rates and/or have relatively short terms to maturity. Therefore, the fair value for these financial instruments is considered to be immaterial.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no highly liquid market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include net premises and equipment, intangible and other assets such as foreclosed properties, deferred income taxes, prepaid expense accounts, income taxes currently payable and other various accrued expenses. In addition, the income tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

(q) Impairment – Goodwill is evaluated for impairment on at least an annual basis by comparing the fair value of the reporting units to their related carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company determines whether the implied fair value of the goodwill, using various valuation techniques, exceeds the carrying value of the goodwill. If the carrying value of the goodwill exceeds the implied fair value of the goodwill, an impairment loss is recorded in an amount equal to that excess.

The Company reviews all other long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The

Company's policy is that an impairment loss is recognized if the sum of the undiscounted future cash flows is less than the carrying amount of the asset. Any long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

To date, the Company has not recorded any impairment write-downs of its long-lived assets or goodwill.

(r) Comprehensive Income – Comprehensive income is defined as the change in equity during a period for non-owner transactions and is divided into net income and other comprehensive income. Other comprehensive income includes revenues, expenses, gains, and losses that are excluded from earnings under current accounting standards. The components of accumulated other comprehensive income (loss) for the Company are as follows:

($ in thousands)	**December 31, 2012**	December 31, 2011	December 31, 2010
Unrealized gain on securities available for sale	**$ 3,290**	3,896	2,478
Deferred tax liability	**(1,283)**	(1,520)	(966)
Net unrealized gain on securities available for sale	**2,007**	2,376	1,512
Additional pension liability	**(3,579)**	(18,278)	(10,905)
Deferred tax asset	**1,396**	7,220	4,308
Net additional pension liability	**(2,183)**	(11,058)	(6,597)
Total accumulated other comprehensive income (loss)	**$ (176)**	(8,682)	(5,085)

(s) Segment Reporting – Accounting standards require management to report selected financial and descriptive information about reportable operating segments. The standards also require related disclosures about products and services, geographic areas, and major customers. Generally, disclosures are required for segments internally identified to evaluate performance and resource allocation. The Company's operations are primarily within the banking segment, and the financial statements presented herein reflect the results of that segment. The Company has no foreign operations or customers.

(t) Reclassifications – Certain amounts for prior years have been reclassified to conform to the 2012 presentation. The reclassifications had no effect on net income or shareholders' equity as previously presented, nor did they materially impact trends in financial information.

(u) Recent Accounting Pronouncements – In April 2011, the FASB issued additional guidance to assist creditors with their determination of when a restructuring is a Troubled Debt Restructuring ("TDR"). The determination is based on whether the restructuring constitutes a concession and whether the debtor is experiencing financial difficulties as both events must be present. The new guidance was effective for the Company beginning January 1, 2012 and did not have a material effect on the Company's TDR determinations.

In May 2011, new guidance amended the Fair Value Measurement Topic by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments were effective for the Company beginning January 1, 2012 and had no effect on the financial statements.

The Comprehensive Income Topic was amended in June 2011. The amendment eliminates the option to present other comprehensive income as a part of the statement of changes in stockholders' equity and requires consecutive presentation of the statement of net income and other comprehensive income. The amendments were applicable to the Company on January 1, 2012 and have been applied retrospectively.

The FASB amended the Comprehensive Income Topic in February 2013. The amendments address reporting of amounts reclassified out of accumulated other comprehensive income. Specifically, the amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments do require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, in certain circumstances an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The amendments will be effective for the Company on a prospective basis for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Company does not expect these amendments to have a material effect on its financial statements.

In September 2011, the Intangibles Topic was amended to permit an entity to consider qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. These amendments were effective for the Company on January 1, 2012 and had no effect on the financial statements.

In July 2012, the Intangibles Topic was further amended to permit an entity to consider qualitative factors to determine whether it is more likely than not that indefinite-lived intangible assets are impaired. If it is determined to be more likely than not that indefinite-lived intangible assets are impaired, then the entity is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The amendments are not expected to have a material effect on the Company's financial statements.

In October 2012, the Business Combinations topic was amended to address the subsequent accounting for an indemnification asset resulting from a government-assisted acquisition of a financial institution. The guidance indicates that when a reporting entity records an indemnification asset as a result of a government-assisted acquisition of a financial institution involving an indemnification agreement, the indemnification asset should be subsequently measured on the same basis as the asset subject to indemnification. Any amortization of changes in value should be limited to any contractual limitations on the amount and the term of the indemnification agreement. The amendments should be applied prospectively to any new indemnification assets acquired and to changes in expected cash flows of existing indemnification assets occurring on or after the date of adoption. Prior periods would not be adjusted. These changes will be effective for 2013, however early adoption is permitted. The amendments are not expected to have a material effect on the Company's financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2. Acquisitions – Completed and Pending

The Company did not complete any significant acquisitions during 2010. The Company completed the acquisitions described below in 2011 and 2012. The results of each acquired company/branch are included in the Company's results beginning on its respective acquisition date.

(1) On January 21, 2011, the Bank entered into a loss share purchase and assumption agreement with the FDIC, as receiver for The Bank of Asheville, Asheville, North Carolina. Earlier that day, the North Carolina Commissioner of Banks issued an order for the closure of The Bank of Asheville and appointed the FDIC as receiver. According to the terms of the agreement, First Bank acquired substantially all of the assets and liabilities of The Bank of Asheville. All deposits were assumed by First Bank with no losses to any depositor.

The Bank of Asheville operated through five branches in Asheville, North Carolina with total assets of approximately $198 million and 50 employees.

Substantially all of the loans and foreclosed real estate purchased are covered by loss share agreements between the FDIC and First Bank, which afford First Bank significant loss protection. Under the loss share agreements, the FDIC will cover 80% of covered loan and foreclosed real estate losses. The term for loss sharing on residential real estate loans is ten years, while the term for loss sharing on non-residential real estate loans is five years in respect to losses and eight years in respect to loss recoveries. The reimbursable losses from the FDIC are based on the book value of the relevant loan as determined by the FDIC at the date of the transaction. New loans made after that date are not covered by the loss share agreements.

First Bank received a $23.9 million discount on the assets acquired and paid no deposit premium. The acquisition was accounted for under the purchase method of accounting in accordance with relevant accounting guidance. The statement of net assets acquired as of January 21, 2011 and the resulting gain are presented in the following table. The purchased assets and assumed liabilities were recorded at their respective acquisition date fair values, and identifiable intangible assets were recorded at fair value. The Company recorded an estimated receivable from the FDIC in the amount of $42.2 million, which represented the fair value of the FDIC's portion of the losses that are expected to be incurred and reimbursed to the Company.

An acquisition gain totaling $10.2 million resulted from the acquisition and is included as a component of noninterest income in the statement of income. The amount of the gain is equal to the amount by which the fair value of assets purchased exceeded the fair value of liabilities assumed.

The statement of net assets acquired as of January 21, 2011 and the resulting gain that was recorded are presented in the following table.

($ in thousands)	As Recorded by The Bank of Asheville	Fair Value Adjustments	As Recorded by the Company
Assets			
Cash and cash equivalents	$ 27,297	–	27,297
Securities	4,461	–	4,461
Loans	153,994	(51,726) (a)	102,268
Core deposit intangible	–	277 (b)	277
FDIC indemnification asset	–	42,218 (c)	42,218
Foreclosed properties	3,501	(2,159) (d)	1,342
Other assets	1,146	(370) (e)	776
Total	190,399	(11,760)	178,639
Liabilities			
Deposits	$ 192,284	460 (f)	192,744
Borrowings	4,004	77 (g)	4,081
Other	111	1,447 (h)	1,558
Total	196,399	1,984	198,383
Excess of liabilities received over assets	$ (6,000)	(13,744)	(19,744)
Less: Asset discount	(23,940)		
Cash received/receivable from FDIC at closing	29,940		29,940
Total gain recorded			$ 10,196

Explanation of Fair Value Adjustments

(a) This estimated adjustment is necessary as of the acquisition date to write down The Bank of Asheville's book value of loans to the estimated fair value as a result of future expected loan losses.

(b) This fair value adjustment represents the value of the core deposit base assumed in the acquisition based on a study performed by an independent consulting firm. This amount was recorded by the Company as an identifiable intangible asset and will be amortized as an expense on a straight-line basis over the average life of the core deposit base, which is estimated to be seven years.

(c) This adjustment is the estimated fair value of the amount that the Company expects to receive from the FDIC under its loss share agreements as a result of future loan losses.

(d) This is the estimated adjustment necessary to write down The Bank of Asheville's book value of foreclosed real estate properties to their estimated fair value as of the acquisition date.

(e) This is an immaterial adjustment made to reflect fair value.

(f) This fair value adjustment was recorded because the weighted average interest rate of The Bank of Asheville's time deposits exceeded the cost of similar wholesale funding at the time of the acquisition. This amount will be amortized to reduce interest expense on a declining basis over the life of the portfolio of approximately 48 months.

(g) This fair value adjustment was recorded because the interest rates of The Bank of Asheville's fixed rate borrowings exceeded current interest rates on similar borrowings. This amount was realized shortly after the acquisition by prepaying the borrowings at a premium and thus there will be no future amortization related to this adjustment.

(h) This adjustment relates primarily to the estimate of what the Company will owe to the FDIC at the conclusion of the loss share agreements based on a pre-established formula set forth in those agreements that is based on total expected losses in relation to the amount of the discount bid.

The operating results of the Company for the year ended December 31, 2011 include the operating results of the acquired assets and assumed liabilities for the period subsequent to the acquisition date of January 21, 2011. Due primarily to the significant amount of fair value adjustments and the FDIC loss share agreements now in place, historical results of The Bank of Asheville are not believed to be relevant to the Company's results, and thus no pro forma information is presented.

(2) On August 24, 2012, the Company completed the purchase of a branch of Gateway Bank & Trust Co. located in Wilmington, North Carolina. The Company assumed the branch's $9 million in deposits. No loans were acquired in this transaction. The Company also did not purchase the branch building, but instead transferred the acquired accounts to one of the Company's nearby existing branches. The primary reason for this acquisition was to increase the Company's presence in Wilmington, North Carolina, where the Company already has five branches. The Company paid a deposit premium for the branch of approximately $107,000, which is the amount of the identifiable intangible asset associated with the fair value of the core deposit base. The intangible asset is being amortized as expense on a straight-line basis over a seven year period. This branch's operations are included in the accompanying Consolidated Statements of Income (Loss) beginning on the acquisition date of August 24, 2012. Historical pro forma information is not presented due to the immateriality of the transaction.

(3) At December 31, 2012, the Company had one pending acquisition. On September 26, 2012, the Company's subsidiary, First Bank, entered into an agreement to assume all of the deposits, totaling approximately $64 million, and acquire selected performing loans, totaling approximately $22 million, of the Four Oaks Bank & Trust Company branches located in Southern Pines, North Carolina and Rockingham, North Carolina. First Bank will acquire the Rockingham branch building, while the Southern Pines branch facility will not be acquired. The deposits and loans of the Southern Pines branch will be initially assigned to a First Bank branch located nearby. The transaction is expected to close in the first quarter of 2013.

Note 3. Securities

The book values and approximate fair values of investment securities at December 31, 2012 and 2011 are summarized as follows:

	2012				2011			
	Amortized	**Fair**	**Unrealized**		Amortized	Fair	Unrealized	
($ in thousands)	**Cost**	**Value**	**Gains**	**(Losses)**	Cost	Value	Gains	(Losses)
Securities available for sale:								
Government-sponsored enterprise securities	**$ 11,500**	**11,596**	**96**	**—**	34,511	34,665	170	(16)
Mortgage-backed securities	**143,539**	**146,926**	**3,717**	**(330)**	120,032	124,105	4,164	(91)
Corporate bonds	**3,998**	**3,813**	**75**	**(260)**	13,189	12,488	279	(980)
Equity securities	**5,026**	**5,017**	**16**	**(25)**	10,998	11,368	409	(39)
Total available for sale	**$ 164,063**	**167,352**	**3,904**	**(615)**	178,730	182,626	5,022	(1,126)
Securities held to maturity:								
State and local governments	**$ 56,064**	**61,496**	**5,432**	**—**	57,988	62,754	4,766	—

Included in mortgage-backed securities at December 31, 2012 were collateralized mortgage obligations with an amortized cost of $381,000 and a fair value of $396,000. Included in mortgage-backed securities at December 31, 2011 were collateralized mortgage obligations with an amortized cost of $1,462,000 and a fair value of $1,515,000. All of the Company's mortgage-backed securities, including the collateralized mortgage obligations, were issued by government-sponsored corporations.

The Company owned Federal Home Loan Bank (FHLB) stock with a cost and fair value of $4,934,000 at

December 31, 2012 and $10,904,000 at December 31, 2011, which is included in equity securities above and serves as part of the collateral for the Company's line of credit with the FHLB (see Note 10 for additional discussion). The investment in this stock is a requirement for membership in the FHLB system. Periodically the FHLB recalculates the Company's required level of holdings, and the Company either buys more stock or the FHLB redeems a portion of the stock at cost.

The following table presents information regarding securities with unrealized losses at December 31, 2012:

($ in thousands)	Securities in an Unrealized Loss Position for Less than 12 Months		Securities in an Unrealized Loss Position for More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government-sponsored enterprise securities	$ –	–	–	–	–	-
Mortgage-backed securities	26,330	330	–	-	26,330	330
Corporate bonds	–	–	740	260	740	260
Equity securities	–	–	30	25	30	25
State and local governments	–	–	–	–	–	-
Total temporarily impaired securities	$ 26,330	330	770	285	27,100	615

The following table presents information regarding securities with unrealized losses at December 31, 2011:

($ in thousands)	Securities in an Unrealized Loss Position for Less than 12 Months		Securities in an Unrealized Loss Position for More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government-sponsored enterprise securities	$ 8,984	16	–	–	8,984	16
Mortgage-backed securities	14,902	61	9,302	30	24,204	91
Corporate bonds	4,588	458	2,773	522	7,361	980
Equity securities	4	2	22	37	26	39
State and local governments	–	–	–	–	–	-
Total temporarily impaired securities	$ 28,478	537	12,097	589	40,575	1,126

In the above tables, all of the non-equity securities that were in an unrealized loss position at December 31, 2012 and 2011 are bonds that the Company has determined are in a loss position due to interest rate factors, the overall economic downturn in the financial sector, and the broader economy in general. The Company has evaluated the collectability of each of these bonds and has concluded that there is no other-than-temporary impairment. The Company does not intend to sell these securities, and it is more likely than not that the Company will not be required to sell these securities before recovery of the amortized cost.

At December 31, 2012, the Company's $3.8 million investment in corporate bonds was comprised of the following:

($ in thousands)

Issuer	S&P Issuer Ratings (1)	Maturity Date	Amortized Cost	Market Value
First Citizens Bancorp (South Carolina) Bond	Not Rated	4/1/15	$ 2,998	3,073
First Citizens Bancorp (South Carolina) Trust Preferred Security	Not Rated	6/15/34	1,000	740
Total investment in corporate bonds			$ 3,998	3,813

The Company has concluded that each of the equity securities in an unrealized loss position at December 31, 2012 and 2011 was in such a position due to temporary fluctuations in the market prices of the securities. The Company's policy is to record an impairment charge for any of these equity securities that remains in an unrealized loss position for twelve consecutive months unless the amount is insignificant.

The aggregate carrying amount of cost-method investments was $4,934,000 and $10,904,000 at December 31, 2012 and 2011, respectively, which was the Federal Home Loan Bank stock discussed above. The Company determined that none of its cost-method investments were impaired at either year end.

The book values and approximate fair values of investment securities at December 31, 2012, by contractual maturity, are summarized in the table below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale		Securities Held to Maturity	
($ in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Debt securities				
Due within one year	$ -	-	$ 350	352
Due after one year but within five years	14,498	14,669	3,837	4,140
Due after five years but within ten years	-	-	29,005	31,807
Due after ten years	1,000	740	22,872	25,197
Mortgage-backed securities	143,539	146,926	—	—
Total debt securities	159,037	162,335	56,064	61,496
Equity securities	5,026	5,017	—	—
Total securities	$ 164,063	167,352	$ 56,064	61,496

At December 31, 2012, investment securities with carrying values of $78,519,000 were pledged as collateral for public and private deposits. At December 31, 2011, investment securities with carrying values of $47,418,000 were pledged as collateral for public and private deposits and securities sold under agreements to repurchase.

There were $9,641,000 in sales of securities in 2012, which resulted in a net gain of $439,000. There were $2,518,000 in sales of securities in 2011, which resulted in a net gain of $8,000. There were no sales of securities in 2010. During the twelve months ended December 31, 2012, 2011, and 2010, the Company recorded a net gain of $200,000, $71,000, and $26,000, respectively, related to the call of several municipal and corporate bond securities. Also, during the twelve months ended December 31, 2012, 2011, and 2010, the Company recorded net losses of $1,000, $5,000, and $0, respectively, related to write-downs of the Company's equity portfolio.

Note 4. Loans and Asset Quality Information

The loans and foreclosed real estate that were acquired in FDIC-assisted transactions are covered by loss share agreements between the FDIC and the Company's banking subsidiary, First Bank, which afford First Bank significant loss protection - see Note 2 to the financial statements included in the Company's 2011 Annual Report on Form 10-K for detailed information regarding these transactions. Because of the loss protection provided by the FDIC, the risk of the loans and foreclosed real estate that are covered by loss share agreements are significantly different from those assets not covered under the loss share agreements. Accordingly, the Company presents separately loans subject to the loss share agreements as "covered loans" in the information below and loans that are not subject to the loss share agreements as "non-covered loans."

The following is a summary of the major categories of total loans outstanding:

($ in thousands)	**December 31, 2012**		December 31, 2011	
	Amount	**Percentage**	Amount	Percentage
All loans (non-covered and covered):				
Commercial, financial, and agricultural	**$ 160,790**	**7%**	$ 162,099	7%
Real estate – construction, land development & other land loans	**298,458**	**13%**	363,079	15%
Real estate – mortgage – residential (1-4 family) first mortgages	**815,281**	**34%**	805,542	33%
Real estate – mortgage – home equity loans / lines of credit	**238,925**	**10%**	256,509	11%
Real estate – mortgage – commercial and other	**789,746**	**33%**	762,895	31%
Installment loans to individuals	**71,933**	**3%**	78,982	3%
Subtotal	**2,375,133**	**100%**	2,429,106	100%
Unamortized net deferred loan costs	**1,324**		1,280	
Total loans	**$ 2,376,457**		$ 2,430,386	

As of December 31, 2012 and 2011, net loans include an unamortized premium of $485,000 and $949,000, respectively, related to acquired loans.

At December 31, 2012, the Company also had $30 million classified as "loans held for sale" that are not included in the loan balances disclosed above or in the disclosures presented in the remainder of Note 4. In the fourth quarter of 2012, the Company identified approximately $68 million of non-covered higher-risk loans that it targeted for sale to a third-party investor. Based on an offer to purchase these loans received prior to year-end, the Company wrote the loans down by approximately $38 million to their estimated liquidation value of approximately $30 million and reclassified them as "loans held for sale." The sale of the loans was completed in January 2013 with the Company receiving sales proceeds of approximately $30 million.

Loans in the amount of $2.1 billion were pledged as collateral for certain borrowings as of both December 31, 2012 and December 31, 2011 (see Note 10).

The loans above also include loans to executive officers and directors serving the Company at December 31, 2012 and to their associates, totaling approximately $6.9 million and $5.3 million at December 31, 2012 and 2011, respectively. During 2012, additions to such loans were approximately $3.6 and repayments totaled approximately $2.0. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related borrowers. Management does not believe these loans involve more than the normal risk of collectability or present other unfavorable features.

The following is a summary of the major categories of non-covered loans outstanding:

($ in thousands)	**December 31, 2012**		December 31, 2011	
	Amount	**Percentage**	Amount	Percentage
Non-covered loans:				
Commercial, financial, and agricultural	**$ 155,273**	**7%**	$ 152,627	8%
Real estate – construction, land development & other land loans	**251,569**	**12%**	290,983	14%
Real estate – mortgage – residential (1-4 family) first mortgages	**679,401**	**33%**	646,616	31%
Real estate – mortgage – home equity loans / lines of credit	**219,443**	**11%**	233,171	11%
Real estate – mortgage – commercial and other	**715,973**	**34%**	666,882	32%
Installment loans to individuals	**71,160**	**3%**	77,593	4%
Subtotal	**2,092,819**	**100%**	2,067,872	100%
Unamortized net deferred loan costs	**1,324**		1,280	
Total non-covered loans	**$ 2,094,143**		$ 2,069,152	

The carrying amount of the covered loans at December 31, 2012 consisted of loans that were identified on the date of their purchase as being impaired and those that were classified on the date of their purchase as nonimpaired, as follows:

($ in thousands)	Impaired Purchased Loans – Carrying Value	Impaired Purchased Loans – Unpaid Principal Balance	Nonimpaired Purchased Loans – Carrying Value	Nonimpaired Purchased Loans - Unpaid Principal Balance	Total Covered Loans – Carrying Value	Total Covered Loans – Unpaid Principal Balance
Covered loans:						
Commercial, financial, and agricultural	$ 71	148	5,446	7,009	5,517	7,157
Real estate – construction, land development & other land loans	1,575	2,594	45,314	82,676	46,889	85,270
Real estate – mortgage – residential (1-4 family) first mortgages	794	1,902	135,086	161,416	135,880	163,318
Real estate – mortgage – home equity loans / lines of credit	16	56	19,466	24,431	19,482	24,487
Real estate – mortgage – commercial and other	2,369	4,115	71,404	94,502	73,773	98,617
Installment loans to individuals	–	–	773	828	773	828
Total	$ 4,825	8,815	277,489	370,862	282,314	379,677

The carrying amount of the covered loans at December 31, 2011 consisted of impaired and nonimpaired purchased loans, as follows:

($ in thousands)	Impaired Purchased Loans – Carrying Value	Impaired Purchased Loans – Unpaid Principal Balance	Nonimpaired Purchased Loans – Carrying Value	Nonimpaired Purchased Loans - Unpaid Principal Balance	Total Covered Loans – Carrying Value	Total Covered Loans – Unpaid Principal Balance
Covered loans:						
Commercial, financial, and agricultural	$ 69	319	9,403	11,736	9,472	12,055
Real estate – construction, land development & other land loans	3,865	8,505	68,231	115,489	72,096	123,994
Real estate – mortgage – residential (1-4 family) first mortgages	1,214	2,639	157,712	189,436	158,926	192,075
Real estate – mortgage – home equity loans / lines of credit	127	577	23,211	29,249	23,338	29,826
Real estate – mortgage – commercial and other	2,585	4,986	93,428	125,450	96,013	130,436
Installment loans to individuals	4	6	1,385	1,583	1,389	1,589
Total	$ 7,864	17,032	353,370	472,943	361,234	489,975

The following table presents information regarding covered purchased nonimpaired loans since December 31, 2010. The amounts include principal only and do not reflect accrued interest as of the date of the acquisition or beyond.

($ in thousands)	
Carrying amount of nonimpaired covered loans at December 31, 2010	$ 366,521
Additions due to acquisition of The Bank of Asheville (at fair value)	84,623
Principal repayments	(40,576)
Transfers to foreclosed real estate	(53,999)
Loan charge-offs	(14,797)
Accretion of loan discount	11,598
Carrying amount of nonimpaired covered loans at December 31, 2011	353,370
Principal repayments	(51,582)
Transfers to foreclosed real estate	(30,181)
Loan charge-offs	(10,584)
Accretion of loan discount	16,466
Carrying amount of nonimpaired covered loans at December 31, 2012	$ 277,489

As reflected in the table above, the Company accreted $16,466,000 and $11,598,000 of the loan discount on purchased nonimpaired loans into interest income during 2012 and 2011, respectively. As of December 31, 2012, there was remaining loan discount of $56,515,000 related to purchased performing loans. If these loans continue to be repaid by the borrowers, the Company will accrete the remaining loan discount into interest income over the covered lives of the respective loans. In such circumstances, a corresponding entry to reduce the indemnification asset will be recorded amounting to 80% of the loan discount accretion, which reduces noninterest income. At December 31, 2012, the Company also had $18,406,000 of loan discount related to purchased nonperforming loans. It is not expected that this amount will be accreted, as it represents estimated losses on these loans. An additional $22,441,000 in partial charge-offs have been recorded on purchased loans outstanding at December 31, 2012.

The following table presents information regarding all purchased impaired loans since December 31, 2010, substantially all of which are covered loans. The Company has applied the cost recovery method to all purchased impaired loans at their respective acquisition dates due to the uncertainty as to the timing of expected cash flows, as reflected in the following table.

($ in thousands) Purchased Impaired Loans	Contractual Principal Receivable	Fair Market Value Adjustment – Write Down (Nonaccretable Difference)	Carrying Amount
Balance at December 31, 2010	$ 8,080	2,329	5,751
Additions due to acquisition of The Bank of Asheville	38,452	20,807	17,645
Change due to payments received	(1,620)	(327)	(1,293)
Transfer to foreclosed real estate	(19,881)	(9,308)	(10,573)
Change due to loan charge-off	(7,522)	(4,193)	(3,329)
Other	807	224	583
Balance at December 31, 2011	18,316	9,532	8,784
Change due to payments received	(355)	44	(399)
Transfer to foreclosed real estate	(7,636)	(3,487)	(4,149)
Change due to loan charge-off	(359)	(531)	172
Other	(1,151)	(1,568)	417
Balance at December 31, 2012	$ 8,815	3,990	4,825

Each of the purchased impaired loans are on nonaccrual status and considered to be impaired. Because of the uncertainty of the expected cash flows, the Company is accounting for each purchased impaired loan under the cost recovery method, in which all cash payments are applied to principal. Thus, there is no accretable yield associated with the above loans. During 2012 and 2011, the Company did not receive any payments that exceeded the initial carrying amount of the purchased impaired loans.

Nonperforming assets are defined as nonaccrual loans, restructured loans, loans past due 90 or more days and still accruing interest, nonperforming loans held for sale, and foreclosed real estate. Nonperforming assets are summarized as follows:

ASSET QUALITY DATA *($ in thousands)*	**December 31, 2012**	December 31, 2011
Non-covered nonperforming assets		
Nonaccrual loans	**$ 33,034**	73,566
Restructured loans – accruing	**24,848**	11,720
Accruing loans > 90 days past due	**–**	–
Total non-covered nonperforming loans	**57,882**	85,286
Nonperforming loans held for sale	**21,938**	–
Foreclosed real estate	**26,285**	37,023
Total non-covered nonperforming assets	**$ 106,105**	122,309
Covered nonperforming assets		
Nonaccrual loans (1)	**$ 33,491**	41,472
Restructured loans – accruing	**15,465**	14,218
Accruing loans > 90 days past due	**–**	–
Total covered nonperforming loans	**48,956**	55,690
Foreclosed real estate	**47,290**	85,272
Total covered nonperforming assets	**$ 96,246**	140,962
Total nonperforming assets	**$ 202,351**	263,271

(1) At December 31, 2012 and December 31, 2011, the contractual balance of the nonaccrual loans covered by FDIC loss share agreements was $64.4 million and $69.0 million, respectively.

If the nonaccrual and restructured loans as of December 31, 2012, 2011 and 2010 had been current in accordance with their original terms and had been outstanding throughout the period (or since origination if held for part of the period), gross interest income in the amounts of approximately $7,689,000, $8,724,000 and $8,136,000 for nonaccrual loans and $2,392,000, $1,873,000 and $1,943,000 for restructured loans would have been recorded for 2012, 2011, and 2010, respectively. Interest income on such loans that was actually collected and included in net income in 2012, 2011 and 2010 amounted to approximately $2,824,000, $2,578,000 and $3,195,000 for nonaccrual loans (prior to their being placed on nonaccrual status), and $1,179,000, $1,351,000, and $1,342,000 for restructured loans, respectively. At December 31, 2012 and 2011, we had no commitments to lend additional funds to debtors whose loans were nonperforming.

The following table presents information related to the Company's impaired loans.

($ in thousands)	**As of /for the year ended December 31, 2012**	As of /for the year ended December 31, 2011	As of /for the year ended December 31, 2010
Impaired loans at period end			
Non-covered	**$ 57,882**	85,286	96,003
Covered	**48,956**	55,690	72,825
Total impaired loans at period end	**$ 106,838**	140,976	168,828
Average amount of impaired loans for period			
Non-covered	**$ 85,198**	89,023	89,751
Covered	**54,773**	63,289	95,373
Average amount of impaired loans for period – total	**$ 139,971**	152,312	185,124
Allowance for loan losses related to impaired loans at period end			
Non-covered	**$ 5,051**	5,804	7,613
Covered	**3,509**	5,106	11,155
Allowance for loan losses related to impaired loans - total	**$ 8,560**	10,910	18,768
Amount of impaired loans with no related allowance at period end			
Non-covered	**$ 12,049**	35,721	42,874
Covered	**35,196**	43,702	49,991
Total impaired loans with no related allowance at period end	**$ 47,245**	79,423	92,865

All of the impaired loans noted in the table above were on nonaccrual status at each respective period end except for those classified as restructured loans (see table on previous page for balances).

The remaining tables in this note present information derived from the Company's allowance for loan loss model. Relevant accounting guidance requires certain disclosures to be disaggregated based on how the Company develops its allowance for loan losses and manages its credit exposure. This model combines loan types in a different manner than the tables previously presented.

The following table presents the Company's nonaccrual loans as of December 31, 2012.

($ in thousands)	Non-covered	Covered	Total
Commercial, financial, and agricultural:			
Commercial - unsecured	$ 307	150	457
Commercial - secured	2,398	3	2,401
Secured by inventory and accounts receivable	17	59	76
Real estate – construction, land development & other land loans	6,354	11,698	18,052
Real estate – residential, farmland and multi-family	9,629	10,712	20,341
Real estate – home equity lines of credit	1,622	465	2,087
Real estate - commercial	9,885	10,342	20,227
Consumer	2,822	62	2,884
Total	$ 33,034	33,491	66,525

The following table presents the Company's nonaccrual loans as of December 31, 2011.

($ in thousands)	Non-covered	Covered	Total
Commercial, financial, and agricultural:			
Commercial - unsecured	$ 452	–	452
Commercial - secured	2,190	358	2,548
Secured by inventory and accounts receivable	588	102	690
Real estate – construction, land development & other land loans	22,772	21,204	43,976
Real estate – residential, farmland and multi-family	25,430	11,050	36,480
Real estate – home equity lines of credit	3,161	1,068	4,229
Real estate - commercial	16,203	7,459	23,662
Consumer	2,770	231	3,001
Total	$ 73,566	41,472	115,038

The following table presents an analysis of the payment status of the Company's loans as of December 31, 2012.

($ in thousands)	30-59 Days Past Due	60-89 Days Past Due	Nonaccrual Loans	Current	Total Loans Receivable
Non-covered loans					
Commercial, financial, and agricultural:					
Commercial - unsecured	$ 91	10	307	35,278	35,686
Commercial - secured	1,020	220	2,398	110,074	113,712
Secured by inventory and accounts receivable	52	4	17	21,270	21,343
Real estate – construction, land development & other land loans	490	263	6,354	211,001	218,108
Real estate – residential, farmland, and multi-family	9,673	2,553	9,629	797,584	819,439
Real estate – home equity lines of credit	976	320	1,622	197,962	200,880
Real estate - commercial	4,326	1,131	9,885	612,598	627,940
Consumer	462	219	2,822	52,208	55,711
Total non-covered	$ 17,090	4,720	33,034	2,037,975	2,092,819
Unamortized net deferred loan costs					1,324
Total non-covered loans					$ 2,094,143
Covered loans	$ 6,564	3,417	33,491	238,842	282,314
Total loans	$ 23,654	8,137	66,525	2,276,817	2,376,457

The Company had no non-covered or covered loans that were past due greater than 90 days and accruing interest at December 31, 2012.

The following table presents an analysis of the payment status of the Company's loans as of December 31, 2011.

($ in thousands)	30-59 Days Past Due	60-89 Days Past Due	Nonaccrual Loans	Current	Total Loans Receivable
Non-covered loans					
Commercial, financial, and agricultural:					
Commercial - unsecured	$ 67	591	452	37,668	38,778
Commercial - secured	672	207	2,190	108,682	111,751
Secured by inventory and accounts receivable	247	-	588	20,993	21,828
Real estate – construction, land development & other land loans	1,250	1,411	22,772	221,372	246,805
Real estate – residential, farmland, and multi-family	9,751	4,259	25,430	756,215	795,655
Real estate – home equity lines of credit	1,126	237	3,161	202,912	207,436
Real estate - commercial	2,620	1,006	16,203	567,354	587,183
Consumer	657	286	2,770	54,723	58,436
Total non-covered	$ 16,390	7,997	73,566	1,969,919	2,067,872
Unamortized net deferred loan costs					1,280
Total non-covered loans					$ 2,069,152
Covered loans	$ 6,511	3,388	41,472	309,863	361,234
Total loans	$ 22,901	11,385	115,038	2,279,782	2,430,386

The Company had no non-covered or covered loans that were past due greater than 90 days and accruing interest at December 31, 2011.

The following table presents the activity in the allowance for loan losses for non-covered loans for the year ended December 31, 2012.

($ in thousands)	Commercial, Financial, and Agricultural	Real Estate – Construction, Land Development, & Other Land Loans	Real Estate – Residential, Farmland, and Multi-family	Real Estate – Home Equity Lines of Credit	Real Estate – Commercial and Other	Consumer	Unallo-cated	Total
As of and for the year ended December 31, 2012								
Beginning balance	$ 3,780	11,306	13,532	1,690	3,414	1,872	16	35,610
Charge-offs	(4,912)	(19,312)	(20,879)	(3,287)	(16,616)	(1,539)	–	(66,545)
Recoveries	354	986	430	209	333	273	–	2,585
Provisions	5,465	19,876	20,999	3,272	18,116	1,333	932	69,993
Ending balance	$ 4,687	12,856	14,082	1,884	5,247	1,939	948	41,643
Ending balances as of December 31, 2012: Allowance for loan losses								
Individually evaluated for impairment	$ –	–	50	–	957	–	–	1,007
Collectively evaluated for impairment	$ 4,687	12,856	14,032	1,884	4,290	1,939	948	40,636
Loans acquired with deteriorated credit quality	$ –	–	–	–	–	–	–	–
Loans receivable as of December 31, 2012:								
Ending balance – total	$ 170,741	218,108	819,439	200,880	627,940	55,711	–	2,092,819
Ending balances as of December 31, 2012: Loans								
Individually evaluated for impairment	$ –	4,276	1,705	–	15,040	–	–	21,021
Collectively evaluated for impairment	$ 170,741	213,832	817,734	200,880	612,900	55,711	–	2,071,798
Loans acquired with deteriorated credit quality	$ –	–	–	–	–	–	–	–

The following table presents the activity in the allowance for loan losses for non-covered loans for the year ended December 31, 2011.

($ in thousands)	Commercial, Financial, and Agricultural	Real Estate – Construction, Land Development, & Other Land Loans	Real Estate – Residential, Farmland, and Multi-family	Real Estate – Home Equity Lines of Credit	Real Estate – Commercial and Other	Consumer	Unallo-cated	Total
As of and for the year ended December 31, 2011								
Beginning balance	$ 4,731	12,520	11,283	3,634	3,972	1,961	174	38,275
Charge-offs	(2,703)	(16,240)	(9,045)	(1,147)	(3,355)	(845)	(524)	(33,859)
Recoveries	389	1,142	719	107	37	182	93	2,669
Provisions	1,363	13,884	10,575	(904)	2,760	574	273	28,525
Ending balance	$ 3,780	11,306	13,532	1,690	3,414	1,872	16	35,610
Ending balances as of December 31, 2011: Allowance for loan losses								
Individually evaluated for impairment	$ 60	607	150	–	200	–	–	1,017
Collectively evaluated for impairment	$ 3,720	10,699	13,382	1,690	3,214	1,872	16	34,593
Loans acquired with deteriorated credit quality	$ –	–	–	–	–	–	–	–
Loans receivable as of December 31, 2011:								
Ending balance – total	$ 172,357	246,805	795,655	207,436	587,183	58,436	–	2,067,872
Ending balances as of December 31, 2011: Loans								
Individually evaluated for impairment	$ 2,526	34,750	11,880	527	30,846	12	–	80,541
Collectively evaluated for impairment	$ 169,831	212,055	783,775	206,909	556,337	58,424	–	1,987,331
Loans acquired with deteriorated credit quality	$ –	920	–	–	–	–	–	920

The following table presents the activity in the allowance for loan losses for covered loans for the year ended December 31, 2012.

($ in thousands)	Covered Loans
As of and for the year ended December 31, 2012	
Beginning balance	$ 5,808
Charge-offs	(10,728)
Recoveries	-
Provisions	9,679
Ending balance	$ 4,759
Ending balances as of December 31, 2012: Allowance for loan losses	
Individually evaluated for impairment	$ 4,459
Collectively evaluated for impairment	300
Loans acquired with deteriorated credit quality	17
Loans receivable as of December 31, 2012:	
Ending balance – total	$ 282,314
Ending balances as of December 31, 2012: Loans	
Individually evaluated for impairment	$ 74,914
Collectively evaluated for impairment	207,400
Loans acquired with deteriorated credit quality	4,825

The following table presents the activity in the allowance for loan losses for covered loans for the year ended December 31, 2011.

($ in thousands)	Covered Loans
As of and for the year ended December 31, 2011	
Beginning balance	$ 11,155
Charge-offs	(18,123)
Recoveries	-
Provisions	12,776
Ending balance	$ 5,808
Ending balances as of December 31, 2011: Allowance for loan losses	
Individually evaluated for impairment	$ 5,481
Collectively evaluated for impairment	-
Loans acquired with deteriorated credit quality	327
Loans receivable as of December 31, 2011:	
Ending balance – total	$ 361,234
Ending balances as of December 31, 2011: Loans	
Individually evaluated for impairment	$ 44,723
Collectively evaluated for impairment	316,511
Loans acquired with deteriorated credit quality	7,864

The following table presents the Company's impaired loans as of December 31, 2012.

($ in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
Non-covered loans with no related allowance recorded:				
Commercial, financial, and agricultural:				
Commercial - unsecured	$ -	-	-	-
Commercial - secured	-	-	-	87
Secured by inventory and accounts receivable	-	-	-	5
Real estate – construction, land development & other land loans	4,277	4,305	-	8,600
Real estate – residential, farmland, and multi-family	1,597	1,618	-	2,692
Real estate – home equity lines of credit	-	-	-	64
Real estate – commercial	6,175	6,851	-	12,724
Consumer	-	-	-	2
Total non-covered impaired loans with no allowance	$ 12,049	12,774	-	24,174
Total covered impaired loans with no allowance	$ 35,196	71,413	-	39,372
Total impaired loans with no allowance recorded	$ 47,245	84,187	-	63,546
Non-covered loans with an allowance recorded:				
Commercial, financial, and agricultural:				
Commercial - unsecured	$ 307	386	58	221
Commercial - secured	2,398	2,762	436	2,304
Secured by inventory and accounts receivable	17	43	4	548
Real estate – construction, land development & other land loans	3,934	5,730	1,213	12,199
Real estate – residential, farmland, and multi-family	23,859	25,844	1,955	27,186
Real estate – home equity lines of credit	1,645	2,120	96	2,901
Real estate – commercial	10,851	13,048	936	12,863
Consumer	2,822	2,858	353	2,802
Total non-covered impaired loans with allowance	$ 45,833	52,791	5,051	61,024
Total covered impaired loans with allowance	$ 13,760	18,271	3,509	15,401
Total impaired loans with an allowance recorded	$ 59,593	71,062	8,560	76,425

Interest income recorded on non-covered and covered impaired loans during the year ended December 31, 2012 was insignificant.

The related allowance listed above includes both reserves on loans specifically reviewed for impairment and general reserves on impaired loans that were not specifically reviewed for impairment.

The following table presents the Company's impaired loans as of December 31, 2011.

($ in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
Non-covered loans with no related allowance recorded:				
Commercial, financial, and agricultural:				
Commercial - unsecured	$ –	–	–	–
Commercial - secured	295	478	–	504
Secured by inventory and accounts receivable	27	493	–	124
Real estate – construction, land development & other land loans	15,105	20,941	–	17,876
Real estate – residential, farmland, and multi-family	3,442	4,741	–	5,278
Real estate – home equity lines of credit	46	300	–	79
Real estate – commercial	16,794	18,817	–	13,359
Consumer	12	39	–	15
Total non-covered impaired loans with no allowance	$ 35,721	45,809	–	37,235
Total covered impaired loans with no allowance	$ 43,702	78,578	–	49,030
Total impaired loans with no allowance recorded	$ 79,423	124,387	–	86,265
Non-covered loans with an allowance recorded:				
Commercial, financial, and agricultural:				
Commercial - unsecured	$ 452	454	59	226
Commercial - secured	1,895	1,899	295	1,427
Secured by inventory and accounts receivable	561	571	156	391
Real estate – construction, land development & other land loans	10,360	12,606	2,244	15,782
Real estate – residential, farmland, and multi-family	24,460	26,153	2,169	22,487
Real estate – home equity lines of credit	3,115	3,141	117	2,544
Real estate – commercial	5,965	6,421	283	6,602
Consumer	2,757	2,759	481	2,329
Total non-covered impaired loans with allowance	$ 49,565	54,004	5,804	51,788
Total covered impaired loans with allowance	$ 11,988	15,670	5,106	14,259
Total impaired loans with an allowance recorded	$ 61,553	69,674	10,910	66,047

Interest income recorded on non-covered and covered impaired loans during the year ended December 31, 2011 was insignificant.

The related allowance listed above includes both reserves on loans specifically reviewed for impairment and general reserves on impaired loans that were not specifically reviewed for impairment.

The Company tracks credit quality based on its internal risk ratings. Upon origination a loan is assigned an initial risk grade, which is generally based on several factors such as the borrower's credit score, the loan-to-value ratio, the debt-to-income ratio, etc. Loans that are risk-graded as substandard during the origination process are declined. After loans are initially graded, they are monitored monthly for credit quality based on many factors, such as payment history, the borrower's financial status, and changes in collateral value. Loans can be downgraded or upgraded depending on management's evaluation of these factors. Internal risk-grading policies are consistent throughout each loan type.

The following describes the Company's internal risk grades in ascending order of likelihood of loss:

	Numerical Risk Grade	Description
Pass:		
	1	Cash secured loans.
	2	Non-cash secured loans that have no minor or major exceptions to the lending guidelines.
	3	Non-cash secured loans that have no major exceptions to the lending guidelines.
Weak Pass:		
	4	Non-cash secured loans that have minor or major exceptions to the lending guidelines, but the exceptions are properly mitigated.
Watch or Standard:		
	9	Loans that meet the guidelines for a Risk Graded 5 loan, except the collateral coverage is sufficient to satisfy the debt with no risk of loss under reasonable circumstances. This category also includes all loans to insiders and any other loan that management elects to monitor on the watch list.
Special Mention:		
	5	Existing loans with major exceptions that cannot be mitigated.
Classified:		
	6	Loans that have a well-defined weakness that may jeopardize the liquidation of the debt if deficiencies are not corrected.
	7	Loans that have a well-defined weakness that make the collection or liquidation improbable.
	8	Loans that are considered uncollectible and are in the process of being charged-off.

The following table presents the Company's recorded investment in loans by credit quality indicators as of December 31, 2012.

($ in thousands)	Credit Quality Indicator (Grouped by Internally Assigned Grade)						
	Pass (Grades 1, 2, & 3)	Weak Pass (Grade 4)	Watch or Standard Loans (Grade 9)	Special Mention Loans (Grade 5)	Classified Loans (Grades 6, 7, & 8)	Nonaccrual Loans	Total
Non-covered loans:							
Commercial, financial, and agricultural:							
Commercial - unsecured	$ 10,283	24,031	10	472	583	307	35,686
Commercial - secured	32,196	72,838	1,454	3,676	1,150	2,398	113,712
Secured by inventory and accounts receivable	2,344	18,126	248	491	117	17	21,343
Real estate – construction, land development & other land loans	31,582	163,588	3,830	9,045	3,709	6,354	218,108
Real estate – residential, farmland, and multi-family	249,313	499,922	7,154	29,091	24,330	9,629	819,439
Real estate – home equity lines of credit	125,310	66,412	2,160	3,526	1,850	1,622	200,880
Real estate - commercial	123,814	449,316	21,801	14,050	9,074	9,885	627,940
Consumer	27,826	23,403	77	954	629	2,822	55,711
Total	$602,668	1,317,636	36,734	61,305	41,442	33,034	2,092,819
Unamortized net deferred loan costs							1,324
Total non-covered loans							$2,094,143
Total covered loans	$ 42,935	124,451	–	7,569	73,868	33,491	282,314
Total loans	$645,603	1,442,087	36,734	68,874	115,310	66,525	2,376,457

At December 31, 2012, there was an insignificant amount of loans that were graded "8" with an accruing status.

The following table presents the Company's recorded investment in loans by credit quality indicators as of December 31, 2011.

($ in thousands)	Credit Quality Indicator (Grouped by Internally Assigned Grade)						
	Pass (Grades 1, 2, & 3)	Weak Pass (Grade 4)	Watch or Standard Loans (Grade 9)	Special Mention Loans (Grade 5)	Classified Loans (Grades 6, 7, & 8)	Nonaccrual Loans	Total
Non-covered loans:							
Commercial, financial, and agricultural:							
Commercial - unsecured	$ 13,516	23,735	13	217	845	452	38,778
Commercial - secured	36,587	66,105	1,912	2,196	2,761	2,190	111,751
Secured by inventory and accounts receivable	3,756	16,197	282	756	249	588	21,828
Real estate – construction, land development & other land loans	37,596	156,651	6,490	9,903	13,393	22,772	246,805
Real estate – residential, farmland, and multi-family	257,163	456,188	10,248	17,687	28,939	25,430	795,655
Real estate – home equity lines of credit	130,913	67,606	2,422	1,868	1,466	3,161	207,436
Real estate - commercial	140,577	372,614	30,722	11,502	15,565	16,203	587,183
Consumer	30,693	23,550	67	368	988	2,770	58,436
Total	$650,801	1,182,646	52,156	44,497	64,206	73,566	2,067,872
Unamortized net deferred loan costs							1,280
Total non-covered loans							$2,069,152
Total covered loans	$ 62,052	161,508	–	8,033	88,169	41,472	361,234
Total loans	$712,853	1,344,154	52,156	52,530	152,375	115,038	2,430,386

At December 31, 2011, there was an insignificant amount of loans that were graded "8" with an accruing status.

Troubled Debt Restructurings

The restructuring of a loan is considered a "troubled debt restructuring" if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses.

The vast majority of the Company's troubled debt restructurings modified during the year ended December 31, 2011 and 2012 related to interest rate reductions combined with restructured amortization schedules. The Company does not grant principal forgiveness.

All loans classified as troubled debt restructurings are considered to be impaired and are evaluated as such for determination of the allowance for loan losses. The Company's troubled debt restructurings can be classified as either nonaccrual or accruing based on the loan's payment status. The troubled debt restructurings that are nonaccrual are reported within the nonaccrual loan totals presented previously.

The following table presents information related to loans modified in a troubled debt restructuring during the years ended December 31, 2012 and 2011.

($ in thousands)	For the year ended December 31, 2012		
	Number of Contracts	Pre-Modification Restructured Balances	Post-Modification Restructured Balances
Non-covered TDRs – Accruing			
Real estate – construction, land development & other land loans	2	$ 642	$ 642
Real estate – residential, farmland, and multi-family	8	1,653	1,653
Real estate – commercial	–	–	–
Non-covered TDRs - Nonaccrual			
Commercial, financial, and agricultural:			
Commercial – secured	1	11	11
Real estate – construction, land development & other land loans	2	332	332
Real estate – residential, farmland, and multi-family	17	3,736	3,736
Real estate – home equity lines of credit	1	123	123
Real estate – commercial	5	1,082	1,082
Total non-covered TDRs arising during period	36	7,579	7,579
Total covered TDRs arising during period– Accruing	6	$ 7,526	$ 7,342
Total covered TDRs arising during period – Nonaccrual	4	1,230	1,231
Total TDRs arising during period	46	$ 16,335	$ 16,152

($ in thousands)	For the year ended December 31, 2011		
	Number of Contracts	Pre-Modification Restructured Balances	Post-Modification Restructured Balances
Non-covered TDRs – Accruing			
Real estate – construction, land development & other land loans	2	$ 501	$ 543
Real estate – residential, farmland, and multi-family	5	1,635	1,645
Real estate – commercial	4	1,871	1,871
Non-covered TDRs - Nonaccrual			
Commercial, financial, and agricultural:			
Commercial – secured	–	–	–
Real estate – construction, land development & other land loans	1	357	357
Real estate – residential, farmland, and multi-family	3	382	438
Real estate – home equity lines of credit	–	–	–
Real estate – commercial	4	1,408	1,408
Total non-covered TDRs arising during period	19	6,154	6,262
Total covered TDRs arising during period– Accruing	37	$ 6,528	$ 6,528
Total covered TDRs arising during period – Nonaccrual	8	1,472	1,472
Total TDRs arising during period	64	$ 14,154	$ 14,262

As part of a routine regulatory exam that concluded in the third quarter of 2012, the Company reclassified approximately $30 million of performing loans to TDR status during the second and third quarters of 2012. Because these loans were restructured prior to January 1, 2012 they are not included in the tables above. Also, in connection with an anticipated planned asset disposition, the Company recorded $6 million in charge-offs to write-down the TDRs to their estimated liquidation value at December 31, 2012, and reclassified approximately $5 million of TDRs to the "nonperforming loans held for sale" category as of December 31, 2012.

There were no non-covered accruing restructured loans that were modified in the previous 12 months and that defaulted during the years ended December 31, 2012 and 2011. There were three covered accruing restructured loans totaling $0.4 million that were modified in the previous 12 months and that defaulted during the year ended December 31, 2012. There were no covered accruing restructured loans that were modified in the previous 12 months and that defaulted during the year ended December 31, 2011. The Company considers a loan to have defaulted when it becomes 90 or more days delinquent under the modified terms, has been transferred to nonaccrual status, or has been transferred to other real estate owned.

Note 5. Premises and Equipment

Premises and equipment at December 31, 2012 and 2011 consisted of the following:

($ in thousands)	**2012**	2011
Land	**$ 23,359**	22,700
Buildings	**58,601**	53,818
Furniture and equipment	**34,179**	31,618
Leasehold improvements	**1,980**	2,003
Total cost	**118,119**	110,139
Less accumulated depreciation and amortization	**(43,748)**	(40,164)
Net book value of premises and equipment	**$ 74,371**	69,975

Note 6. FDIC Indemnification Asset

As discussed in Note 1(i), the FDIC indemnification asset is the estimated amount that the Company will receive from the FDIC under loss share agreements associated with two FDIC-assisted failed bank acquisitions.

At December 31, 2012 and 2011, the FDIC indemnification asset was comprised of the following components:

($ in thousands)	**2012**	2011
Receivable related to loss claims incurred, not yet reimbursed	**$ 33,040**	13,377
Receivable related to estimated future claims on loans	**62,044**	90,275
Receivable related to estimated future claims on foreclosed real estate	**7,475**	18,025
FDIC indemnification asset	**$ 102,559**	121,677

The following presents a rollforward of the FDIC indemnification asset since January 1, 2010.

($ in thousands)	
Balance at January 1, 2010	$ 143,221
Increase related to unfavorable change in loss estimates	30,419
Increase related to reimbursable expenses	2,900
Cash received	(46,721)
Accretion of loan discount	(6,100)
Balance at December 31, 2010	$ 123,719
Increase related to acquisition of The Bank of Asheville	42,218
Increase related to unfavorable change in loss estimates	29,814
Increase related to reimbursable expenses	5,725
Cash received	(69,339)
Accretion of loan discount	(9,278)
Other	(1,182)
Balance at December 31, 2011	$ 121,677
Increase related to unfavorable changes in loss estimates	16,984
Increase related to reimbursable expenses	6,947
Cash received	(29,796)
Accretion of loan discount	(13,173)
Other	(80)
Balance at December 31, 2012	$ 102,559

Note 7. Goodwill and Other Intangible Assets

The following is a summary of the gross carrying amount and accumulated amortization of amortized intangible assets as of December 31, 2012 and December 31, 2011 and the carrying amount of unamortized intangible assets as of those same dates. In 2012, the Company recorded a core deposit premium intangible of $107,000 in connection with a branch acquisition, which is being amortized on a straight-line basis over the estimated life of the related deposits of seven years. In 2011, the Company recorded a core deposit premium intangible of $277,000 in connection with the acquisition of The Bank of Asheville, which is being amortized on a straight-line basis over the estimated life of the related deposits of seven years.

	December 31, 2012		December 31, 2011	
($ in thousands)	**Gross Carrying Amount**	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Customer lists	**$ 678**	**417**	$ 678	357
Core deposit premiums	**7,974**	**5,128**	7,867	4,291
Total	**$ 8,652**	**5,545**	$ 8,545	4,648
Unamortized intangible assets:				
Goodwill	**$ 65,835**		$ 65,835	

Amortization expense totaled $897,000, $902,000 and $874,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Goodwill is evaluated for impairment on at least an annual basis – see Note 1(q). For each of the years presented, the Company's evaluation indicated that there was no goodwill impairment.

The following table presents the estimated amortization expense for intangible assets for each of the five calendar years ending December 31, 2017 and the estimated amount amortizable thereafter. These estimates are subject to change in future periods to the extent management determines it is necessary to make adjustments to the carrying value or estimated useful lives of amortized intangible assets.

($ in thousands)	Estimated Amortization Expense
2013	$ 797
2014	693
2015	638
2016	571
2017	321
Thereafter	88
Total	$ 3,108

Note 8. Income Taxes

Total income taxes for the years ended December 31, 2012, 2011 and 2010 were allocated as follows:

(In thousands)	**2012**	2011	2010
Allocated to net income	**$ (16,952)**	7,370	4,960
Allocated to stockholders' equity, for unrealized holding gain/loss on debt and equity securities for financial reporting purposes	**(237)**	554	251
Allocated to stockholders' equity, for tax expense (benefit) of pension liabilities	**5,824**	(2,912)	(688)
Total income tax expense (benefit)	**$ (11,365)**	5,012	4,523

The components of income tax expense (benefit) for the years ended December 31, 2012, 2011 and 2010 are as follows:

(In thousands)	**2012**	2011	2010
Current - Federal	**$ (8,401)**	9,204	25,353
- State	**(43)**	2,094	3,807
Deferred - Federal	**(5,914)**	(3,234)	(21,092)
- State	**(2,594)**	(694)	(3,108)
Total	**$ (16,952)**	7,370	4,960

The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2012 and 2011 are presented below:

(In thousands)	**2012**	2011
Deferred tax assets:		
Allowance for loan losses	**$ 18,228**	16,458
Excess book over tax SERP retirement plan cost	**2,553**	2,378
Deferred compensation	**128**	138
State net operating loss carryforwards	**961**	62
Accruals, book versus tax	**1,403**	329
Pension liability adjustments	**1,396**	7,220
Foreclosed real estate	**6,813**	1,402
Basis differences in assets acquired in FDIC transactions	**1,058**	771
Nonqualified stock options	**554**	277
Nonaccrual loan interest	**420**	744
All other	**732**	663
Gross deferred tax assets	**34,246**	30,442
Less: Valuation allowance	**(112)**	(81)
Net deferred tax assets	**34,134**	30,361
Deferred tax liabilities:		
Loan fees	**(1,427)**	(1,217)
Excess tax over book pension cost	**(451)**	(219)
Depreciable basis of fixed assets	**(2,308)**	(2,372)
Amortizable basis of intangible assets	**(9,119)**	(8,334)
Unrealized gain on securities available for sale	**(1,283)**	(1,520)
FHLB stock dividends	**(437)**	(437)
All other	**(124)**	(198)
Gross deferred tax liabilities	**(15,149)**	(14,297)
Net deferred tax asset - included in other assets	**$ 18,985**	16,064

A portion of the annual change in the net deferred tax asset relates to unrealized gains and losses on securities available for sale. The related 2012 and 2011 deferred tax expense (benefit) of approximately ($237,000) and $554,000 respectively, has been recorded directly to shareholders' equity. Additionally, a portion of the annual change in the net deferred tax asset relates to pension adjustments. The related 2012 and 2011 deferred tax expense (benefit) of $5,824,000 and ($2,912,000), respectively, has been recorded directly to shareholders' equity. The balance of the 2012 decrease in the net deferred tax asset of $8,508,000 is reflected as a deferred income tax expense, and the balance of the 2011 increase in the net deferred tax asset of $3,928,000 is reflected as a deferred income tax benefit in the consolidated statement of income (loss).

The valuation allowances for 2012 and 2011 relate primarily to state net operating loss carryforwards. It is management's belief that the realization of the remaining net deferred tax assets is more likely than not.

The Company had no significant uncertain tax positions, and thus no reserve for uncertain tax positions has been recorded. Additionally, the Company determined that it has no material unrecognized tax benefits that if recognized would affect the effective tax rate. The Company's general policy is to record tax penalties and interest as a component of "other operating expenses."

The Company's tax returns are subject to income tax audit by federal and state agencies beginning with the year 2009.

Retained earnings at December 31, 2012 and 2011 includes approximately $6,869,000 representing pre-1988 tax bad debt reserve base year amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse or may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a reduction in qualifying loan levels relative to the end of 1987, failure to meet the definition of a bank, dividend payments in excess of accumulated tax earnings and profits, or other distributions in dissolution, liquidation or redemption of the Bank's stock.

The following is a reconcilement of federal income tax expense at the statutory rate of 35% to the income tax provision reported in the financial statements.

(In thousands)	**2012**	2011	2010
Tax provision at statutory rate	**$ (14,125)**	7,354	5,230
Increase (decrease) in income taxes resulting from:			
Tax-exempt interest income	**(831)**	(852)	(726)
Low income housing tax credits	**(181)**	(163)	(143)
Non-deductible interest expense	**23**	33	37
State income taxes, net of federal benefit	**(1,714)**	910	454
Change in valuation allowance	**31**	(5)	(145)
Other, net	**(155)**	93	253
Total	**$ (16,952)**	7,370	4,960

Note 9. Time Deposits, Securities Sold Under Agreements to Repurchase, and Related Party Deposits

At December 31, 2012, the scheduled maturities of time deposits were as follows:

($ in thousands)	
2013	$ 888,823
2014	119,240
2015	83,545
2016	45,858
2017	33,071
Thereafter	3,123
	$ 1,173,660

For the years ended December 31, 2012, 2011, and 2010, the Company recorded amortization of deposit premiums amounting to $85,000, $337,000 and $2,211,000, respectively, which reduced interest expense. The deposit premiums related to the Company's acquisitions are discussed in Note 2. The Company has $38,000 remaining in unamortized deposit premiums at December 31, 2012.

Securities sold under agreements to repurchase represent short-term borrowings by the Company with maturities less than one year and are collateralized by a portion of the Company's securities portfolio, which have been delivered to a third-party custodian for safekeeping. The Company had no securities sold under agreements to repurchase at December 31, 2012.

The following table presents certain information for securities sold under agreements to repurchase:

($ in thousands)	2012	2011
Balance at December 31	$ —	$ 17,105
Weighted average interest rate at December 31	—	0.32%
Maximum amount outstanding at any month-end during the year	$ 16,745	$ 72,926
Average daily balance outstanding during the year	$ 1,667	$ 55,011
Average annual interest rate paid during the year	0.24%	0.33%

Deposits received from executive officers and directors and their associates totaled approximately $30,542,000 and $30,764,000 at December 31, 2012 and 2011, respectively. These deposit accounts have substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other non-related depositors.

Note 10. Borrowings and Borrowings Availability

The following tables present information regarding the Company's outstanding borrowings at December 31, 2012 and 2011:

Description - 2012	Due date	Call Feature	2012 Amount	Interest Rate
Trust Preferred Securities	1/23/34	Quarterly by Company beginning 1/23/09	$ 20,620,000	3.01% at 12/31/12 adjustable rate 3 month LIBOR + 2.70%
Trust Preferred Securities	6/15/36	Quarterly by Company beginning 6/15/11	25,774,000	1.70% at 12/31/12 adjustable rate 3 month LIBOR + 1.39%
Total borrowings / weighted average rate as of December 31, 2012			$ 46,394,000	2.28%

Description - 2011	Due date	Call Feature	2011 Amount	Interest Rate
FHLB Term Note	4/20/12	Quarterly by FHLB, beginning 4/20/09	$ 7,500,000	4.51% fixed
FHLB Term Note	6/28/12	None	15,000,000	0.69% fixed
FHLB Term Note	12/28/12	None	7,500,000	0.91% fixed
FHLB Term Note	6/28/2013	None	15,000,000	0.72% fixed
FHLB Term Note	12/30/13	None	7,500,000	1.50% fixed
FHLB Term Note	1/13/14	None	20,000,000	1.38% fixed
FHLB Term Note	6/30/14	None	15,000,000	1.21% fixed
Trust Preferred Securities	1/23/34	Quarterly by Company beginning 1/23/09	20,620,000	3.13% at 12/31/11 adjustable rate 3 month LIBOR + 2.70%
Trust Preferred Securities	6/15/36	Quarterly by Company beginning 6/15/11	25,774,000	1.94% at 12/31/11 adjustable rate 3 month LIBOR + 1.39%
Total borrowings / weighted average rate			133,894,000	1.74%
Unamortized fair market value adjustment recorded in acquisition			31,000	
Total borrowings as of December 31, 2011			$ 133,925,000	

In the above tables, the $20.6 million in borrowings due on January 23, 2034 relate to borrowings structured as trust preferred capital securities that were issued by First Bancorp Capital Trusts II and III ($10.3 million by each trust), which are unconsolidated subsidiaries of the Company, on December 19, 2003 and qualify as capital for regulatory capital adequacy requirements. These unsecured debt securities are callable by the Company at par on any quarterly interest payment date beginning on January 23, 2009. The interest rate on these debt securities adjusts on a quarterly basis at a rate of three-month LIBOR plus 2.70%.

In the above tables, the $25.8 million in borrowings due on June 15, 2036 relate to borrowings structured as trust preferred capital securities that were issued by First Bancorp Capital Trust IV, an unconsolidated subsidiary of the Company, on April 13, 2006 and qualify as capital for regulatory capital adequacy requirements. These unsecured debt securities are callable by the Company at par on any quarterly interest payment date beginning on June 15, 2011. The interest rate on these debt securities adjusts on a quarterly basis at a rate of three-month LIBOR plus 1.39%.

At December 31, 2012, the Company had three sources of readily available borrowing capacity – 1) an approximately $372 million line of credit with the FHLB, of which none was outstanding at December 31, 2012 and $88 million was outstanding at December 31, 2011, 2) a $50 million overnight federal funds line of credit with a correspondent bank, of which none was outstanding at December 31, 2012 or 2011, and 3) an approximately $88 million line of credit through the Federal Reserve Bank of Richmond's (FRB) discount window, of which none was outstanding at December 31, 2012 or 2011.

In December 2012, the Company repaid its remaining $65 million in FHLB advances prior to their maturity dates, which resulted in $0.5 million in prepayment penalties that are included in "Other gains (losses)" in the Consolidated Statement of Income (Loss) for 2012.

The Company's line of credit with the FHLB totaling approximately $372 million can be structured as either short-term or long-term borrowings, depending on the particular funding or liquidity needs and is secured by the Company's FHLB stock and a blanket lien on most of its real estate loan portfolio. The borrowing capacity was reduced by $143 million and $203 million at December 31, 2012 and 2011, as a result of the Company pledging letters of credit for public deposits at each of those dates. Accordingly, the Company's unused FHLB line of credit was $229 million at December 31, 2012.

The Company's correspondent bank relationship allows the Company to purchase up to $50 million in federal funds on an overnight, unsecured basis (federal funds purchased). The Company had no borrowings outstanding under this line at December 31, 2012 or 2011.

The Company has a line of credit with the FRB discount window. This line is secured by a blanket lien on a portion of the Company's commercial and consumer loan portfolio (excluding real estate). Based on the collateral owned by the Company as of December 31, 2012, the available line of credit was approximately $88 million. The Company had no borrowings outstanding under this line of credit at December 31, 2012 or 2011.

At December 31, 2011, the Company also had a $10 million line of credit with a correspondent bank that was secured by 100% of the common stock of the Bank. The line of credit was not drawn at December 31, 2011. This line of credit matured in March 2012, and the Company decided not to renew this line of credit.

Note 11. Leases

Certain bank premises are leased under operating lease agreements. Generally, operating leases contain renewal options on substantially the same basis as current rental terms. Rent expense charged to operations under all operating lease agreements was $1.3 million in 2012, $1.2 million in 2011, and $2.1 million in 2010.

Future obligations for minimum rentals under noncancelable operating leases at December 31, 2012 are as follows:

($ in thousands)	
Year ending December 31:	
2013	$ 868
2014	844
2015	721
2016	608
2017	515
Thereafter	1,584
Total	$ 5,140

Note 12. Employee Benefit Plans

401(k) Plan. The Company sponsors a retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code. Through December 31, 2012, employees who have completed one year of service are eligible to participate in the plan. Subsequent to December 31, 2012, the waiting period has been reduced to three months. New employees, who have met the service requirement, are automatically enrolled in the plan at a 2% deferral rate, which can be modified by the employee at any time. An eligible employee may contribute up to 15% of annual salary to the plan. The Company contributes an amount equal to the sum of 1) 100% of the employee's salary contributed up to 3% and 2) 50% of the employee's salary contributed between 3% and 5%. Company contributions are 100% vested immediately. The Company's matching contribution expense was $1.2 million, $1.2 million, and $1.1 million, for the years ended December 31, 2012, 2011, and 2010, respectively. Although discretionary contributions by the Company are permitted by the plan, the Company did not make any such contributions in 2012, 2011 or 2010. The Company's matching and discretionary contributions are made in the form of Company stock, which can be transferred by the employee into other investment options offered by the plan at any time. Employees are not permitted to invest their own contributions in Company stock.

Pension Plan. Historically, the Company offered a noncontributory defined benefit retirement plan (the "Pension Plan") that qualified under Section 401(a) of the Internal Revenue Code. The Pension Plan provided for a monthly payment, at normal retirement age of 65, equal to one-twelfth of the sum of (i) 0.75% of Final Average Annual Compensation (5 highest consecutive calendar years' earnings out of the last 10 years of employment) multiplied by the employee's years of service not in excess of 40 years, and (ii) 0.65% of Final Average Annual Compensation in excess of the average social security wage base multiplied by years of service not in excess of 35 years. Benefits were fully vested after five years of service.

During the second quarter of 2009, the Company amended the Pension Plan to limit eligibility to employees hired prior to June 19, 2009. During the fourth quarter of 2012, the Company notified employees that the Pension Plan would be frozen for all participants on December 31, 2012. Although no previously accrued benefits will be lost, employees will no longer accrue benefits for service subsequent to 2012. The Company made the decision to freeze the Pension Plan because of the uncertainty of future costs and to have a uniform set of benefits for all employees. The freezing of the Pension Plan resulted in an immediate $6.6 million reduction in its benefit obligation, which is referred to as a "curtailment gain" in the table below. The curtailment gain reduced the difference between the assets of the Pension Plan and its benefit obligation, and therefore had the effect of lowering the corresponding liability of the plan and lowering the amount of accumulated other comprehensive loss, which results in an increase in shareholders' equity.

The Company's contributions to the Pension Plan are based on computations by independent actuarial consultants and are intended to be deductible for income tax purposes. As discussed below, the contributions are invested to provide for benefits under the Pension Plan. The Company contributed $2,500,000 to the Pension Plan in each of the years ended December 31, 2012, 2011 and 2010. The Company expects that it will contribute $1,500,000 to the Pension Plan in 2013.

The following table reconciles the beginning and ending balances of the Pension Plan's benefit obligation, as computed by the Company's independent actuarial consultants, and its plan assets, with the difference between the two amounts representing the funded status of the Pension Plan as of the end of the respective year.

($ in thousands)	**2012**	2011	2010
Change in benefit obligation			
Benefit obligation at beginning of year	**$ 40,084**	31,140	25,395
Service cost	**1,835**	1,782	1,754
Interest cost	**1,451**	1,638	1,555
Actuarial (gain) loss	**(4,006)**	6,004	2,830
Benefits paid	**(503)**	(480)	(394)
Curtailment gain	**(6,589)**	-	-
Benefit obligation at end of year	**32,272**	40,084	31,140
Change in plan assets			
Plan assets at beginning of year	**24,466**	22,431	17,793
Actual return on plan assets	**3,661**	15	2,532
Employer contributions	**2,500**	2,500	2,500
Benefits paid	**(503)**	(480)	(394)
Plan assets at end of year	**30,124**	24,466	22,431
Funded status at end of year	**$ (2,148)**	(15,618)	(8,709)

The accumulated benefit obligation related to the Pension Plan was $32,272,000, $29,641,000, and $22,124,000 at December 31, 2012, 2011, and 2010, respectively.

The following table presents information regarding the amounts recognized in the consolidated balance sheets at December 31, 2012 and 2011 as it relates to the Pension Plan, excluding the related deferred tax assets.

($ in thousands)	**2012**	2011
Other assets – prepaid pension asset	**$ 1,232**	671
Other liabilities	**(3,380)**	(16,289)
	$ (2,148)	(15,618)

The following table presents information regarding the amounts recognized in accumulated other comprehensive income (AOCI) at December 31, 2012 and 2011, as it relates to the Pension Plan.

($ in thousands)	**2012**	2011
Net loss	**$ 3,380**	16,213
Net transition obligation	**-**	32
Prior service cost	**-**	44
Amount recognized in AOCI before tax effect	**3,380**	16,289
Tax benefit	**(1,317)**	(6,434)
Net amount recognized as reduction to AOCI	**$ 2,063**	9,855

The following table reconciles the beginning and ending balances of accumulated other comprehensive income (AOCI) at December 31, 2012 and 2011, as it relates to the Pension Plan:

($ in thousands)		**2012**	2011
Accumulated other comprehensive loss at beginning of fiscal year	$	**9,855**	5,432
Net (gain) loss arising during period		**(12,288)**	7,707
Prior service cost		**(32)**	-
Transition Obligation		**(30)**	-
Amortization of unrecognized actuarial loss		**(545)**	(382)
Amortization of prior service cost and transition obligation		**(14)**	(13)
Tax expense (benefit) of changes during the year, net		**5,117**	(2,889)
Accumulated other comprehensive loss at end of fiscal year	$	**2,063**	9,855

The following table reconciles the beginning and ending balances of the prepaid pension cost related to the Pension Plan:

($ in thousands)		**2012**	2011
Prepaid pension cost as of beginning of fiscal year	$	**671**	270
Net periodic pension cost for fiscal year		**(1,876)**	(2,099)
Actual employer contributions		**2,500**	2,500
Effect of curtailment		**(63)**	-
Prepaid pension asset as of end of fiscal year	$	**1,232**	671

Net pension cost for the Pension Plan included the following components for the years ended December 31, 2012, 2011, and 2010:

($ in thousands)		**2012**	2011	2010
Service cost – benefits earned during the period	$	**1,835**	1,782	1,754
Interest cost on projected benefit obligation		**1,451**	1,638	1,555
Expected return on plan assets		**(1,969)**	(1,716)	(1,479)
Net amortization and deferral		**559**	395	465
Net periodic pension cost	$	**1,876**	2,099	2,295

The estimated net loss that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is $14,000.

The following table is an estimate of the benefits that will be paid in accordance with the Pension Plan during the indicated time periods:

($ in thousands)	Estimated benefit payments
Year ending December 31, 2013	$ 723
Year ending December 31, 2014	860
Year ending December 31, 2015	968
Year ending December 31, 2016	1,160
Year ending December 31, 2017	1,302
Years ending December 31, 2018-2022	9,013

For each of the years ended December 31, 2012, 2011, and 2010, the Company used an expected long-term rate-of-return-on-assets assumption of 7.75%. The Company arrived at this rate based primarily on a third-party investment consulting firm's historical analysis of investment returns, which indicated that the mix of the Pension Plan's assets (generally 75% equities and 25% fixed income) can be expected to return approximately

7.75% on a long term basis.

Funds in the Pension Plan are invested in a mix of investment types in accordance with the Pension Plan's investment policy, which is intended to provide an average annual rate of return of 7% to 10%, while maintaining proper diversification. Except for Company stock, all of the Pension Plan's assets are invested in an unaffiliated bank money market account or mutual funds. The investment policy of the Pension Plan does not permit the use of derivatives, except to the extent that derivatives are used by any of the mutual funds invested in by the Pension Plan. The following table presents the targeted mix of the Pension Plan's assets as of December 31, 2012, as set out by the Plan's investment policy:

Investment type	Targeted % of Total Assets	Acceptable Range % of Total Assets
Fixed income investments		
Cash/money market account	2%	1%-5%
US government bond fund	10%	10%-20%
US corporate bond fund	10%	5%-15%
US corporate high yield bond fund	5%	0%-10%
Equity investments		
Large cap value fund	20%	20%-30%
Large cap growth fund	20%	20%-30%
Mid cap equity fund	10%	5%-15%
Small cap growth fund	8%	5%-15%
Foreign equity fund	10%	5%-15%
Company stock	5%	0%-10%

The Pension Plan's investment strategy contains certain investment objectives and risks for each permitted investment category. To ensure that risk and return characteristics are consistently followed, the Pension Plan's investments are reviewed at least semi-annually and rebalanced within the acceptable range. Performance measurement of the investments employs the use of certain investment category and peer group benchmarks. The investment category benchmarks as of December 31, 2012 are as follows:

Investment Category	Investment Category Benchmark	Range of Acceptable Deviation from Investment Category Benchmark
Fixed income investments		
Cash/money market account	Citigroup Treasury Bill Index – 3 month	0-50 basis points
US government bond fund	Barclays Intermediate Government Bond Index	0-200 basis points
US corporate bond fund	Barclays Aggregate Index	0-200 basis points
US corporate high yield bond fund	Barclays High Yield Index	0-200 basis points
Equity investments		
Large cap value fund	Russell 1000 Value Index	0-300 basis points
Large cap growth fund	Russell 1000 Growth Index	0-300 basis points
Mid cap equity fund	Russell Mid Cap Index	0-300 basis points
Small cap growth fund	Russell 2000 Growth Index	0-300 basis points
Foreign equity fund	MSCI EAFE Index	0-300 basis points
Company stock	Russell 2000 Index	0-300 basis points

Each of the investment fund's average annualized return over a three-year period should be within the range of acceptable deviation from the benchmarked index shown above. In addition to the investment category benchmarks, the Pension Plan also utilizes certain Peer Group benchmarks, based on Morningstar percentile rankings for each investment category. Funds are generally considered to be underperformers if their category ranking is below the 75th percentile for the trailing one-year period; the 50th percentile for the trailing three-year period; and the 25th percentile for the trailing five-year period.

The Pension Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. All of these risks are monitored and managed by the Company. No significant concentration of risk exists within the plan assets at December 31, 2012.

The fair values of the Company's pension plan assets at December 31, 2012, by asset category, are as follows:

($ in thousands)

	Total Fair Value at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed income investments				
Money market funds	$ 441	-	441	-
US government bond fund	2,995	2,995	-	-
US corporate bond fund	3,008	3,008	-	-
US corporate high yield bond fund	1,563	1,563	-	-
Equity investments				
Large cap value fund	6,101	6,101	-	-
Large cap growth fund	6,020	6,020	-	-
Small cap growth fund	2,514	2,514	-	-
Mid cap growth fund	3,153	3,153	-	-
Foreign equity fund	3,147	3,147	-	-
Company stock	1,182	1,182	-	-
Total	$ 30,124	29,683	441	-

The fair values of the Company's pension plan assets at December 31, 2011, by asset category, are as follows:

($ in thousands)

	Total Fair Value at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed income investments				
Money market funds	$ 831	-	831	-
US government bond fund	2,356	2,356	-	-
US corporate bond fund	2,331	2,331	-	-
US corporate high yield bond fund	1,195	1,195	-	-
Equity investments				
Large cap value fund	5,194	5,194	-	-
Large cap growth fund	4,883	4,883	-	-
Small cap growth fund	2,030	2,030	-	-
Mid cap growth fund	2,491	2,491	-	-
Foreign equity fund	2,328	2,328	-	-
Company stock	827	827	-	-
Total	$ 24,466	23,635	831	-

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

- Money market fund: valued on the active market on which it is traded; at amortized cost, which approximates fair value.
- Mutual funds, common stocks: valued at the closing price reported on the active market on which the individual securities are traded.

Supplemental Executive Retirement Plan. Historically, the Company sponsored a Supplemental Executive Retirement Plan (the "SERP") for the benefit of certain senior management executives of the Company. The purpose of the SERP was to provide additional monthly pension benefits to ensure that each such senior management executive would receive lifetime monthly pension benefits equal to 3% of his or her final average compensation multiplied by his or her years of service (maximum of 20 years) to the Company or its subsidiaries, subject to a maximum of 60% of his or her final average compensation. The amount of a participant's monthly SERP benefit is reduced by (i) the amount payable under the Company's qualified Pension Plan (described above), and (ii) 50% of the participant's primary social security benefit. Final average compensation means the average of the 5 highest consecutive calendar years of earnings during the last 10 years of service prior to termination of employment. The SERP is an unfunded plan. Payments are made from the general assets of the Company.

During the fourth quarter of 2012, the Company notified participants that the SERP would be frozen on December 31, 2012. Although no previously accrued benefits will be lost, participants will no longer accrue benefits for service subsequent to 2012. The freezing of the SERP resulted in an immediate $0.5 million reduction in its benefit obligation, which is referred to as a "curtailment gain" in the table below. The curtailment gain reduced the liability of the plan and lowered the amount of accumulated other comprehensive loss, which results in an increase in shareholders' equity.

The following table reconciles the beginning and ending balances of the SERP's benefit obligation, as computed by the Company's independent actuarial consultants:

($ in thousands)	**2012**	2011	2010
Change in benefit obligation			
Projected benefit obligation at beginning of year	**$ 8,064**	7,433	6,222
Service cost	**303**	292	408
Interest cost	**280**	351	377
Actuarial (gain) loss	**(1,201)**	93	531
Benefits paid	**(146)**	(105)	(105)
Curtailment gain	**(487)**	-	-
Projected benefit obligation at end of year	**6,813**	8,064	7,433
Plan assets	—	—	—
Funded status at end of year	**$ (6,813)**	(8,064)	(7,433)

The accumulated benefit obligation related to the SERP was $6,813,000, $7,199,000, and $5,623,000 at December 31, 2012, 2011, and 2010, respectively.

The following table presents information regarding the amounts recognized in the consolidated balance sheets at December 31, 2012 and 2011 as it relates to the SERP, excluding the related deferred tax assets.

($ in thousands)	**2012**	2011
Other assets – prepaid pension asset (liability)	**$ (6,614)**	(6,075)
Other liabilities	**(199)**	(1,989)
	$ (6,813)	(8,064)

The following table presents information regarding the amounts recognized in AOCI at December 31, 2012 and 2011.

($ in thousands)	**2012**	2011
Net (gain) loss	**$ 199**	1,887
Prior service cost	**-**	102
Amount recognized in AOCI before tax effect	**199**	1,989
Tax benefit	**(79)**	(786)
Net amount recognized as reduction to AOCI	**$ 120**	1,203

The following table reconciles the beginning and ending balances of accumulated other comprehensive income (AOCI) at December 31, 2012 and 2011, as it relates to the SERP:

($ in thousands)	**2012**	2011
Accumulated other comprehensive loss at beginning of fiscal year	**$ 1,203**	1,165
Net (gain) loss arising during period	**(1,687)**	93
Prior service cost	**(83)**	-
Amortization of unrecognized actuarial loss	**-**	(12)
Amortization of prior service cost and transition obligation	**(19)**	(19)
Tax expense (benefit) of changes during the year, net	**706**	(24)
Accumulated other comprehensive loss at end of fiscal year	**$ 120**	1,203

The following table reconciles the beginning and ending balances of the prepaid pension cost related to the SERP:

($ in thousands)	**2012**	2011
Prepaid pension cost (liability) as of beginning of fiscal year	**$ (6,075)**	(5,507)
Net periodic pension cost for fiscal year	**(602)**	(673)
Benefits paid	**146**	105
Effect of curtailment	**(83)**	-
Prepaid pension cost (liability) as of end of fiscal year	**$ (6,614)**	(6,075)

Net pension cost for the SERP included the following components for the years ended December 31, 2012, 2011, and 2010:

($ in thousands)	**2012**	2011	2010
Service cost – benefits earned during the period	**$ 303**	292	408
Interest cost on projected benefit obligation	**280**	351	377
Net amortization and deferral	**19**	30	100
Net periodic pension cost	**$ 602**	673	885

The following table is an estimate of the benefits that will be paid in accordance with the SERP during the indicated time periods:

($ in thousands)	Estimated benefit payments
Year ending December 31, 2013	$ 215
Year ending December 31, 2014	220
Year ending December 31, 2015	263
Year ending December 31, 2016	330
Year ending December 31, 2017	357
Years ending December 31, 2018-2022	2,309

The following assumptions were used in determining the actuarial information for the Pension Plan and the SERP for the years ended December 31, 2012, 2011, and 2010:

	2012		2011		2010	
	Pension Plan	**SERP**	Pension Plan	SERP	Pension Plan	SERP
Discount rate used to determine net periodic pension cost	**4.39%**	**4.39%**	5.59%	5.59%	6.00%	6.00%
Discount rate used to calculate end of year liability disclosures	**3.97%**	**3.97%**	4.39%	4.39%	5.59%	5.59%
Expected long-term rate of return on assets	**7.75%**	**n/a**	7.75%	n/a	7.75%	n/a
Rate of compensation increase	**3.50%**	**3.50%**	5.00%	5.00%	5.00%	5.00%

The Company's discount rate policy is based on a calculation of the Company's expected pension payments, with those payments discounted using the Citigroup Pension Index yield curve.

Note 13. Commitments, Contingencies, and Concentrations of Credit Risk

See Note 11 with respect to future obligations under noncancelable operating leases.

In the normal course of the Company's business, there are various outstanding commitments and contingent liabilities such as commitments to extend credit that are not reflected in the financial statements. The following table presents the Company's outstanding loan commitments at December 31, 2012.

($ in millions)

Type of Commitment	Fixed Rate	Variable Rate	Total
Outstanding closed-end loan commitments	$ 66	258	324
Unfunded commitments on revolving lines of credit, credit cards and home equity loans	33	184	217
Total	$ 99	442	541

At December 31, 2012 and 2011, the Company had $12.8 million and $7.1 million, respectively, in standby letters of credit outstanding. The Company has no carrying amount for these standby letters of credit at either of those dates. The nature of the standby letters of credit is a guarantee made on behalf of the Company's customers to suppliers of the customers to guarantee payments owed to the supplier by the customer. The standby letters of credit are generally for terms for one year, at which time they may be renewed for another year if both parties agree. The payment of the guarantees would generally be triggered by a continued nonpayment of an obligation owed by the customer to the supplier. The maximum potential amount of future payments (undiscounted) the Company could be required to make under the guarantees in the event of nonperformance by the parties to whom credit or financial guarantees have been extended is represented by the contractual amount of the standby letter of credit. In the event that the Company is required to honor a standby letter of credit, a note, already executed with the customer, is triggered which provides repayment terms and any collateral. Over the past two years, the Company has only had to honor several insignificant standby letters of credit, which have been or are being repaid by the borrower without any loss to the Company. Management expects any draws under existing commitments to be funded through normal operations.

The Company is not involved in any legal proceedings which, in management's opinion, could have a material effect on the consolidated financial position of the Company.

The Bank grants primarily commercial and installment loans to customers throughout its market area, which consists of Anson, Beaufort, Bladen, Brunswick, Buncombe, Cabarrus, Carteret, Chatham, Columbus, Dare, Davidson, Duplin, Guilford, Harnett, Iredell, Lee, Montgomery, Moore, New Hanover, Onslow, Randolph, Richmond, Robeson, Rockingham, Rowan, Scotland, Stanly and Wake Counties in North Carolina, Chesterfield, Dillon, Florence and Horry Counties in South Carolina, and Montgomery, Pulaski, Roanoke, Washington and Wythe Counties in Virginia. The real estate loan portfolio can be affected by the condition of the local real estate market. The commercial and installment loan portfolios can be affected by local economic conditions.

The Company's loan portfolio is not concentrated in loans to any single borrower or to a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, the Company monitors exposure to credit risk that could arise from potential concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. The Company has determined that there is no concentration of credit risk associated with its lending policies or practices.

The Company's investment portfolio consists principally of obligations of government-sponsored enterprises, mortgage-backed securities guaranteed by government-sponsored enterprises, corporate bonds, FHLB stock and general obligation municipal securities. The following are the fair values at December 31, 2012 of available for sale and held to maturity securities to any one issuer/guarantor that exceed $2.0 million, with such amounts representing the maximum amount of credit risk that the Company would incur if the issuer did not repay the obligation.

($ in thousands)

Issuer	Amortized Cost	Fair Value
Ginnie Mae - mortgage-backed securities	$ 83,950	86,353
Small Business Administration	55,034	55,710
Federal Home Loan Bank System - bonds	9,000	9,088
Federal Home Loan Bank of Atlanta - common stock	4,934	4,934
Craven County, North Carolina municipal bond	3,643	4,029
First Citizens Bancorp (South Carolina) – bond / trust preferred securities	3,998	3,813
Fannie Mae - mortgage-backed securities and collateralized mortgage obligations	3,701	3,987
Spartanburg, South Carolina Sanitary Sewer District municipal bond	3,293	3,662
Richmond County, North Carolina municipal bond	2,608	2,860
Federal Farm Credit bonds	2,500	2,508
South Carolina State municipal bond	2,133	2,384
Virginia State Housing Authority municipal bond	2,162	2,371

The Company places its deposits and correspondent accounts with the Federal Home Loan Bank of Atlanta, the Federal Reserve Bank, and Bank of America and sells its federal funds to Bank of America. At December 31, 2012, the Company had deposits in the Federal Home Loan Bank of Atlanta totaling $4.9 million, deposits of $133.8 million in the Federal Reserve Bank, deposits of $65.5 million in Bank of America, and deposits of $5 million with BB&T. None of the deposits held at the Federal Home Loan Bank of Atlanta or the Federal Reserve Bank, are FDIC-insured, however the Federal Reserve Bank is a government entity and therefore risk of loss is minimal. The deposits held at Bank of America and BB&T are FDIC-insured up to $250,000.

Note 14. Fair Value of Financial Instruments

Relevant accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following table summarizes the Company's financial instruments that were measured at fair value on a recurring and nonrecurring basis at December 31, 2012. The impaired loans shown below are those loans in which the value is based on the underlying collateral value.

($ in thousands)

Description of Financial Instruments	Fair Value at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring				
Securities available for sale:				
Government-sponsored enterprise securities	$ 11,596	—	11,596	—
Mortgage-backed securities	146,926	—	146,926	—
Corporate bonds	3,813	—	3,813	—
Equity securities	5,017	—	5,017	—
Total available for sale securities	$ 167,352	—	167,352	—
Nonrecurring				
Impaired loans – covered	$ 12,234	—	—	12,234
Impaired loans – non-covered	21,021	—	—	21,021
Foreclosed real estate – covered	47,290	—	—	47,290
Foreclosed real estate – non-covered	26,285	—	—	26,285

The following table summarizes the Company's financial instruments that were measured at fair value on a recurring and nonrecurring basis at December 31, 2011.

($ in thousands)

Description of Financial Instruments	Fair Value at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring				
Securities available for sale:				
Government-sponsored enterprise securities	$ 34,665	—	34,665	—
Mortgage-backed securities	124,105	—	124,105	—
Corporate bonds	12,488	—	12,488	—
Equity securities	11,368	399	10,969	—
Total available for sale securities	$ 182,626	399	182,227	—
Nonrecurring				
Impaired loans – covered	$ 21,288	—	—	21,288
Impaired loans – non-covered	80,541	—	—	80,541
Foreclosed real estate – covered	85,272	—	—	85,272
Foreclosed real estate – non-covered	37,023	—	—	37,023

The following is a description of the valuation methodologies used for instruments measured at fair value.

Securities Available for Sale — When quoted market prices are available in an active market, the securities are classified as Level 1 in the valuation hierarchy. If quoted market prices are not available, but fair values can be estimated by observing quoted prices of securities with similar characteristics, the securities are classified as Level 2 on the valuation hierarchy. Most of the fair values for the Company's Level 2 securities are determined by our third-party securities portfolio manager using matrix pricing. Matrix pricing is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities. For the Company, Level 2 securities include mortgage-backed securities, collateralized mortgage obligations, government-sponsored entity securities, and corporate bonds. In cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

The Company reviews the pricing methodologies utilized by the portfolio manager to ensure the fair value determination is consistent with the applicable accounting guidance and that the investments are properly classified in the fair value hierarchy. Further, the Company validates the fair values for a sample of securities in the portfolio by comparing the fair values provided by the portfolio manager to prices from other independent sources for the same or similar securities. The Company analyzes unusual or significant variances and conducts additional research with the portfolio manager, if necessary, and takes appropriate action based on its findings.

Impaired loans — Fair values for impaired loans in the above table are generally collateral dependent and are estimated based on underlying collateral values securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined using an income or market valuation approach based on an appraisal conducted by an independent, licensed third party appraiser (Level 3). The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable borrower's financial statements if not considered significant. Likewise, values for inventory and accounts receivable collateral are based on borrower financial statement balances or aging reports on a discounted basis as appropriate (Level 3). Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated

Statements of Income (Loss).

Foreclosed real estate – Foreclosed real estate, consisting of properties obtained through foreclosure or in satisfaction of loans, is reported at the lower of cost or fair value, based on a current appraisal that is generally prepared using an income or market valuation approach and conducted by an independent, licensed third party appraiser, adjusted for estimated selling costs (Level 3). At the time of foreclosure, any excess of the loan balance over the fair value of the real estate held as collateral is treated as a charge against the allowance for loan losses. For any real estate valuations subsequent to foreclosure, any excess of the real estate recorded value over the fair value of the real estate is treated as a foreclosed real estate write-down on the Consolidated Statements of Income (Loss). In December 2012, the Company recorded a write-down of $10.6 million related to its non-covered foreclosed properties. This write-down reduced the carrying value of these properties by approximately 29% beyond their standard carrying value as described above. This write-down was recorded because of management's intent to dispose of these properties in an expedited manner and accept sales prices lower than normal practice.

For Level 3 assets and liabilities measured at fair value on a recurring or non-recurring basis as of December 31, 2012, the significant unobservable inputs used in the fair value measurements were as follows:

($ in thousands)

Description	Fair Value at December 31, 2012	Valuation Technique	Significant Unobservable Inputs	General Range of Significant Unobservable Input Values
Impaired loans – covered	$ 12,234	Appraised value	Discounts to reflect current market conditions, ultimate collectability, and estimated costs to sell	0-49%
Impaired loans – non-covered	21,021	Appraised value	Discounts to reflect current market conditions, ultimate collectability, and estimated costs to sell	0-21%
Foreclosed real estate – covered	47,290	Appraised value	Discounts to reflect current market conditions and estimated costs to sell	0-29%
Foreclosed real estate – non-covered	26,285	Appraised value	Discounts to reflect current market conditions, abbreviated holding period and estimated costs to sell	0-40%

Transfers of assets or liabilities between levels within the fair value hierarchy are recognized when an event or change in circumstances occurs. There were no transfers between Level 1 and Level 2 for assets or liabilities measured on a recurring basis during the years ended December 31, 2012 or 2011.

For the year ended December 31, 2012, the decrease in the fair value of securities available for sale was ($606,000), which is included in other comprehensive income (net of tax benefit of $237,000). For the year ended December 31, 2011, the increase in the fair value of securities available for sale was $1,418,000, which is included in other comprehensive income (net of taxes of $554,000). Fair value measurement methods at December 31, 2012 and 2011 are consistent with those used in prior reporting periods.

As discussed in Note 1(p), the Company is required to disclose estimated fair values for its financial instruments. Fair value estimates as of December 31, 2012 and 2011 and limitations thereon are set forth below for the Company's financial instruments. See Note 1(p) for a discussion of fair value methods and assumptions, as well as fair value information for off-balance sheet financial instruments.

($ in thousands)	Level in Fair Value Hierarchy	**December 31, 2012** Carrying Amount	Estimated Fair Value	December 31, 2011 Carrying Amount	Estimated Fair Value
Cash and due from banks, noninterest-bearing	Level 1	**$ 96,588**	**96,588**	80,341	80,341
Due from banks, interest-bearing	Level 1	**144,919**	**144,919**	135,218	135,218
Federal funds sold	Level 1	**–**	**–**	608	608
Securities available for sale	Level 2	**167,352**	**167,352**	182,626	182,626
Securities held to maturity	Level 2	**56,064**	**61,496**	57,988	62,754
Presold mortgages in process of settlement	Level 1	**8,490**	**8,490**	6,090	6,090
Loans - non-covered, net of allowance	Level 3	**2,052,500**	**1,998,620**	2,033,542	1,987,979
Loans - covered, net of allowance	Level 3	**277,555**	**277,555**	355,426	355,426
Loans held for sale	Level 2	**30,393**	**30,393**	–	–
Accrued interest receivable	Level 1	**10,201**	**10,201**	11,779	11,779
FDIC indemnification asset	Level 3	**102,559**	**100,396**	121,677	121,004
Bank-owned life insurance	Level 1	**27,857**	**27,857**	2,207	2,207
Deposits	Level 2	**2,821,360**	**2,823,989**	2,755,037	2,759,504
Securities sold under agreements to repurchase	Level 2	**–**	**–**	17,105	17,105
Borrowings	Level 2	**46,394**	**20,981**	133,925	106,333
Accrued interest payable	Level 2	**1,299**	**1,299**	1,872	1,872

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no highly liquid market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include net premises and equipment, intangible and other assets such as deferred income taxes, prepaid expense accounts, income taxes currently payable and other various accrued expenses. In addition, the income tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Note 15. Equity-Based Compensation Plans

At December 31, 2012, the Company had the following equity-based compensation plans: the First Bancorp 2007 Equity Plan, the First Bancorp 2004 Stock Option Plan, and the First Bancorp 1994 Stock Option Plan. The Company's shareholders approved all equity-based compensation plans. The First Bancorp 2007 Equity Plan became effective upon the approval of shareholders on May 2, 2007. As of December 31, 2012, the First Bancorp 2007 Equity Plan was the only plan that had shares available for future grants.

The First Bancorp 2007 Equity Plan is intended to serve as a means to attract, retain and motivate key employees and directors and to associate the interests of the plans' participants with those of the Company and its shareholders. The First Bancorp 2007 Equity Plan allows for both grants of stock options and other types of equity-based compensation, including stock appreciation rights, restricted stock, restricted performance stock, unrestricted stock, and performance units.

Recent equity grants to employees have either had performance vesting conditions, service vesting conditions, or both. Compensation expense for these grants is recorded over the various service periods based on the estimated number of equity grants that are probable to vest. No compensation cost is recognized for grants that do not vest and any previously recognized compensation cost will be reversed. As it relates to director equity grants, the Company grants common shares, valued at approximately $16,000 to each non-employee director (currently 13 in total) in June of each year. Compensation expense associated with these director grants is recognized on the date of grant since there are no vesting conditions.

Pursuant to an employment agreement, the Company granted the chief executive officer 75,000 non-qualified stock options and 40,000 shares of restricted stock during the third quarter of 2012. The option award and the restricted stock award will vest in full on December 31, 2014 and December 31, 2015, respectively, if the Company achieves certain earnings targets for those years, and will be forfeited if the applicable targets are not achieved. Compensation expense for this grant will be recorded over the various periods based on the estimated number of options and restricted stock that are probable to vest. If the awards do not vest, no compensation cost will be recognized and any previously recognized compensation cost will be reversed. Based on current conditions, the Company has concluded that it is not probable that these awards will vest, and thus no compensation expense has been recorded.

The Company granted long-term restricted shares of common stock to certain senior executives on February 23, 2012 with a two year minimum vesting period. The total compensation expense associated with this grant was $89,700 and the grant will fully vest on February 23, 2014. The Company recorded $37,400 in stock option expense during 2012, and expects to record $11,200 in stock option expense each quarter thereafter until the awards vest.

The Company granted long-term restricted shares of common stock to certain senior executives on February 24, 2011 with a two year minimum vesting period. The total compensation expense associated with the February 24, 2011 grant was $105,500 and the grant will fully vest on February 24, 2013. The Company recorded $41,400 and $41,700 in stock option expense during 2012 and 2011, respectively, and expects to record the remaining $6,500 in stock option expense in the first quarter of 2013.

The Company granted long-term restricted shares of common stock to certain senior executives on December 11, 2009 with a two year minimum vesting period. The total compensation expense associated with the December 11, 2009 grant was $398,000 and the grant fully vested on December 11, 2011. The Company recorded $298,000 and $100,000 in stock option expense during 2011 and 2010, respectively.

The Company also recorded compensation expense of $299,000 in each of 2011 and 2010 related to the partial vesting of a June 17, 2008 grant of a combination of performance units and stock options.

Under the terms of the predecessor plans and the First Bancorp 2007 Equity Plan, options can have a term of no longer than ten years, and all options granted thus far under these plans have had a term of ten years. The Company's options provide for immediate vesting if there is a change in control (as defined in the plans).

At December 31, 2012, there were 521,613 options outstanding related to the three First Bancorp plans, with exercise prices ranging from $9.76 to $22.12. At December 31, 2012, there were 758,731 shares remaining available for grant under the First Bancorp 2007 Equity Plan.

The Company issues new shares of common stock when options are exercised.

The Company measures the fair value of each option award on the date of grant using the Black-Scholes option-pricing model. The Company determines the assumptions used in the Black-Scholes option pricing model as follows: the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant; the dividend yield is based on the Company's dividend yield at the time of the grant (subject to adjustment if the dividend yield on the grant date is not expected to approximate the dividend yield over the expected life of the option); the volatility factor is based on the historical volatility of the Company's stock (subject to adjustment if future volatility is reasonably expected to differ from the past); and the weighted-average expected life is based on the historical behavior of employees related to exercises, forfeitures and cancellations.

The Company's equity grants for 2012 were the issuance of 1) 9,559 shares of long-term restricted stock to certain senior executives on February 23, 2012, at a fair market value of $10.96 per share, which was the closing price of the Company's common stock on that date, 2) 25,452 shares of common stock to non-employee directors on June 1, 2012 (1,818 shares per director), at a fair market value of $8.86 per share, which was the closing price of the Company's common stock on that date, 3) 40,000 shares of restricted stock to the chief executive officer on August 28, 2012, at a fair market value of $9.76 per share, which was the closing price of the Company's common stock on that date, and 4) 75,000 stock options to the chief executive officer on August 28, 2012, at a fair value of $3.65 per share on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2012
Expected dividend yield	3.28%
Risk-free interest rate	1.64%
Expected life	10 years
Expected volatility	41.82%

The Company's equity grants for the year ended December 31, 2011 were the issuance of 1) 7,259 shares of long-term restricted stock to certain senior executives on February 24, 2011, at a fair market value of $14.54 per share, which was the closing price of the Company's common stock on that date, and 2) 21,210 shares of common stock to non-employee directors on June 1, 2011 (1,414 shares per director), at a fair market value of $11.39 per share, which was the closing price of the Company's common stock on that date.

The Company recorded total stock-based compensation expense of $311,000, $905,000 and $640,000 for the years ended December 31, 2012, 2011, and 2010, respectively. Of the $311,000 in expense that was recorded in 2012, approximately $226,000 related to the June 1, 2012 director grants, which is classified as "other operating expenses" in the Consolidated Statements of Income (Loss). The remaining $85,000 in expense relates the employee grants discussed above and is recorded as "salaries expense." Stock based compensation is reflected as an adjustment to cash flows from operating activities on the Company's Consolidated Statement of Cash Flows. The Company recognized $121,000, $353,000, and $250,000 of income tax benefits related to stock based compensation expense in the income statement for the years ended December 31, 2012, 2011, and 2010, respectively.

As noted above, certain of the Company's stock option grants contain terms that provide for a graded vesting schedule whereby portions of the award vest in increments over the requisite service period. The Company has elected to recognize compensation expense for awards with graded vesting schedules on a straight-line basis over the requisite service period for the entire award. Compensation expense is based on the estimated number of stock options and awards that will ultimately vest. Over the past five years, there have only been minimal amounts of forfeitures, and therefore the Company assumes that all options granted without performance conditions will become vested.

The following table presents information regarding the activity since December 31, 2009 related to all of the Company's stock options outstanding:

	Options Outstanding			
	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Contractual Term (years)	Aggregate Intrinsic Value
Balance at December 31, 2009	753,100	$ 17.73		
Granted	-	-		
Exercised	(18,667)	10.46		$ 97,940
Forfeited	(87,536)	16.53		
Expired	(4,500)	15.69		
Balance at December 31, 2010	642,397	$ 18.11		
Granted	-	-		
Exercised	(2,300)	13.30		$ 6,949
Forfeited	-	-		
Expired	(146,247)	15.47		
Balance at December 31, 2011	493,850	$ 18.92		
Granted	75,000	9.76		
Exercised	-	-		
Forfeited	-	-		
Expired	(47,237)	16.70		
Outstanding at December 31, 2012	521,613	$ 17.80	3.9	$ 218,625
Exercisable at December 31, 2012	445,613	$ 19.15	2.9	$ -

The Company received $0, $30,000, and $171,000 as a result of stock option exercises during the years ended December 31, 2012, 2011, and 2010, respectively. The Company recorded no tax benefits from the exercise of nonqualified stock options during the years ended December 31, 2012 and 2011. The Company recorded $36,000 in associated tax benefits from the exercise of nonqualified stock options during the year ended December 31, 2010.

The following table summarizes information about the stock options outstanding at December 31, 2012:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/12	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/12	Weighted-Average Exercise Price
$8.85 to $11.06	75,000	9.7	$ 9.76	-	$ -
$11.06 to $13.27	-	-	-	-	-
$13.27 to $15.48	27,000	6.4	14.35	27,000	14.35
$15.48 to $17.70	164,384	3.7	16.61	164,384	16.61
$17.70 to $19.91	56,250	2.7	19.65	56,250	19.65
$19.91 to $22.12	198,979	1.9	21.76	197,979	21.77
	521,613	3.9	$ 17.80	445,613	$ 19.15

The following table presents information regarding the activity during 2010, 2011, and 2012 related to the Company's outstanding performance units and restricted stock:

	Nonvested Performance Units		Long-Term Restricted Stock	
	Number of Units	Weighted-Average Grant-Date Fair Value	Number of Units	Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2009	54,225	$ 16.53	29,267	$ 13.59
Granted during the period	–	–	–	–
Vested during the period	–	–	–	–
Forfeited or expired during the period	(27,112)	16.53	–	–
Nonvested at December 31, 2010	27,113	$ 16.53	29,267	$ 13.59
Granted during the period	–	–	7,259	14.54
Vested during the period	(27,022)	16.53	(29,267)	13.59
Forfeited or expired during the period	(91)	16.53	–	–
Nonvested at December 31, 2011	–	$ –	7,259	$ 14.54
Granted during the period	–	–	49,559	$ 9.99
Vested during the period	–	–	–	–
Forfeited or expired during the period	–	–	(2,474)	12.55
Nonvested at December 31, 2012	–	$ –	54,344	$ 10.48

Note 16. Regulatory Restrictions

The Company is regulated by the Federal Reserve Board and is subject to securities registration and public reporting regulations of the Securities and Exchange Commission. The Bank is regulated by the FDIC and the North Carolina Commissioner of Banks.

The primary source of funds for the payment of dividends by the Company is dividends received from its subsidiary, the Bank. The Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits as determined pursuant to North Carolina General Statutes Section 53-87. As of December 31, 2012, the Bank had undivided profits of approximately $166,188,000 which were available for the payment of dividends (subject to remaining in compliance with regulatory capital requirements). As of December 31, 2012, approximately $233,671,000 of the Company's investment in the Bank is restricted as to transfer to the Company without obtaining prior regulatory approval.

The average reserve balance maintained by the Bank under the requirements of the Federal Reserve Board was approximately $865,000 for the year ended December 31, 2012.

The Company and the Bank must comply with regulatory capital requirements established by the Federal Reserve Board and FDIC. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. These capital standards require the Company and the Bank to maintain minimum ratios of "Tier 1" capital to total risk-weighted assets ("Tier I Capital Ratio") and total capital to risk-weighted assets of 4.00% and 8.00% ("Total Capital Ratio"), respectively. Tier 1 capital is comprised of total shareholders' equity, excluding unrealized gains or losses from the securities available for sale, less intangible assets, and total capital is comprised of Tier 1 capital plus certain adjustments, the largest of which for the Company and the Bank is the allowance for loan losses. Risk-weighted assets refer to the on- and off-balance sheet exposures of the Company and the Bank, adjusted for their related risk levels using formulas set forth in Federal Reserve Board and FDIC regulations.

In addition to the risk-based capital requirements described above, the Company and the Bank are subject to a leverage capital requirement, which calls for a minimum ratio of Tier 1 capital (as defined above) to quarterly average total assets ("Leverage Ratio) of 3.00% to 5.00%, depending upon the institution's composite ratings as determined by its regulators. The Federal Reserve Board has not advised the Company of any requirement specifically applicable to it.

In addition to the minimum capital requirements described above, the regulatory framework for prompt corrective action also contains specific capital guidelines applicable to banks for classification as "well capitalized," which are presented with the minimum ratios, the Company's ratios and the Bank's ratios as of December 31, 2012 and 2011 in the following table. Based on the most recent notification from its regulators, the Bank is well capitalized under the framework. There are no conditions or events since that notification that management believes have changed the Company's classification.

Also see Note 19 for discussion of preferred stock transactions that have affected the Company's capital ratios.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
($ in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(must equal or exceed)		(must equal or exceed)	
As of December 31, 2012						
Total Capital Ratio						
Company	**$ 359,554**	**16.67%**	**$ 172,572**	**8.00%**	**$ N/A**	**N/A**
Bank	**358,098**	**16.61%**	**172,424**	**8.00%**	**215,530**	**10.00%**
Tier I Capital Ratio						
Company	**332,350**	**15.41%**	**86,286**	**4.00%**	**N/A**	**N/A**
Bank	**330,916**	**15.35%**	**86,212**	**4.00%**	**129,318**	**6.00%**
Leverage Ratio						
Company	**332,350**	**10.24%**	**129,820**	**4.00%**	**N/A**	**N/A**
Bank	**330,916**	**10.20%**	**129,742**	**4.00%**	**162,178**	**5.00%**
As of December 31, 2011						
Total Capital Ratio						
Company	$ 355,897	16.72%	$ 170,329	8.00%	$ N/A	N/A
Bank	354,235	16.65%	170,180	8.00%	212,725	10.00%
Tier I Capital Ratio						
Company	329,100	15.46%	85,165	4.00%	N/A	N/A
Bank	327,461	15.39%	85,090	4.00%	127,635	6.00%
Leverage Ratio						
Company	329,100	10.21%	128,910	4.00%	N/A	N/A
Bank	327,461	10.17%	128,831	4.00%	161,039	5.00%

Note 17. Supplementary Income Statement Information

Components of other noninterest income/expense exceeding 1% of total income for any of the years ended December 31, 2012, 2011, and 2010 are as follows:

($ in thousands)	**2012**	2011	2010
Other service charges, commissions, and fees – debit interchange income	**$ 5,262**	4,757	3,608
Other service charges, commissions, and fees – other interchange income	**1,213**	1,033	912
Other operating expenses – interchange expense	**2,416**	2,042	1,736
Other operating expenses – stationery and supplies	**2,240**	2,867	2,563
Other operating expenses – telephone expense	**1,683**	2,127	2,053
Other operating expenses – FDIC insurance expense	**2,678**	3,008	4,387
Other operating expenses – repossession and collection – non-covered	**3,107**	3,492	2,138
Other operating expenses – repossession and collection – covered, net of FDIC reimbursement and rental income	**1,642**	1,968	2,617
Other operating expenses – outside consultants	**1,916**	1,842	1,185
Other operating expenses – legal and audit	**1,722**	1,595	1,572

Note 18. Condensed Parent Company Information

Condensed financial data for First Bancorp (parent company only) follows:

CONDENSED BALANCE SHEETS	As of December 31,	
($ in thousands)	**2012**	2011
Assets		
Cash on deposit with bank subsidiary	**$ 3,335**	3,324
Investment in wholly-owned subsidiaries, at equity	**399,688**	388,528
Premises and Equipment	**152**	161
Other assets	**1,637**	1,633
Total assets	**$ 404,812**	393,646
Liabilities and shareholders' equity		
Trust preferred securities	**$ 46,394**	46,394
Other liabilities	**2,301**	2,102
Total liabilities	**48,695**	48,496
Shareholders' equity	**356,117**	345,150
Total liabilities and shareholders' equity	**$ 404,812**	393,646

CONDENSED STATEMENTS OF INCOME	Year Ended December 31,		
($ in thousands)	**2012**	2011	2010
Dividends from wholly-owned subsidiaries	**$ 10,000**	9,500	26,250
Earnings (losses) of wholly-owned subsidiaries, net of dividends	**(31,493)**	5,862	(14,536)
Interest expense	**(1,111)**	(1,041)	(1,054)
All other income and expenses, net	**(802)**	(679)	(678)
Net income (loss)	**(23,406)**	13,642	9,982
Preferred stock dividends and accretion	**(2,809)**	(6,166)	(4,107)
Net income (loss) available to common shareholders	**$ (26,215)**	7,476	5,875

CONDENSED STATEMENTS OF CASH FLOWS	Year Ended December 31,		
($ in thousands)	**2012**	2011	2010
Operating Activities:			
Net income (loss)	$ **(23,406)**	13,642	9,982
Equity in undistributed (earnings) losses of subsidiaries	**21,493**	(5,862)	-
Dividend from subsidiaries in excess of earnings	**10,000**	—	14,536
Decrease in other assets	**26**	38	32
Increase (decrease) in other liabilities	**199**	(62)	17
Total – operating activities	**8,312**	7,756	24,567
Investing Activities:			
Downstream cash investment in subsidiary	**(33,850)**	(16,250)	—
Cash proceeds from dissolution of subsidiary	—	—	706
Total – investing activities	**(33,850)**	(16,250)	706
Financing Activities:			
Payment of preferred and common cash dividends	**(8,463)**	(8,237)	(8,609)
Proceeds from issuance of preferred stock	**7,287**	63,500	—
Redemption of preferred stock	—	(65,000)	—
Proceeds from issuance of common stock	**26,727**	881	840
Repurchases of common stock	**(2)**	(228)	—
Repurchase of common stock warrants	—	(924)	—
Total - financing activities	**25,549**	(10,008)	(7,769)
Net increase (decrease) in cash	**11**	(18,502)	17,504
Cash, beginning of year	**3,324**	21,826	4,322
Cash, end of year	$ **3,335**	3,324	21,826

Note 19. Shareholders' Equity Transactions

U.S. Treasury Capital Purchase Program

On January 9, 2009, the Company completed the sale of $65 million of Series A preferred stock to the United States Treasury Department (Treasury) under the Treasury's Capital Purchase Program. The program was designed to attract broad participation by healthy banking institutions to help stabilize the financial system and increase lending for the benefit of the U.S. economy.

Under the terms of the stock purchase agreement, the Treasury received (i) 65,000 shares of fixed rate cumulative perpetual preferred stock with a liquidation value of $1,000 per share and (ii) a warrant to purchase 616,308 shares of the Company's common stock, no par value, in exchange for $65 million. As discussed below, the Company redeemed this preferred stock in the third quarter of 2011 and repurchased the common stock warrant in the fourth quarter of 2011.

The Series A preferred stock qualified as Tier 1 capital and its terms required cumulative dividends at a rate of 5% for the first five years, and 9% thereafter.

The warrant had a 10-year term and became immediately exercisable upon its issuance, with an exercise price equal to $15.82 per share.

The Company allocated the $65 million in proceeds to the preferred stock and the common stock warrant based on their relative fair values. To determine the fair value of the preferred stock, the Company used a discounted cash flow model that assumed redemption of the preferred stock at the end of year five. The discount rate utilized was 13% and the estimated fair value was determined to be $36.2 million. The fair value of the common stock warrant was estimated to be $2.8 million using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	4.83%
Risk-free interest rate	2.48%
Expected life	10 years
Expected volatility	35.00%
Weighted average fair value	$ 4.47

The aggregate fair value result for both the preferred stock and the common stock warrant was determined to be $39.0 million, with 7% of this aggregate total attributable to the warrant and 93% attributable to the preferred stock. Therefore, the $65 million issuance was allocated with $60.4 million being assigned to the preferred stock and $4.6 million being assigned to the common stock warrant.

The $4.6 million difference between the $65 million face value of the preferred stock and the $60.4 million allocated to it upon issuance was recorded as a discount on the preferred stock. Until the Company redeemed the preferred stock in the third quarter of 2011 (discussed below), the $4.6 million discount was being accreted, using the effective interest method, as a reduction in net income available to common shareholders over a five-year period at approximately $0.8 million to $1.0 million per year.

On September 1, 2011, the Company redeemed the 65,000 shares of outstanding Series A preferred stock from the U.S. Treasury for a redemption price of $65 million, plus unpaid dividends. The Company funded the majority of this transaction by simultaneously issuing Series B preferred stock to the Treasury as part of the Small Business Lending Fund (see below).

Due to the redemption of the preferred stock, the Company accreted the remaining discount of $2.3 million during the third quarter of 2011, which resulted in total discount accretion for 2011 of $2.9 million, which compared to $0.9 million recorded in 2010. Preferred stock discount accretion is deducted from net income in computing "Net income available to common shareholders."

In November 2011, the Company repurchased the outstanding common stock warrant from the Treasury for $1.50 per common share, or a total of $924,000.

Small Business Lending Fund

On September 1, 2011, the Company completed the sale of $63.5 million of Series B preferred stock to the Secretary of the Treasury under the Small Business Lending Fund (SBLF). The fund was established under the Small Business Jobs Act of 2010 that was created to encourage lending to small businesses by providing capital to qualified community banks with assets less than $10 billion.

Under the terms of the stock purchase agreement, the Treasury received 63,500 shares of non-cumulative perpetual preferred stock with a liquidation value of $1,000 per share, in exchange for $63.5 million.

The Series B preferred stock qualifies as Tier 1 capital. The dividend rate, as a percentage of the liquidation amount, can fluctuate on a quarterly basis during the first 10 quarters during which the Series B preferred stock is outstanding, based upon changes in the level of "Qualified Small Business Lending" or "QSBL". For the first nine quarters after issuance, the dividend rate can range from one percent (1%) to five percent (5%) per annum based upon the increase in QSBL as compared to the baseline. For quarters subsequent to the issuance in 2011, the Company has paid a dividend rate ranging from 3.0% to 5.0%. Based upon an increase in the level of QSBL over the baseline level calculated under the terms of the related purchase agreement, the dividend rate for the first quarter of 2013 is expected to be 1.2% and the dividend rate for the second quarter is expected to be 1.0%, subject to confirmation by Treasury. For the tenth calendar quarter through four and one half years after issuance, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) based upon the level of QSBL compared to the baseline. After four and one half years from the issuance, the dividend rate will increase to nine percent (9%). Subject to regulatory approval, the Company is generally permitted to redeem the Series B preferred shares at par plus unpaid dividends.

There was no discount recorded related to the SBLF preferred stock (because no warrants were issued in connection with this preferred stock issuance), and therefore there will be no future amounts recorded for preferred stock discount accretion.

For the twelve months ended December 31, 2012, the Company accrued approximately $2,809,000 in preferred dividend payments. This amount is deducted from net income in computing "Net income available to common shareholders."

Stock Issuance

On December 21, 2012, the Company issued 2,656,294 shares of its common stock and 728,706 shares of the Company's Series C Preferred Stock to certain accredited investors, each at the price of $10.00 per share, pursuant to a private placement transaction. Net proceeds from this sale of common and preferred stock were $33.8 million and were used to strengthen and remove risk from the Company's balance sheet in anticipation of a planned disposition of certain classified loans and write-down of foreclosed real estate.

The Series C Preferred Stock qualifies as Tier 1 capital and is Convertible Perpetual Preferred Stock, with dividend rights equal to the Company's Common Stock. Each share of Series C Preferred Stock will automatically convert into one share of Common Stock on the date the holder of Series C Preferred Stock transfers any shares of Series C Preferred Stock to a non-affiliate of the holder in certain permissible transfers. The Series C Preferred Stock is non-voting, except in limited circumstances.

During the fourth quarter of 2012, the Company accrued approximately $58,000 in preferred dividend payments for the Series C Preferred Stock.

Note 20. Subsequent Event

On January 23, 2013, the Company completed the sale of the $30.4 million of loans classified as "Loans Held for Sale" on the Consolidated Balance Sheets as of December 31, 2012. The Company received proceeds of approximately $30.4 million, matching the carrying value.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
First Bancorp
Troy, North Carolina

We have audited the accompanying consolidated balance sheets of First Bancorp and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Bancorp and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Elliott Davis, PLLC

Charlotte, North Carolina
March 14, 2013

Elliott Davis PLLC elliottdavis.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
First Bancorp
Troy, North Carolina

We have audited the internal control over financial reporting of First Bancorp and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011 and the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 14, 2013 expressed an unqualified opinion thereon.

/s/ Elliott Davis, PLLC

Charlotte, North Carolina
March 14, 2013

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, which are our controls and other procedures that are designed to ensure that information required to be disclosed in our periodic reports with the SEC is recorded, processed, summarized and reported within the required time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed is communicated to our management to allow timely decisions regarding required disclosure. Based on the evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in allowing timely decisions regarding disclosure to be made about material information required to be included in our periodic reports with the SEC.

Management's Report On Internal Control Over Financial Reporting

Management of First Bancorp and its subsidiaries (the "Company") is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control – Integrated Framework, management of the Company has concluded the Company maintained effective internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 Rules 13a-15(f), as of December 31, 2012.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is also responsible for the preparation and fair presentation of the consolidated financial statements and other financial information contained in this report. The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles and include, as necessary, best estimates and judgments by management.

Elliott Davis, PLLC, an independent, registered public accounting firm, has audited the Company's consolidated financial statements as of and for the year ended December 31, 2012, and audited the Company's effectiveness of internal control over financial reporting as of December 31, 2012, as stated in their report, which is included in Item 8 hereof.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during, or subsequent to, the fourth quarter of 2012 that were reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated herein by reference is the information under the captions "Directors, Nominees and Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance Policies and Practices" and "Board Committees, Attendance and Compensation" from the Company's definitive proxy statement to be filed pursuant to Regulation 14A.

Item 11. Executive Compensation

Incorporated herein by reference is the information under the captions "Executive Compensation" and "Board Committees, Attendance and Compensation" from the Company's definitive proxy statement to be filed pursuant to Regulation 14A.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Incorporated herein by reference is the information under the captions "Principal Holders of First Bancorp Voting Securities" and "Directors, Nominees and Executive Officers" from the Company's definitive proxy statement to be filed pursuant to Regulation 14A.

See also "Additional Information Regarding the Registrant's Equity Compensation Plans" in Item 5 of this report.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated herein by reference is the information under the caption "Certain Transactions" and "Corporate Governance Policies and Practices" from the Company's definitive proxy statement to be filed pursuant to Regulation 14A.

Item 14. Principal Accountant Fees and Services

Incorporated herein by reference is the information under the caption "Audit Committee Report" from the Company's definitive proxy statement to be filed pursuant to Regulation 14A.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements - See Item 8 and the Cross Reference Index on page 3 for information concerning the Company's consolidated financial statements and report of independent auditors.

2. Financial Statement Schedules - not applicable

3. Exhibits

The following exhibits are filed with this report or, as noted, are incorporated by reference. Management contracts, compensatory plans and arrangements are marked with an asterisk (*).

3.a Articles of Incorporation of the Company and amendments thereto were filed as Exhibits 3.a.i through 3.a.v to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002, and are incorporated herein by reference. Articles of Amendment to the Articles of Incorporation were filed as Exhibits 3.1 and 3.2 to the Company's Current Report on Form 8-K filed on January 13, 2009, and are incorporated herein by reference. Articles of Amendment to the Articles of Incorporation were filed as Exhibit 3.1.b to the Company's Registration Statement on Form S-3D filed on June 29, 2010, and are incorporated herein by reference. Articles of Amendment to the Articles of Incorporation were filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 6, 2011, and are incorporated herein by reference. Articles of Amendment to the Articles of Incorporation were filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 26, 2012, and are incorporated herein by reference.

3.b Amended and Restated Bylaws of the Company were filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 23, 2009, and are incorporated herein by reference.

4.a Form of Common Stock Certificate was filed as Exhibit 4 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, and is incorporated herein by reference.

4.b Form of Certificate for Series B Preferred Stock was filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 6, 2011, and is incorporated herein by reference.

4.c Form of Certificate for Series C Preferred Stock was filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 26, 2012, and is incorporated herein by reference.

10 Material Contracts

10.a First Bancorp Annual Incentive Plan was filed as Exhibit 10(a) to the Form 8-K filed on February 2, 2007 and is incorporated herein by reference. (*)

10.b Indemnification Agreement between the Company and its Directors and Officers was filed as Exhibit 10(t) to the Registrant's Registration Statement Number 33-12692, and is incorporated herein by reference.

10.c First Bancorp Senior Management Supplemental Executive Retirement Plan was filed as Exhibit 10.1 to the Company's Form 8-K filed on December 22, 2006, and is incorporated herein by reference. (*)

10.d First Bancorp 1994 Stock Option Plan was filed as Exhibit 10(f) to the Company's Annual Report on Form

10-K for the year ended December 31, 2001, and is incorporated herein by reference. (*)

10.e First Bancorp 2004 Stock Option Plan was filed as Exhibit B to the Registrant's Form Def 14A filed on March 30, 2004 and is incorporated herein by reference. (*)

10.f First Bancorp 2007 Equity Plan was filed as Appendix B to the Registrant's Form Def 14A filed on March 27, 2007 and is incorporated herein by reference. (*)

10.g Employment Agreement between the Company and Anna G. Hollers dated August 17, 1998 was filed as Exhibit 10(m) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, and is incorporated by reference (Commission File Number 000-15572). (*)

10.h Employment Agreement between the Company and Eric P. Credle dated August 17, 1998 was filed as Exhibit 10(p) to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and is incorporated herein by reference (Commission File Number 333-71431).(*)

10.i Employment Agreement between the Company and John F. Burns dated September 14, 2000 was filed as Exhibit 10.w to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and is incorporated herein by reference. (*)

10.j Employment Agreement between the Company and R. Walton Brown dated January 15, 2003 was filed as Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and is incorporated herein by reference. (*)

10.k Amendment to the employment agreement between the Company and R. Walton Brown dated March 8, 2005 was filed as Exhibit 10.n to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and is incorporated herein by reference. (*)

10.l Employment Agreement between the Company and Jerry L. Ocheltree was filed as Exhibit 10.1 to the Form 8-K filed on January 25, 2006, and is incorporated herein by reference. (*)

10.m First Bancorp Long Term Care Insurance Plan was filed as Exhibit 10(o) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, and is incorporated by reference. (*)

10.n Advances and Security Agreement with the Federal Home Loan Bank of Atlanta dated February 15, 2005 was attached as Exhibit 99(a) to the Form 8-K filed on February 22, 2005, and is incorporated herein by reference.

10.o Form of Stock Option and Performance Unit Award Agreement was filed as Exhibit 10 to the Company's Form 8-K filed on June 23, 2008 and is incorporated herein by reference. (*)

10.p Description of Director Compensation pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K . (*)

10.q Purchase and Assumption Agreement among Federal Deposit Insurance Corporation, Receiver of Cooperative Bank, Federal Deposit Insurance Corporation and First Bank dated as of June 19, 2009 was filed as Exhibit 10.1 to the Company's Form 8-K filed on June 24, 2009, and is incorporated herein by reference.

10.r Form of Restricted Stock Award Agreement under the First Bancorp 2007 Equity Plan was filed as Exhibit 10.u to the Company's Annual Report on Form 10-K for the year ended December 31, 2009 and is incorporated herein by reference. (*)

10.s First Bancorp Employees' Pension Plan, including amendments, was filed as Exhibit 10.v to the Company's Annual Report on Form 10-K for the year ended December 31, 2009 and is incorporated herein by reference. (*)

10.t Purchase and Assumption Agreement among Federal Deposit Insurance Corporation, Receiver of The Bank of Asheville, Federal Deposit Insurance Corporation and First Bank, dated as of January 21, 2011, was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 26, 2011, and is incorporated herein by reference.

10.u Securities Purchase Agreement, dated September 1, 2011, between First Bancorp and the Secretary of the Treasury, with respect to the issuance and sale of Series B Preferred Stock, was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 6, 2011, and is incorporated herein by reference.

10.v Repurchase Letter Agreement, dated September 1, 2011, between First Bancorp and the United States Department of the Treasury, with respect to the repurchase and redemption of the Series A Preferred Stock, was filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 6, 2011 and is incorporated herein by reference.

10.w Employment Agreement between the Company and Richard H. Moore dated August 28, 2012 was filed as Exhibit 10.a to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and is incorporated herein by reference. (*)

10.x Purchase and Assumption Agreement among Four Oaks Bank & Trust Company and Four Oaks Fincorp, Inc. and First Bank, dated as of September 26, 2012 was filed as Exhibit 10.b to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and is incorporated herein by reference.

10.y Securities Purchase Agreement, dated December 21, 2012, between First Bancorp and Purchasers, with respect to the issuance and sale of common stock and the issuance and sale of Series C Preferred Stock, was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 26, 2012 and is incorporated herein by reference.

10.z Loan Purchase Agreement By and Between First Bank and Violet Portfolio, LLC dated as of January 23, 2013 was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 24, 2013, and is incorporated herein by reference.

12 Computation of Ratio of Earnings to Fixed Charges.

21 List of Subsidiaries of Registrant was filed as Exhibit 21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010 and is incorporated herein by reference.

23 Consent of Independent Registered Public Accounting Firm, Elliott Davis, PLLC

31.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.

31.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.

32.1 Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101 The following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income (Loss), (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Shareholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements. (1)

(b) Exhibits - see (a)(3) above

(c) No financial statement schedules are filed herewith.

Copies of exhibits are available upon written request to: First Bancorp, Anna G. Hollers, Executive Vice President, P.O. Box 508, Troy, NC 27371

---

(1) As provided in Rule 406T of Regulation S-T, this information shall not be deemed "filed" for purposes of Section 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934 or otherwise subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, FIRST BANCORP has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Troy, and State of North Carolina, on the 15th day of March 2013.

First Bancorp

By: /s/ Richard H. Moore
Richard H. Moore
President, Chief Executive Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on behalf of the Company by the following persons and in the capacities and on the dates indicated.

Executive Officers

/s/ Richard H. Moore
Richard H. Moore
President, Chief Executive Officer and Treasurer

/s/ Anna G. Hollers
Anna G. Hollers
Executive Vice President
Chief Operating Officer / Secretary
March 15, 2013

/s/ Eric P. Credle
Eric P. Credle
Executive Vice President
Chief Financial Officer
(Principal Accounting Officer)
March 15, 2013

Board of Directors

/s/ Mary Clara Capel
Mary Clara Capel
Chairman of the Board
Director
March 15, 2013

/s/ Daniel T. Blue, Jr.
Daniel T. Blue, Jr.
Director
March 15, 2013

/s/ Jack D. Briggs
Jack D. Briggs
Director
March 15, 2013

/s/ R. Walton Brown
R. Walton Brown
Director
March 15, 2013

/s/ David L. Burns
David L. Burns
Director
March 15, 2013

/s/ Richard H. Moore
Richard H. Moore
Director
March 15, 2013

/s/ Jerry L. Ocheltree
Jerry L. Ocheltree
Director
March 15, 2013

/s/ George R. Perkins, Jr.
George R. Perkins, Jr.
Director
March 15, 2013

/s/ Thomas F. Phillips
Thomas F. Phillips
Director
March 15, 2013

/s/ Frederick L. Taylor II
Frederick L. Taylor II
Director
March 15, 2013

/s/ John F. Burns
John F. Burns
Director
March 15, 2013

/s/ James C. Crawford, III
James C. Crawford, III
Director
March 15, 2013

____
R. Winston Dozier, Jr.
Director
March 15, 2013

/s/ James G. Hudson, Jr.
James G. Hudson, Jr.
Director
March 15, 2013

/s/ Virginia C. Thomasson
Virginia C. Thomasson
Director
March 15, 2013

/s/ Dennis A. Wicker
Dennis A. Wicker
Director
March 15, 2013

/s/ John C. Willis
John C. Willis
Director
March 15, 2013

SHAREHOLDER INFORMATION

CORPORATE OFFICE
341 North Main Street
PO Box 508
Troy, NC 27371
910-576-6171
800-548-9377
Fax 910-576-0662
www.FirstBancorp.com

INDEPENDENT AUDITORS
Elliott Davis, PLLC
Charlotte, NC

CORPORATE COUNSEL
Robinson, Bradshaw & Hinson, PA
Charlotte, NC

TRANSFER AGENT
Registrar & Transfer Co., Inc.
10 Commerce Drive
Cranford, NJ 07016-3572
800-368-5948
www.rtco.com

SHAREHOLDERS' MEETING
The Annual Meeting will be held on May 9, 2013 at 3:00 pm at the James H. Garner Conference Center, 211 Burnette Street, Troy, North Carolina.

COMMON STOCK INFORMATION
First Bancorp's common stock is traded on the NASDAQ Global Select Market under the symbol FBNC. There were 19,669,302 shares outstanding as of December 31, 2012 with 2,600 shareholders of record and approximately 3,600 additional shareholders that held their shares in "street name."

DIRECT DEPOSIT
With Direct Deposit, shareholders may enjoy the convenience of having dividends directly deposited into their Checking or Savings Account. There is no cost for this service. Shareholders may obtain further information about Direct Deposit by calling us toll-free at 800-548-9377 and asking for Shareholder Services.

SHAREHOLDER SERVICES
First Bancorp offers online access to your First Bancorp Stock Account, including your account balance, certificate history, dividend reinvestment plan information and more. Choose About Us at www.FirstBancorp.com and select Investor Relations.

First Bancorp offers online access to all financial publications, including annual reports and quarterly reports filed with the Securities and Exchange Commission. Choose About Us at www.FirstBancorp.com and select Investor Relations. SEC Filings are accessible from the left sidebar menu.

For more information or shareholder assistance, call us toll-free at 800-548-9377 and ask for Shareholder Services.

COPIES OF FORM 10-K
Copies of the First Bancorp Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained at no cost by contacting:

Investor Relations
Anna Hollers
PO Box 508
Troy, NC 27371-0508
800-548-9377
or
by visiting our corporate website at
www.FirstBancorp.com

DIVIDEND REINVESTMENT
Registered holders of First Bancorp stock are eligible to participate in the Company's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of First Bancorp common stock without payment of brokerage commissions. For an information folder and authorization form, or to receive additional information on this plan, contact:

Investor Relations
Anna Hollers
800-548-9377
or
Registrar & Transfer Co., Inc.
Dividend Reinvestment Section
10 Commerce Drive
Cranford, NJ 07016-3572
800-368-5948 or info@rtco.com

F I R S T   B A N C O R P

341 North Main Street
PO Box 508
Troy, NC 27371-0508
First Bancorp:

www.FirstBancorp.com